2008 ANNUAL REPORT



We're proud to have helped bring the Australian Tree Kangaroos to the Woodland Park Zoo.

SOUND
FINANCIAL, INC.



COVER STORY: *Tree kangaroos are large, heavy-bodied marsupials with a long, non-prehensile tails. They inhabit the mountainous rain forests of Australia and New Guinea. They are active at twilight and night, eating leaves and bark high in the trees, and By day, they sleep curled up unprotected on a branch. Their average length is 26", and maximum weight is about 23 pounds. Amazingly, tree kangaroos can leap 60 feet to the ground from trees without getting hurt.*

Ever since the Woodland Park Zoo captured her imagination as a three year old, Sound Community Bank CEO, Laurie Stewart, has been one of its staunchest supporters. So when she heard that two tree kangaroos were available, Laurie enlisted the Sound Community Foundation to help provide the funding. The two "Tree Roos" are scheduled to arrive at the Woodland Park by summer, and after a short quarantine period, they'd be pleased to have you stop by for a visit.

A MESSAGE FROM THE PRESIDENT



Dear Fellow Shareholders,

2008 was an historic year in financial services. A seemingly endless stream of failures, takeovers and bailouts dominated the headlines throughout the year, creating volatility and turmoil in the financial services sector and the economy as a whole.

As we begin a new year, the economic environment remains challenging. But in the midst of all the unsettling news, I'm pleased to report that Sound Financial completed 2008 as a profitable, growing and well capitalized company.

This was our first year as a public company, but we didn't let that alter our values or change the way we conduct our business. We continued to do those things that have made us successful for the past 55 years. We remained focused on providing excellent service while serving the needs of our customers and communities. We developed and implemented convenient new banking services. We provided competitive returns and a safe haven for our deposit customers. We continued to support and participate in local community events and activities. And we never stopped lending money to qualified borrowers to help finance homes, automobiles and businesses. Our mission of "making dreams come true" one customer at a time remains our top priority.

While we avoided many of the well-publicized pitfalls that plagued other financial institutions, we certainly aren't immune to the effects of a slowing economy, or the results of dramatic moves made by policy makers in both Washington's. This continues to be a difficult time for our industry, and our stock has reflected the "out of favor" status of our sector. However, we're confident that we're doing the right things every day to keep earning the trust of our customers, which will create profitable growth and value for our shareholders.

We sincerely appreciate your ongoing confidence in Sound Community Bank and Sound Financial Inc.

Sincerely,

Laura Lee Stewart
President & CEO

SOUND FINANCIAL INC. CORPORATE INFORMATION

Sound Financial, Inc.
is a federal savings association holding company, regulated by the OTS and whose principal business is operating its wholly owned subsidiary, Sound Community Bank. Sound Financial executive offices are located at 2005 5th Avenue, Séattle, Washington 98121, and the telephone number is (206) 448-0884.

Sound Community Bank
is a federally chartered savings bank with five full-service banking offices in the greater Puget Sound area of Washington State. It is a community-oriented institution, primarily engaged in attracting deposits from the general public and originating loans to individuals and businesses.

Board of Directors of
Sound Financial, Inc. and
Sound Community Bank

Tyler K. Myers, Chairman
Owner and Manager,
The Myers Group

David S. Haddad, Jr., Vice Chairman
Customer Service Supervisor,
Alaska Airlines

Laura Lee Stewart
President/Chief Executive
Officer, Sound Financial, Inc and
Sound Community Bank

Robert F. Carney
Director of Meat and
Seafood Merchandising,
Scolaris Food & Drug Company

Debra Jones
Vice President of Administrative
Services,
Bellingham Technical College

Milton McMullen
Retired

Rogelio Riojas
Chief Executive Officer, Sea Mar
Community Health Centers

James E. Sweeney
President, Super Supplements,
Inc.

Executive Officers of
Sound Financial, Inc. and
Sound Community Bank

Laura Lee Stewart
President/Chief Executive
Officer

Matthew P. Deines
Executive Vice President/
Chief Financial Officer

Matthew F. Moran
Executive Vice President/
Chief Credit Officer

Marlene L. Price
Senior Vice President/
Lending Manager

Patricia Floyd
Senior Vice President/
Human Resources

Scott V. Boyer
Senior Vice President/
Retail Banking

SOUND FINANCIAL INC. SHAREHOLDER INFORMATION

Annual Meeting

The Annual Meeting of Shareholders of Sound Financial, Inc. will be held at our main office located at 2005 5th Avenue, Suite 200, Seattle Washington 98121, on May 26, 2009, at 2:30 p.m. local time.

Annual and Other Reports

Our Annual Report on Form 10-K for the year ended December 31, 2008 is included in this Annual Report to Shareholders. Additional copies of that Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Matthew P. Deines, EVP/CFO at Sound Financial, Inc., 2005 5th Avenue, Seattle Washington 98121. This information is also available at www.soundcb.com under Investor Relations.

Price Range of Common Stock and Dividends

Our minority public offering closed on January 8, 2008 at a price of $10.00 per share, so pricing information is only available from that date forward. Except for the original issuance price of $10.00 per share, our stock price reflects the high and low bid information for each period. The stock price information set forth in the table to the right was provided by the Yahoo Finance System and is based on OTC quotations. The closing price of our common stock on March 31, 2009 was $6.90.

The board of directors and management of Sound Financial, Inc. continually reviews our ability to pay cash dividends on the common stock. We currently intend to continue our policy of paying quarterly dividends; however, these payments will depend upon a number of factors, including capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Our future payment of dividends may depend, in part, upon receipt of dividends from Sound Community Bank. Federal regulations restrict the ability of Sound Community Bank to pay dividends and make other capital distributions to us.

Stock Listing:

Sound Financial, Inc. common stock is traded on the OTC Bulletin Board under the symbol "SNFL.OB."

Fiscal 2008 Per Share:	High	Low	Dividend
First Quarter (beginning January 8, 2008)	$10.00	$ 9.00	
Second Quarter	$ 9.24	$ 9.10	.04
Third Quarter	$ 9.10	$ 7.30	.04
Fourth Quarter	$ 7.50	$ 6.05	.04

Shares Outstanding

At March 31, 2009 there were 3,000,095 shares of Sound Financial, Inc. common stock outstanding and there were 329 holders of record.

Stockholders and General Inquiries

Sound Financial, Inc. files an annual report on Form 10-K and three quarterly reports on Form 10-Q with the Securities and Exchange Commission. Copies of these forms are available by request and at www.sec.gov in EDGAR filings. Requests for these reports, as well as inquiries from shareholders, analysts and others seeking information about Sound Financial, Inc. should be directed to Matthew P. Deines, EVP/CFO, 2005 5th Avenue, Seattle Washington 98121, telephone (206) 448-0884, ext. 305.

SOUND FINANCIAL INC. CORPORATE OFFICES

Corporate Offices
2005 5th Avenue
Suite 200
Seattle, WA 98121


Port Angeles
Sequim
Mountlake Terrace
Seattle
Tukwila
Lakewood

SOUND COMMUNITY BANK: BRANCH OFFICE LOCATIONS

Cedar Plaza Branch
22807 44th Avenue West
Mountlake Terrace, WA 98043

Downtown Seattle Branch
2001 5th Avenue
Seattle, WA 98121

East Marginal Branch (Tukwila)
10200 East Marginal Way South
Seattle, WA 98168

Lakewood Branch
61111 Lakewood Town Center
Blvd., SW, Suite B
Lakewood, WA 98499

Sequim Branch
541 N. Fifth Avenue
Sequim, WA 98382

Port Angeles
(Opening Summer of 2009)
110 North Alder Street
Port Angeles, WA 98362

SEC Mail Processing Section
MAY 04 2009
Washington, DC
121

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

COMMISSION FILE NUMBER 000-52889

Sound Financial, Inc.
(Exact Name of Registrant as Specified in its Charter)

United States	**26-0776123**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2005 5th Avenue, Suite 200, Seattle Washington	**98121**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(206) 448-0884**

Securities Registered Pursuant to Section 12(b) of the Act:

None

Securities Registered Pursuant to Section 12(g) of the Act:

Title of each class
Common Stock, par value $.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [ ] NO [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Act.

Large accelerated filer ___ Accelerated filer ___ Non-accelerated filer ___ (Do not check if smaller reporting company) Smaller reporting company _X_

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES [ ] NO [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2008, the last business day of the registrant's most recently completed second fiscal quarter, was $10.5 million.

As of March 17, 2009, there were 3,005,095 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

PART III of Form 10-K--Portions of registrant's Proxy Statement for its 2009 Annual Meeting of Shareholders.

PART I

Item 1. Business

General

Sound Financial, Inc. ("Sound Financial" or the "Company") was incorporated under federal law on January 8, 2008, to hold all of the stock of Sound Community Bank (sometimes referred to herein as the "Bank"). Sound Financial is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision. On an unconsolidated basis at December 31, 2008, Sound Financial's assets consisted of all of the outstanding shares of common stock of Sound Community Bank, $2.4 million in cash, other assets of $37,000 and a loan to the Sound Financial employee stock ownership plan. Sound Financial had $74,000 of other liabilities at December 31, 2008. The words "we," "our" and "us" refer to Sound Financial and Sound Community Bank on a consolidated basis.

Sound Financial sold 1,297,148 shares of common stock to investors at $10.00 per share in a subscription offering, which closed on January 8, 2008. Those shares constitute 44% of the outstanding shares of common stock of Sound Financial. In connection with the closing of the offering, Sound Financial also issued 29,480 shares of common stock to Sound Community Foundation, a charitable foundation created by Sound Community Bank in connection with the mutual holding company reorganization and subscription offering. The remaining 1,621,435 shares of common stock of Sound Financial outstanding were issued in accordance with federal law to Sound Community MHC, a federal mutual holding company ("MHC").

Sound Financial raised $12,971,480 in its public offering and after paying $1,005,000 in offering expenses (as of the closing date), it contributed $8,000,000 to the Bank, lent $1,155,600 to fund its employee stock ownership plan's purchase of shares in the offering and retained the remaining $2,792,000 for working capital. The MHC reorganization and stock offering were completed in January 8, 2008; accordingly all information prior to that date relates solely to Sound Community Bank.

At December 31, 2008, the Company had total assets of $293.5 million, deposits of $222.7 million and stockholders' equity of $26.1 million. Our executive offices are located at 2005 5th Avenue, Seattle Washington 98121. The shares of Sound Financial are traded on the Over-the-Counter Electronic Bulletin Board under the symbol "SNFL".

Management of Sound Financial and Sound Community Bank are substantially the same and Sound Financial uses the offices of Sound Community Bank. Sound Financial utilizes the support staff of Sound Community Bank from time to time and pays Sound Community Bank for this expense. If Sound Financial expands or changes its business in the future, we may hire our own employees.

Substantially all of Sound Financial's business is conducted through the Bank, which is a federal savings bank subject to extensive regulation by the OTS. Sound Community Bank's deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation ("FDIC").

Sound Community Bank was originally chartered in 1953 as the Associated Grocers Employees Federal Credit Union. By the late 1980's, the members of the credit union expanded from employees of Associated Grocers to employees of other businesses. In the 1990's, the credit union was serving employees of approximately 450 small companies. In 1992, it changed its name to Credit Union of the Pacific. On May 19, 2003, Sound Community Bank converted its charter from a state-chartered credit union to a federally chartered savings bank. On that date the name was changed from Credit Union of the Pacific to Sound Community Bank, and the Bank became a taxable organization.

The Bank's principal business consists of attracting retail deposits from the general public and investing those funds, along with borrowed funds, in loans secured by first and second mortgages on one- to four-family residences (including home equity loans and lines of credit), commercial real estate, consumer and commercial business loans and, to a lesser extent, construction and development loans. We offer a wide variety of secured and unsecured consumer loan products, including manufactured home loans, automobile loans, boat loans and recreational vehicle loans. We intend to continue emphasizing our residential mortgage, home equity and consumer lending, while also expanding our emphasis in commercial real estate and commercial business lending. In recent years, we have focused on expanding our commercial loan portfolio.

As part of our business, we focus on mortgage loan originations, many of which we sell to Fannie Mae. We sell these loans with servicing retained to maintain the direct customer relationship and promote our emphasis on strong customer service. We originated $57.7 million and $39.8 million in one- to four-family residential mortgage loans during the years ended December 31, 2008 and 2007, respectively. During these same periods, we sold $31.6 million and $25.6 million, respectively, of one- to four-family residential mortgage loans.

We offer a variety of deposit accounts, which are our primary source of funding for our lending activities. In recent years we have also relied on Federal Home Loan Bank advances to augment our deposits and fund the growth of interest earning assets. In 2008, we adopted a leverage strategy to use short and long-term Federal Home Loan Bank advances to fund asset and loan growth.

The Bank's earnings are primarily dependent upon our net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on these loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on these deposits and borrowings. The Bank's earnings are also affected by our provision for loan losses, service charges and fees, gains and losses from sales of loans and other assets, other income, operating expenses and income taxes.

Forward-Looking Statements

This Form 10-K contains various forward-looking statements that are based on assumptions and describe our future plans and strategies and our expectations. These forward-looking statements are generally identified by words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar words. Our ability to predict results or the actual effect of future plans or strategies is uncertain. Factors which could cause actual results to differ materially from those estimated include, but are not limited to, changes in interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality and composition of our loan and investment portfolios, demand for our loan products, deposit flows, our operating expenses, competition, demand for financial services in our market areas and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements, and you should not rely too much on these statements. We do not undertake, and specifically disclaim, any obligation to publicly revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Difficult market conditions and economic trends have adversely affected our industry and our business. Federal laws regulations and programs have been enacted to address these difficult market and economic conditions and to stabilize the U.S. banking system. See Item 7 of this form 10-K.

Market Area

Our primary market area is the Puget Sound region. We are headquartered in Seattle, Washington and have five retail offices. Four of our offices are located within the Seattle-Tacoma-Bellevue Metropolitan Statistical Area, which consists of King, Pierce and Snohomish counties. Based on the most recent branch deposit data provided by the FDIC, our share of deposits in that market was approximately 0.18%. Our fifth office, in Clallam County, has 4.7% of the deposits in that market.

Our market area includes a diverse population of management, professional and sales personnel, office employees, manufacturing and transportation workers, service industry workers and government employees, as well as retired and self-employed individuals. The population has a skilled work force with a wide range of education levels and ethnic backgrounds. Major employment sectors include information and communications technology, financial services, manufacturing, maritime, biotechnology, education, health and social services, retail trades, transportation and professional services. The largest employers headquartered in our market area include the University of Washington, the Port of Seattle, Boeing, Microsoft, Costco, Amazon.com, Starbucks, Paccar and Weyerhaeuser.

The economy of this region has performed well over the last few years, spurred on by strong growth despite the downsizing of one of its major employers, the Boeing Company, during the past decade. Median household income and per capita income for our market area are above the state and national averages, reflecting strong job growth in our market area during 2007. For the month of December 2008, the Seattle MSA reported an unemployment rate of 6.3%, as compared to the national average of 7.1%, according to the latest available information. A reduction in the economic growth in our market area can have an adverse impact on the level of our mortgage, construction and commercial lending as well as our ability to gather deposits.

Lending Activities

The following table presents information concerning the composition of the Bank's loan portfolio by the type of loan as of the dates indicated.

	2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Amount	Percent	Amount	Percent	Amount
Real estate loans:										
One- to four-family	$ 90,863	34.33%	$ 84,788	38.37%	$ 86,102	41.60%	$ 75,554	39.34%	$ 67,599	42.55%
Home equity	54,557	20.61	45,374	20.53	39,302	18.99	28,534	14.86	23,841	15.01
Commercial	48,730	18.41	25,013	11.32	17,501	8.46	15,548	8.10	15,042	9.47
Construction or development	12,220	4.62	8,622	3.90	9,459	4.57	7,777	4.05	5,163	3.25
Total real estate loans	206,370	77.97	163,797	74.12	152,364	73.62	127,413	66.35	111,645	70.27
Consumer loans:										
Manufactured homes	22,723	8.58	22,495	10.18	19,785	9.56	16,648	8.67	9,702	6.11
Automobile	10,080	3.81	15,078	6.82	17,272	8.35	18,138	9.44	15,964	10.05
Credit Card	---	---	---	---	---	---	12,196	6.35	11,747	7.39
Other	7,871	2.97	8,818	3.99	9,932	4.79	6,478	3.37	5,223	3.29
Total consumer loans	40,674	15.37	46,391	20.99	46,989	22.71	53,460	27.84	42,636	26.84
Commercial business loans	17,668	6.67	10,803	4.89	7,600	3.67	11,168	5.82	4,588	2.89
Total loans	264,712	100.00%	220,991	100.00%	206,953	100.00%	192,041	100.00%	158,869	100.00%
Less:										
Deferred fees and discounts	43		(65)		12		185		131	
Loans held for sale	956		822		1,307		1,069		---	
Allowance for losses	1,306		828		822		1,321		1,033	
Total loans, net	$ 262,407		$219,406		$204,812		$189,466		$157,705	

The following table shows the composition of our loan portfolio in dollar amounts and in percentages by fixed and adjustable rate loans at the dates indicated.

	2008		2007		2006		2005		2004	
	Amount	Percent	Amount	Percent	Amount	Amount	Percent	Amount	Percent	Amount
Fixed- rate loans:										
Real estate loans:										
One- to four-family[1]	$ 72,439	27.37%	$ 66,335	30.02%	$ 74,159	35.83%	$ 69,100	35.98%	$ 63,725	40.11%
Home equity	15,613	5.90	17,814	8.05	18,159	8.77	7,655	3.99	6,304	3.97
Commercial	26,035	9.84	17,250	7.81	12,000	5.80	11,088	5.77	7,813	4.92
Construction or development	10,323	3.90	5,583	2.53	7,056	3.41	3,461	1.80	1,788	1.13
Total real estate loans	124,410	47.01	106,982	48.41	111,374	53.82	91,304	47.54	79,630	50.12
Manufactured homes	22,723	8.58	22,495	10.18	19,785	9.56	16,648	8.67	9,702	6.11
Automobile	10,080	3.81	15,078	6.82	17,272	8.35	18,138	9.44	15,964	10.05
Credit card	---	---	---	---	---	---	3,138	1.63	5,595	3.52
Other consumer	6,168	2.33	7,119	3.22	9,148	4.42	5,755	3.00	4,421	2.78
Commercial business loans	7,551	2.85	5,539	2.51	4,121	1.99	3,750	1.95	1,674	1.05
Total fixed-rate loans	46,522	17.57	157,213	71.14	161,700	78.13	138,733	72.24	116,986	73.64
Adjustable- rate loans:										
Real estate loans:										
One- to four-family	18,424	6.96	18,453	8.35	11,942	5.77	6,453	3.36	3,875	2.44
Home equity	38,944	14.71	27,560	12.47	21,143	10.22	20,879	10.87	17,537	11.04
Commercial	22,695	8.57	7,764	3.51	5,502	2.66	4,460	2.32	7,228	4.55
Construction or development	1,897	0.72	3,039	1.38	2,403	1.16	4,316	2.25	3,375	2.12
Total real estate loans	81,960	30.96	56,816	25.71	40,990	19.81	36,108	18.80	32,015	20.15
Credit card	---	---	---	---	---	---	9,058	4.72	6,152	3.87
Other consumer	1,703	0.64	1,698	0.77	784	0.38	724	0.38	802	0.50
Commercial business loans	10,117	3.82	5,264	28.86	3,479	1.68	7,418	3.86	2,914	1.83
Total adjustable-rate loans	11,820	4.46	63,778	28.86	45,253	21.87	53,308	27.76	41,883	26.36
Total loans	264,712	100.00%	220,991	100.00%	206,953	100.00%	192,041	100.00%	158,869	100.00%
Less:										
Deferred fees and discounts	43		(65)		12		185		131	
Loans held for sale	956		822		1,307		1,069		---	
Allowance for losses	1,306		828		822		1,321		1,033	
Total loans, net	$ 262,407		$219,406		$204,812		$189,466		$157,705	

[1] Includes 30-year loans with a one-time rate adjustment five to seven years after origination, which at December 31, 2008, totaled $32.9 million, or 45.4% of our fixed-rate residential mortgages.

The following schedule illustrates the contractual maturity of our loan portfolio at December 31, 2008. Mortgages that have adjustable or renegotiable interest rates are shown as maturing in the period during which the contract is due. The schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

	Real Estate Mortgages													
	One- to Four-Family		Home Equity Loans		Commercial		Construction or Development		Consumer		Commercial Business		Total	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
	(Dollars in thousands)													
2009[1]	$ 2,047	5.65%	$ 406	6.91%	$ 5,496	7.54%	$ 6,639	7.21%	$ 1,533	12.20%	$9,609	5.83%	$ 25,730	6.93%
2010	6,145	4.77	239	5.00	505	7.37	207	6.60	1,544	7.67	1,085	7.73	9,725	5.74
2011	3,621	5.71	833	5.06	542	7.03	50	6.75	2,928	7.59	777	8.11	8,751	6.58
2012	6,782	6.05	478	5.40	3,000	6.89	112	9.27	3,688	8.43	1,278	7.78	15,338	6.93
2013 to 2015	15,042	7.01	3,196	5.51	4,759	7.09	196	6.63	6,181	7.78	2,947	6.99	32,321	7.02
2016 to 2019	9,845	5.46	24,800	5.14	24,119	6.73	774	6.82	4,347	8.31	1,481	7.17	65,366	6.05
2020 to 2023	2,760	5.60	21,092	6.22	2,311	6.84	3,952	7.22	10,637	9.07	23	7.38	40,775	7.05
2024 and following	44,621	5.69	3,513	7.86	7,998	6.89	290	6.76	9,816	8.04	468	7.28	66,706	6.31
Total	$ 90,863	5.85%	$ 54,557	5.77%	$ 48,730	6.90%	$ 12,220	7.17%	$ 40,674	8.44%	$ 17,668	6.53%	$ 264,712	6.53%

(1) Includes demand loans, loans having no stated maturity, overdraft loans and loans held for sale.

The total amount of loans due after December 31, 2009, which have predetermined interest rates, is $158.8 million, while the total amount of loans due after such date, which have floating or adjustable interest rates is $80.2 million.

Lending Authority. The Senior Vice President – Lending Manager and our Chief Executive Officer may approve unsecured loans up to $250,000. The Senior Vice President – Lending Manager also may approve secured consumer loans and residential mortgage and construction and development loans (excluding commercial loans) up to $500,000; the lending authority for the Chief Executive Officer includes limits for commercial loans. Our Chief Executive Officer may approve unsecured loans up to $500,000 and secured loans up to $1.0 million. Loans over the Chief Executive Officer's authority of $1.0 million or loans otherwise outside our general underwriting guidelines must be approved by the Board of Directors or a committee thereof.

At December 31, 2008, the maximum amount under federal law that we could lend to any one borrower and the borrower's related entities was approximately $3.9 million. Our five largest lending relationships are with commercial borrowers and totaled $12,213,224 in the aggregate, or 4.62% of our $264,503,965 loan portfolio, at December 31, 2008. The largest relationship consists of $2.7 million in loans to a commercial real estate business, which is collateralized by several parcels on the Washington state peninsula. The next four largest lending relationships at December 31, 2008, were $2.5 million to an individual collateralized with three parcels of commercial property and the accounts receivable, equipment and a UCC-1 filing from his business; $2.4 million to a land development company and the leased commercial real estate on the land, in addition to a manufactured home park secured with the underlying real estate; $2.4 million to an equipment leasing company, which is secured by receivables; and $2.3 million to a business for the purchase of an apartment building,. All of these loans were current as of December 31, 2008. At December 31, 2008, we had no other lending relationships that exceeded $2.1 million.

One- to Four-Family Real Estate Lending. We originate loans secured by first mortgages on one- to four-family residences primarily in our market area. We originate one- to four-family residential mortgage loans primarily through referrals from real estate agents, builders and from existing customers. Walk-in customers are also important sources of loan originations. Since converting from a credit union to a federal mutual savings bank in 2003, we have expanded our target residential mortgage market to include individuals who are not members, with an emphasis on increasing the number and amount of residential real estate loan originations.

A portion of the one- to four-family loans we originate are funded by us and retained in our portfolio and others are originated and sold into the secondary market, with servicing retained for continued customer contact and service. This mortgage banking element of our residential lending business allows us to originate more loans with the same funds by reinvesting sales proceeds in more residential mortgage loans. The sale of mortgage loans enhances our interest rate risk, provides a stream of securing income that improves earnings, enhances our liquidity and enables us to originate more loans at our current capital level than if we held them in portfolio. We currently sell a portion of our residential mortgage loan originations, including conforming fixed-rate loans, on a servicing retained basis. See "-Loan Originations, Purchases, Sales, Repayments and Servicing." At December 31, 2008, one- to four-family residential mortgage loans (including loans held for sale) totaled $90.9 million, or 34.3%, of our gross loan portfolio, of which $72.4 million were fixed-rate loans and $18.4 million were adjustable rate loans.

We generally underwrite our one- to four-family loans based on the applicant's employment and credit history and the appraised value of the subject property. We generally lend up to 90% of the lesser of the appraised value or purchase price for one- to four-family first mortgage loans, and up to 80% for non-owner occupied first mortgage loans. For first mortgage loans with a loan-to-value ratio in excess of 90%, we generally require private mortgage insurance in order to reduce our exposure below 90%. Second mortgages on one- to four-family residences, whether owner occupied or not, are made up to

100% of the appraised value. Properties securing our one- to four-family loans are generally appraised by independent fee appraisers who are selected in accordance with criteria approved by the board of directors. We require our borrowers to obtain title and hazard insurance, and flood insurance, if necessary.

We currently originate one- to four-family mortgage loans on a fixed-rate basis and, to a lesser extent, an adjustable-rate basis(ARM), as customer demand dictates. Our pricing strategy for mortgage loans includes setting interest rates that are competitive with other local financial institutions and consistent with our asset/liability management objectives. During the year ended December 31, 2008, we originated $54.0 million of one- to four-family fixed-rate mortgage loans and $3.7 million of one- to four-family ARM loans.

Fixed-rate loans secured by one- to four-family residences have contractual maturities of up to 40 years and are generally fully amortizing, with payments due monthly. Currently, adjustable rate mortgages are offered with annual adjustments and life-time rate caps that vary based on the product, generally with a maximum annual rate change of 2.0% and a maximum overall rate change of 6.0%. We generally use the rate on one-year Treasury Bills to reprice our ARM loans. As a consequence of using caps, the interest rates on these loans may not be as rate sensitive as our cost of funds.

ARM loans generally pose different credit risks than fixed-rate loans, primarily because as interest rates rise, the borrower's payment rises, increasing the potential for default. We have not experienced significant delinquencies in our one- to four-family loan portfolio, including our ARM loans. However, the majority of these loans have been originated within the past several years, when rates were historically low. We have offered some teaser rates for the initial loan rate on our ARM loans but not at significant discounts from our prevailing rates. See "- Asset Quality -- Non-performing Assets" and "-- Classified Assets."

Most of our loans are written using generally accepted underwriting guidelines, and are readily saleable to Freddie Mac, Fannie Mae, or other private investors. Our real estate loans generally contain a "due on sale" clause allowing us to declare the unpaid principal balance due and payable upon the sale of the security property. The average size of our one- to four-family residential loans was approximately $169,000 at December 31, 2008.

Home Equity Lending. Our home equity loans, consisting of fixed-rate loans and variable-rate lines of credit, have been increasing in amount consistently over the past several years. At December 31, 2008, home equity lines of credit totaled $38.9 million and home equity loans totaled $15.6 million, or 20.6% of our gross loan portfolio. The lines of credit may be originated in amounts, together with the amount of the existing first mortgage, of up to 100% of the value of the property securing the loan (less any prior mortgage loans). Home equity lines of credit are originated for up to $400,000 with an adjustable rate of interest, based on the one-year Treasury bill rate plus a margin. Home equity lines of credit generally have up to a ten-year draw period and amounts may be reborrowed after payment at any time during the draw period. Once the draw period has lapsed, the payment is amortized over a 15-year period based on the loan balance at that time. We charge a $50 annual fee on each outstanding home equity line of credit and require monthly interest-only payments on the entire drawn amount. At December 31, 2008, unfunded commitments on these lines of credit totaled $22.9 million.

Our fixed-rate home equity loans are originated in amounts, together with the amount of the existing first mortgage, of up to 100% of the appraised value of the subject property for home equity loans. These loans may have terms for up to 20 years and are fully amortizing.

Commercial Real Estate Lending. We offer a variety of commercial real estate loans. Most of these loans are secured by commercial income producing properties, including retail centers, warehouses and office buildings located in our market areas. We have a limited amount of loans secured by multi-family residences, which we include in our commercial real estate portfolio. At December 31, 2008, commercial real estate loans totaled $48.7 million, or 18.4%, of our gross loan portfolio.

Our loans secured by commercial real estate are generally originated with a variable interest rate, fixed for a five-year term and a 20 to 25 year amortization period. At the end of the initial five-year term, there is a balloon payment or the loan reprices based on an independent index plus a margin of 1% to 2% for another five years. Loan-to-value ratios on our commercial real estate loans typically do not exceed 80% of the lower of cost or appraised value of the property securing the loan.

Loans secured by commercial real estate are generally underwritten based on the net operating income of the property and the financial strength of the borrower. The net operating income, which is the income derived from the operation of the property less all operating expenses, must be sufficient to cover the payments related to the outstanding debt plus an additional coverage requirement. We generally require an assignment of rents or leases in order to be assured that the cash flow from the project will be used to repay the debt. Appraisals on properties securing commercial real estate loans are performed by independent state certified or licensed fee appraisers.

We generally maintain insurance or tax escrows for loans secured by commercial real estate. In order to monitor the adequacy of cash flows on income-producing properties, the borrower is required to provide annual financial information.

Loans secured by commercial real estate properties generally involve a greater degree of credit risk than one- to four-family residential mortgage loans. These loans typically involve large balances to single borrowers or groups of related borrowers. Because payments on loans secured by commercial and multi-family real estate properties are often dependent on the successful operation or management of the properties, repayment of these loans may be subject to adverse conditions in the real estate market or the economy. If the cash flow from the project is reduced, or if leases are not obtained or renewed, the borrower's ability to repay the loan may be impaired. Our largest commercial real estate loan at December 31, 2008, totaled $2.3 million and is secured by an apartment building that is being converted to condominiums. At December 31, 2008, this loan was performing in accordance with the terms of the notes.

Construction or Development Lending. We originate construction loans secured by single-family residences and commercial real estate. We also originate loans secured by tracts of land for development. At December 31, 2008, our construction and development loans totaled $12.2 million, or 4.6%, of our gross loan portfolio.

Construction loans to individuals and contractors for the construction and acquisition of personal residences totaled $6.6 million, or 54.2 %, of our construction and development portfolio. At December 31, 2008, the unadvanced portion of these construction loans totaled $1.8 million.

Our construction loans generally provide for the payment of interest only during the construction phase, which is typically up to 9 months. At the end of the construction phase, the construction loan generally either converts to a longer term mortgage loan or is paid off through a permanent loan from another lender. Construction loans are made up to the lesser of a maximum loan-to-value ratio of 100% of cost or 80% of appraised value at completion. At December 31, 2008, our largest residential construction mortgage loan commitment was for $792,000; $602,000 of which had been disbursed. This loan was performing according to its terms. The average outstanding residential construction loan balance was approximately $216,000 at December 31, 2008.

Before making a commitment to fund a residential construction loan, we require an appraisal of the subject property by an independent licensed appraiser. Loan proceeds are disbursed after inspection based on the percentage of completion method. We also independently review and inspect each project before disbursement of funds during the term of the construction loan.

We make development loans to builders or residential lot developers. These loans involve a higher degree of credit risk similar to commercial construction loans. At December 31, 2008, we had a total of $3.4 million in development loans to builders and residential lot developers, with our largest development loan being a $1 million loan. These land loans also involve additional risks because the loan amount is made based on the projected value of the lots after construction. We make these loans for up to 75% of the estimated value for up to two years. These loans are required to be paid on an accelerated basis as the lots are sold, so that we are repaid before all the lots are sold.

We have done a limited amount of commercial real estate construction loans for small retail properties. These loans are underwritten with terms similar to our permanent commercial real estate loans with special construction financing for up to 12 months under terms similar to our residential construction loans. We had no construction loans secured by commercial real estate at December 31, 2008.

Construction financing is generally considered to involve a higher degree of credit risk than longer-term financing on improved, owner-occupied real estate. Risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the value of the property at completion of construction compared to the estimated cost (including interest) of construction and other assumptions. If the estimate of construction costs is inaccurate, we may be required to advance funds beyond the amount originally committed in order to protect the value of the property. Additionally, if the estimate of value is inaccurate, we may be confronted with a project that, when completed, has a value that is insufficient to generate full payment.

Consumer Lending. We offer a variety of secured consumer loans, including new and used manufactured home, automobile, motorcycle, boat and other recreational vehicle loans, student loans and loans secured by savings deposits. We also offer unsecured consumer loans. We originate our consumer loans primarily in our market areas.

We originate new and used manufactured home loans. The yields on these loans are higher than that on our other residential lending products and the portfolio has performed reasonably well with an acceptable level of risk and loss in exchange for the higher yield. Our weighted average yield on manufactured home loans at December 31, 2008 was 8.71%, compared to 5.85% for one- to four-family residential mortgages, including loans held for sale. At December 31, 2008, these loans totaled $22.7 million, or 55.9% of our consumer loans and 8.6% of total loan portfolio. These loans are generally made for up to 90% of the lesser of the appraised value or purchase price up to $200,000, and with terms typically up to 20 years. We generally charge a 1% fee at origination. All our manufactured home loans are made on a direct basis. We underwrite these loans based on our review of creditworthiness of the borrower, including credit scores, and the value of the collateral, for which we perfect a security interest under Washington law.

Manufactured home loans are higher risk than loans secured by residential real property, though this risk is reduced if the owner also owns the land on which the home is located. A small portion of our manufactured home loans involve properties on which we also have financed the land for the owner. The primary additional risk in manufactured home loans is the difficulty in obtaining adequate value for the collateral due to the cost and limited ability to move the collateral. Several manufactured housing parks in the Puget Sound area are closing, though government requirements have slowed down the process. As a result, in addition to the cost of moving a manufactured home, it is difficult to find a new location. This can result in increased defaults and lower recovery on repossession. These loans tend to be made to retired individuals and first-time homebuyers. First-time homebuyers of manufactured homes tend to be a higher credit risk than first-time homebuyers of single family residences, due to more limited financial resources. As a result, these loans have a higher probability of default, higher delinquency rates and greater servicing and collateral recovery costs than single family residential loans and other types of consumer loans. We maintain a reserve to address this additional risk. We attempt to workout delinquent loans with the borrower and, if that is not successful, manufactured homes are repossessed and sold. At December 31, 2008, $52,000 or 0.23% of our manufactured home loans were non-performing.

We make loans on new and used automobiles. Our automobile loan portfolio totaled $10.1 million at December 31, 2008, or 24.8% of our consumer loan portfolio and 3.8% of our gross loan portfolio. Automobile loans may be written for a term of up to seven years for new cars and six years for used cars and have fixed rates of interest. Loan-to-value ratios are up to 100% of the lesser of the purchase price or the National Automobile Dealers Association value for auto loans, though the total loan-to-value may be 110% of the book value with the difference applied to tax, licenses, title and mechanical breakdown and gap insurance. We follow our internal underwriting guidelines in evaluating automobile loans, including credit scoring.

Our consumer loans also include loans secured by new and used boats, motorcycles and recreational vehicles, loans secured by deposits and unsecured consumer loans, all of which, at December 31, 2008, totaled $7.9 million, or 3.0% of our gross loan portfolio. Loans secured by boats, motorcycles and recreational vehicles typically have terms from five to 15 years, depending on the collateral, and loan-to-value ratios up to 90%. They are made with fixed rates. Our unsecured consumer loans have either a fixed rate of interest generally for a maximum term of 48 months, or are revolving lines of credit of generally up to $50,000. At December 31, 2008, unfunded commitments on our unsecured lines of credit totaled $2.9 million.

Until June 2006, we engaged in unsecured consumer lending in the form of a VISA credit card portfolio. This portfolio offered a higher yield than many of our other loan products; however, it also involved higher credit risk and servicing costs than these other products. In early 2006, we evaluated the benefits and costs of offering credit cards in this fashion and decided to offer the service to our existing and potential new customers through a third party provider. Beginning in July 2006, our customers obtained VISA credit cards with the Sound Community Bank brand through an unaffiliated commercial bank. That bank also incurs the operating expenses and the credit risk for the credit card indebtedness of our customers. In connection with this shift to a third party provider, we sold our existing $11.6 million credit card portfolio on June 30, 2006 to that unaffiliated bank for a pre-tax gain of $2.3 million. We continue to earn a percentage of interchange fees and commissions on new accounts. In addition, the third party provider continues providing us with 1% of the purchase transactions on our co-branded credit card accounts, which we in turn donate to The Sequim Foundation and People for Puget Sound (two local charities).

Consumer loans (other than our manufactured homes) generally have shorter terms to maturity, which reduces our exposure to changes in interest rates. In addition, management believes that offering consumer loan products helps to expand and create stronger ties to our existing customer base by increasing the number of customer relationships and providing cross-marketing opportunities.

Consumer and other loans generally entail greater risk than do one- to four-family residential mortgage loans, particularly in the case of consumer loans that are secured by rapidly depreciable assets, such as manufactured homes, automobiles, boats and recreational vehicles. In these cases, any repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance. As a result, consumer loan collections are dependent on the borrower's continuing financial stability and, thus, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.

Commercial Business Lending. At December 31, 2008, commercial business loans totaled $17.7 million, or 6.7%, of our gross loan portfolio. Our commercial business lending activities encompass loans with a variety of purposes and security, including loans to finance commercial vehicles and equipment. Approximately $2.9 million of our commercial business loans are unsecured. Our commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral, as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of our credit analysis. We generally require personal guarantees on both our secured and unsecured commercial business loans. Nonetheless, commercial business loans are believed to carry higher credit risk than residential mortgage loans.

Unlike residential mortgage loans, commercial business loans, particularly unsecured loans, are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business and, therefore, are of higher risk. We make secured commercial business loans with business assets, such as accounts receivable, inventory equipment and cash as collateral with loan-to-value ratios of up to 80%, based on the type of collateral. This collateral depreciates over time, may be difficult to appraise and may fluctuate in value based on the specific type of business and equipment used. As a result, the availability of funds for the repayment of commercial business loans may be substantially dependent on the success of the business itself (which, in turn, is often dependent in part upon general economic conditions).

Interest rates on commercial business loans are usually adjustable and are based on the prime rate as reported in the West Coast edition of the Wall Street Journal plus 1% to 2%. In addition, we typically charge loan fees of 1% to 2% of the principal amount at origination, depending on the credit quality and account relationships of the borrower. Some of our commercial business loans are lines of credit with terms of 12 months and interest-only monthly payments during the term. The remainder are term loans of three to seven years.

Substantially all of our commercial business loans have been to borrowers in our market area. We intend to continue our commercial business lending in this geographic area.

Loan Originations, Purchases, Sales, Repayments and Servicing

We originate both fixed-rate and adjustable-rate loans. Our ability to originate loans, however, is dependent upon customer demand for loans in our market areas. Over the past few years, we have continued to originate residential and consumer loans, and increased our emphasis on commercial real estate, construction and development, and commercial business lending, though our ability to make commercial real estate and business loans was limited under the OTS supervisory directive until it was terminated in August 2007. Demand is affected by competition and the interest rate environment. During the past few years, we, like many other financial institutions, have experienced significant prepayments on loans due to the low interest rate environment prevailing in the United States. In periods of economic uncertainty, the ability of financial institutions, including us, to originate large dollar volumes of real estate loans may be substantially reduced or restricted, with a resultant decrease in interest income. In 2008, we purchased approximately $10 million of seasoned non-residential real estate loans. We have not engaged in any loan participations recently, but we may do so in the future.

In addition to interest earned on loans and loan origination fees, we receive fees for loan commitments, late payments and other miscellaneous services.

We also sell whole residential real estate loans without recourse to Fannie Mae, subject to a provision for repurchase upon breach of representation, warranty or covenant. These loans are fixed-rate mortgages, which primarily are sold to improve our interest rate risk. These loans are generally sold for cash in amounts equal to the unpaid principal amount of the loans determined using present value yields to the buyer. These sales allow for a servicing fee on loans when the servicing is retained by us. Most residential real estate loans sold by us are sold with servicing retained. We earned mortgage servicing income of $334,000, $315,000 and $310,000, respectively, for the years ended December 31, 2008, 2007 and 2006. At December 31, 2008, we were servicing a $141.5 million portfolio of residential mortgage loans for Fannie Mae. Those servicing rights constituted a $920,000 asset on our books on that date, which is amortized in proportion to and over the period of the net servicing income. These mortgage servicing rights are periodically evaluated for impairment based on their fair value, which takes into account the rates and potential prepayments of those sold loans being serviced. The fair value of our mortgage servicing rights at December 31, 2008 was $863,000. See Note 5 to the Consolidated Financial Statements.

Sales of whole real estate loans and participations in real estate loans can be beneficial to us since these sales generally generate income at the time of sale, produce future servicing income on loans where servicing is retained, provide funds for additional lending and other investments, and increase liquidity. We sold $31.6 million, $25.6 million and $24.9 million of these loans during the years ended December 31, 2008, 2007 and 2006, respectively.

Gains, losses and transfer fees on sales of residential real estate loans and participations are recognized at the time of the sale. Our net gain (loss) on sales of residential loans for all of 2008, 2007 and 2006 were $(16,000) $11,000 and ($10,000), respectively.

After evaluating the benefits, costs and risks of servicing and maintaining our credit card portfolio in early 2006, we decided to offer credit cards through a third party provider. In June 2006, we sold our $11.6 million VISA credit card portfolio to that third party provider in connection with that change in our credit card business. The portfolio was sold without recourse at a gain of $2.3 million, which significantly increased net income for the year ended December 31, 2006. We retained the servicing of that portfolio through the end of 2006.

The following table shows our loan origination, sale and repayment activities for the periods indicated. Approximately $9.8 million in loans were purchased for the year ended December 31, 2008. There were no loans purchased for the years ended December 31, 2007 and 2006.

	For the year ended December 31,		
	2008	2007	2006
	(In thousands)		
Originations by type:			
Fixed-rate:			
One- to four-family real estate	$54,024	$30,601	$38,712
Home equity	4,035	5,768	13,593
Commercial real estate	13,072	10,391	1,035
Construction and development	2,574	2,531	6,747
Consumer	7,579	12,012	19,191
Commercial business	5,212	3,404	1,669
Total fixed-rate	86,496	64,707	80,947
Adjustable rate:			
One- to four-family real estate[(1)]	3,658	9,221	6,982
Home equity	13,547	11,300	7,879
Commercial real estate	18,140	5,081	325
Construction and development	1,128	1,919	1,748
Consumer	151	389	191
Commercial business	1,515	2,793	769
Total adjustable-rate	38,139	30,704	17,894
Total loans originated	124,635	95,411	98,841
Purchases by type:			
Commercial real estate	9,731	---	---
Sales and Repayments:			
One- to four-family real estate	31,552	25,644	26,221
Consumer	---	---	11,602
Total loans sold	31,552	25,644	37,823
Total principal repayments	59,093	55,728	46,106
Total reductions	90,645	81,373	83,929
Net increase (decrease)	$ 43,721	$14,038	$14,912

(1) These loans include $1.9 million, $3.4 million and $2.8 million, respectively, of adjustable rate mortgage loan originations to employees at December 31, 2008, 2007 and 2006.

Asset Quality

When a borrower fails to make a required payment on a residential real estate loan, we attempt to cure the delinquency by contacting the borrower. In the case of loans secured by residential real estate, a late notice typically is sent within 15 days after the due date, and the borrower is contacted by phone within 30 days after the due date. Generally, a delinquency letter is mailed to the borrower. All delinquent accounts are reviewed by a servicing manager who attempts to cure the delinquency by contacting the borrower once the loan is 30 days past due. If the account becomes 60 days delinquent and an acceptable repayment plan has not been agreed upon, a servicing manager will generally refer the account to legal counsel with instructions to prepare a notice of intent to foreclose. The notice of intent to foreclose allows the borrower up to 30 days to bring the account current. If foreclosed, typically we take title to the property and sell it directly through a real estate broker.

Delinquent consumer loans, as well as delinquent home equity loans and lines of credit, are handled in a similar manner to residential real estate loans, except that appropriate action may be taken to collect any loan payment that is delinquent for more than 15 days. Once the loan is 90 days past due, it is classified as nonaccrual. Generally, credits are charged-off at 120 days past due, unless the Collections Department provides support for continuing its collection efforts. Our procedures for repossession and sale of consumer collateral are subject to various requirements under the applicable consumer protection laws as well as other applicable laws and the determination by us that it would be beneficial from a cost basis.

Delinquent commercial business loans and loans secured by commercial real estate are initially handled by the loan officer in charge of the loan, who is responsible for contacting the borrower. The Collections Department also works with the commercial loan officers to see that the necessary steps are taken to collect delinquent loans. In addition, management meets as needed and reviews past due and classified loans, as well as other loans that management feels may present possible collection problems, which are reported to the board on a quarterly basis. If an acceptable workout of a delinquent commercial loan cannot be agreed upon, we generally initiate foreclosure or repossession proceedings on any collateral securing the loan.

Delinquent Loans. The following table sets forth our loan delinquencies by type, by amount and by percentage of type at December 31, 2008.

	Loans Delinquent For:								
	60-89 Days			90 Days and Over			Total Delinquent Loans		
	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category	Number	Amount	Percent of Loan Category
	(Dollars in Thousands)								
One- to four-family real estate	10	$ 534	0.59%	2	$ 258	0.28%	12	$ 792	0.87%
Home Equity	2	108	0.20	6	340	0.62	8	448	0.82
Commercial Real Estate	1	187	0.38	2	471	0.97	3	658	1.47
Construction and Development.	1	142	1.16	2	59	0.48	3	201	1.16
Consumer	13	35	0.09	2	64	0.16	15	99	0.24
Commercial Business	2	149	0.84	1	60	0.34	3	209	1.18
Total	29	$ 1,155	0.44%	15	$ 1,252	0.47%	44	$ 2,407	0.91%

The amount and number of delinquent loans increased as of December 31, 2008 (44 loans totaling $2.4 million) compared to December 31, 2007 (37 loans totaling $1.5 million). At the end of 2007, delinquencies consisted of one-to-four family mortgages, commercial real estate and consumer loans. At the end of 2008, we had these three types of delinquent loans, but we also had a lower amount of consumer delinquencies due to a higher emphasis on early collection efforts by the loan officer who originated the loan. In addition, delinquent loans included home equity, construction and development and commercial business loans. Delinquencies in these categories reflect the declining economic conditions in our market during 2008.

Non-performing Assets. The table below sets forth the amounts and categories of non-performing assets in our loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful or when the loan is more than 90 days past due. Troubled debt restructurings, which involve forgiving a portion of interest or principal on any loans or making loans at a rate materially less than that of market rates, as of December 31, 2008 were $454,000 and consisted of one boat loan, one land loan and one single family mortgage loan. Foreclosed assets include assets acquired in settlement of loans, including two foreclosed properties totaling $1.3 million, repossessed inventory from a commercial business loan and a combination of repossessed automobile and manufactured home loans. The largest foreclosed property has a book value of $1 million as of December 31, 2008. We do not expect to experience a material loss on any of the foreclosed assets in our possession.

	December 31,				
	2008	2007	2006	2005	2004
			(Dollars in thousands)		
Non-accruing loans:					
One- to four-family	$ 258	$ 256	$132	$---	$--
Home equity	340	---	---	20	---
Commercial Real Estate	471	---	---	---	---
Construction or Development	59	---	---	---	---
Consumer	64	162	160	109	42
Commercial Business	60	---	---	---	---
Total	1,252	418	292	129	42
Accruing loans delinquent more than 90 days:					
One- to four-family	---	---	---	129	---
Home equity	---	---	---	---	---
Consumer	---	---	---	191	10
Commercial business	---	---	---	---	---
Total	---	---	---	320	10
Foreclosed assets:					
One- to four-family	1,250	817	---	---	---
Commercial business	190	---	---	---	---
Consumer	284	35	106	---	---
Total	1,724	852	106	---	---
Total non-performing assets	$ 2,976	$1,270	$398	$449	$52
Total as a percentage of total assets	1.01%	0.54%	0.18%	0.22%	0.03%

For the year ended December 31, 2008, gross interest income which would have been recorded had the non-accruing loans been current in accordance with their original terms amounted to $56,000, which was included in interest income for the year ended December 31, 2008.

Other Loans of Concern. In addition to the non-performing assets set forth in the table above, as of December 31, 2008, there were 76 loans totaling $4.6 million with respect to which known information about the possible credit problems of the borrowers have caused management to have doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the non-performing asset categories. The increase in loans of concern from $748,000 as of December 31, 2007 reflects the declining economic conditions in 2008. These loans have been considered in management's determination of our allowance for loan losses. The largest loan relationship of concern at December 31, 2008, totaled $482,000 to an individual borrower for a loan secured by their primary residence.

Classified Assets. Federal regulations provide for the classification of loans and other assets, such as debt and equity securities considered by the OTS to be of lesser quality, as "substandard," "doubtful" or "loss." An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses in those classified "substandard," with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When we classify problem assets as either substandard or doubtful, we may establish specific allowance for loan losses in an amount deemed prudent by management. Our determination as to the classification of our assets and the amount of our valuation allowances is subject to review by the OTS and the FDIC, which may order the establishment of additional general or specific loss allowances.

We regularly review the problem assets in our portfolio to determine whether any assets require classification in accordance with applicable regulations. On the basis of management's review of our assets, at December 31, 2008, we had classified $8.3 million of our assets as substandard, which represented a variety of outstanding loans, foreclosed real estate and other repossessed assets. At that date, we had no assets classified as doubtful, and there were no assets classified as loss. This total amount of classified assets represented 31.7% of our equity capital and 2.57% of our assets at December 31, 2008. Classified assets totaled $852,000, or 5.3% of our equity capital and 0.4% of our assets at December 31, 2007. Improvements in our credit administration procedures during 2008 allowed us to identify the classification of a number of commercial loans earlier in the process during 2008, which contributed to the increase in classified assets from 2007 to 2008. In addition to our increased focus on credit administration, deteriorating economic conditions in the markets where were do business also contributed to the increase in classified assets.

Allowance for Loan Losses. We maintain an allowance for loan losses to absorb probable credit losses in the loan portfolio. The allowance is based on ongoing, monthly assessments of the estimated probable incurred losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers the types of loans and the amount of loans in the loan portfolio, peer group information, historical loss experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. Large groups of smaller balance homogeneous loans, such as residential real estate, small commercial real estate, home equity and consumer loans, are evaluated in the aggregate using historical loss factors and peer group data adjusted for current economic conditions. More complex loans, such as commercial real estate loans and commercial business loans, are evaluated individually for impairment, primarily through the evaluation of net operating income and available cash flow and their possible impact on collateral values.

At December 31, 2008, our allowance for loan losses was $1.3 million, or 0.50%, of our total loan portfolio. Our allowance in 2008 was higher than in 2007 and 2006, because an increase to the overall portfolio and a significant decline in the economic environment. In addition, the mix of our portfolio now includes more real estate secured loans, which provides us with stronger collateral and results in a reduction in our overall portfolio risk.

Assessing the allowance for loan losses is inherently subjective as it requires making material estimates, including the amount and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. In the opinion of management, the allowance, when taken as a whole, reflects estimated probable loan losses in our loan portfolio. See Notes 1 and 4 of the Notes to Consolidated Financial Statements.

The following table sets forth an analysis of our allowance for loan losses.

	December 31,				
	2008	2007	2006	2005	2004
	(Dollars in thousands)				
Balance at beginning of period	$ 828	$822	$1,321	$1,033	$ 826
Charge-offs:					
One-to four-family	114	-	-	-	-
Home equity	62	-	-	-	-
Commercial real estate	37	-	-	-	-
Commercial business	71	-	-	-	-
Consumer	507	483	1,013	752	741
Recoveries:					
One-to four-family	2	-	-	-	-
Commercial business	15	-	-	-	-
Consumer	142	239	233	94	91
Net charge-offs	632	244	780	658	650
Additions charged to operations	1,110	250	281	946	857
Balance at end of period	$1,306	$828	$ 822	$1,321	$1,033
Net charge-offs during the period as a percentage of average loans outstanding during the period	0.26%	0.11%	0.40%	0.37%	0.45%
Net charge-offs during the period as a percentage of average non-performing assets	144.46%	33.46%	184.42%	262.67%	427.63%
Allowance as a percentage of Non-performing loans	104.31%	198.22%	281.51%	294.21%	1,986.54%
Allowance as a percentage of total loans (end of period)	0.50%	0.37%	0.40%	0.69%	0.65%

The increase in net charge-offs as a percentage of average non-performing assets is due to higher net charge-offs during the period specifically related to one-to four-family loans, home equity loans and commercial real estate and business loans. These increases were due to deteriorating market conditions, specifically related to the housing market in the Puget Sound area and Clallam County, Washington.

The decline in our allowance for loan losses as a percentage of non-performing loans is a result of the increase in non-performing loans during the period. The allowance for loan losses as a percentage of total loans increased to 0.50% as of December 31, 2008 compared to 0.37% as of December 31, 2007.

During June 2007, we sold our credit card portfolio. The credit card portfolio, and charge-offs and the inherent risks associated with that portfolio, were the primary reasons for the level of provisions taken during the years December 31, 2004 through 2006. Net charge-offs for the credit card portfolio totaled $509,000 in 2006, $495,000 in 2005 and $508,000 in 2004.

The distribution of our allowance for losses on loans at the dates indicated is summarized as follows:

	2008		2007		2006		2005		2004	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Allocated at end of period to:										
One- to four-family	$ 321	34.33%	$145	38.37%	$100	41.60%	$ 90	39.84%	$ 85	42.55%
Home equity	240	20.61	100	20.53	40	18.99	35	14.86	30	15.01
Commercial real estate	153	18.41	170	11.32	170	8.46	165	8.10	100	9.47
Construction or development	55	4.62	25	3.90	30	4.57	20	4.05	20	3.25
Consumer[1]	379	15.36	298	20.99	407	22.71	931	27.84	748	26.84
Commercial business	158	6.67	90	4.89	75	3.67	80	5.82	50	2.89
Total	$1,306	100.00%	$828	100.00%	$822	100.00%	$1,321	100.00%	$1,033	100.00%

[1] Because of the sale of our credit card portfolio in June 2007, no portion of our allowance at December 31, 2008, 2007 or 2006 was allocated to credit card lending. The allowance for loan losses attributable to our credit card portfolio at December 31, 2005 and 2004 was $600,000 and $518,000 respectively.

Investment Activities

Federal savings banks have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, including callable agency securities, certain certificates of deposit of insured banks and savings institutions, certain bankers' acceptances, repurchase agreements and federal funds. Subject to various restrictions, federal savings banks may also invest their assets in investment grade commercial paper and corporate debt securities and mutual funds whose assets conform to the investments that the institution is otherwise authorized to make directly. See "How We Are Regulated -- Sound Community Bank -- Office of Thrift Supervision Regulation" for a discussion of additional restrictions on our investment activities.

Our Chief Executive Officer and Chief Financial Officer have the basic responsibility for the management of our investment portfolio, subject to the direction and guidance of the Board of Directors. These officers consider various factors when making decisions, including the marketability, maturity and tax consequences of the proposed investment. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows, and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of our investment portfolio will be to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk. Our investment quality will emphasize safer investments with the yield on those investments secondary to not taking unnecessary risk with the available funds of Sound Community Bank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset/Liability Management."

We intend that the investment strategy and portfolio of Sound Financial will be similar to that of Sound Community Bank; although Sound Financial will be subject to fewer regulatory limits than Sound Community Bank in its investments. We invested the net proceeds available in our stock offering, after making our charitable donation and the loan to the employer stock ownership plan, in deposits in Sound Community Bank.

As a member of the Federal Home Loan Bank of Seattle, we had $2.4 million in stock of the Federal Home Loan Bank of Seattle at December 31, 2008. For the year ended December 31, 2008, we received $13,000 in dividends from the Federal Home Loan Bank of Seattle.

The following table sets forth the composition of our securities portfolio and other investments at the dates indicated. At December 31, 2008, our securities portfolio did not contain securities of any issuer with an aggregate book value in excess of 10% of our equity capital, excluding those issued by the United States Government or its agencies.

	December 31,							
	2008		2007		2006		2005	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)							
Securities available for sale, at fair value:								
Federal agency mortgage-backed	$2,007	$2,029	$ 68	$ 71	$ 165	$ 170	$ 242	$ 222
Non-agency mortgage-backed [(1)]	8,124	6,901	---	---	---	---	---	---
Total available for sale	10,131	8,930	68	71	165	170	242	222
Federal Home Loan Bank stock	2,444	2,444	1,320	1,320	1,320	1,320	1,320	1,320
Total securities	$12,575	$11,374	$1,388	$1,391	$1,485	$1,490	$1,562	$1,542

(1) The non-agency mortgage backed securities have an unrealized loss of $1.2 million as of December 31, 2008. These securities were purchased at a discount between February and May 2008. Each of these securities has performed and paid principal and interest each month as contractually committed.

The composition and maturities of our investment securities portfolio at December 31, 2008, excluding Federal Home Loan Bank stock, are indicated in the following table.

	1 year or less		Over 1 year		Total Securities		
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Fair Value
December 31, 2008							
Securities available for sale, at fair value:							
Federal agency mortgage-backed	---	---	$ 2,007	4.11%	$ 2,007	4.11%	$ 2,028
Non-Agency mortgage-backed	---	---	$ 8,124	7.14%	$ 8,124	7.14%	$ 6,901
Total	---	---	$ 10,131	6.59%	$10,131	6.59%	$ 8,929
December 31, 2007							
Securities available for sale, at fair value:							
Federal agency mortgage-backed	---	---	$ 68	8.00%	$ 68	8.00%	$ 71

Sources of Funds

General. Our sources of funds are primarily deposits, borrowings, payments of principal and interest on loans and funds provided from operations.

Deposits. We offer a variety of deposit accounts to both consumers and businesses having a wide range of interest rates and terms. Our deposits consist of savings accounts, money market deposit accounts, demand accounts and certificates of deposit. We solicit deposits primarily in our market areas; however, at December 31, 2008, approximately 5.4% of our deposits were from persons outside the State of Washington. As of December 31, 2008, core deposits, which we define as our non-certificate or non-time deposit accounts, represented approximately 44% of total deposits, compared to 47% as of December 31 2007. We primarily rely on competitive pricing policies, marketing and customer service to attract and retain these deposit and we expect to continue these practices in the future.

The flow of deposits is influenced significantly by general economic conditions, changes in money market and prevailing interest rates and competition. The variety of deposit accounts we offer has allowed us to be competitive in obtaining funds and to respond with flexibility to changes in consumer demand. We have become more susceptible to short-term fluctuations in deposit flows as customers have become more interest rate conscious. We try to manage the pricing of our deposits in keeping with our asset/liability management, liquidity and profitability objectives, subject to competitive factors. Based on our experience, we believe that our deposits are relatively stable sources of funds. Despite this stability, our ability to attract and maintain these deposits and the rates paid on them has been and will continue to be significantly affected by market conditions.

The following table sets forth our deposit flows during the periods indicated.

	For the year ended December 31,		
	2008	2007	2006
	(Dollars in thousand)		
Opening balance	$202,791	$180,968	$168,173
Net deposits (withdrawals)	11,329	15,245	7,354
Interest credited	6,440	6,578	5,441
Ending balance	$222,560	$202,791	$180,968
Net increase	$ 19,769	$ 21,823	$ 12,795
Percent increase	9.75%	12.06%	7.61%

The following table sets forth the dollar amount of savings deposits in the various types of deposit programs offered by Sound Community Bank at the dates indicated.

	December 31,					
	2008		2007		2006	
	Amount	Percent of total	Amount	Percent of total	Amount	Percent of total
	(Dollars in thousand)					
Transactions and Savings Deposits:						
Interest-bearing demand	$ 20,637	9.30%	$ 31,999	15.78%	$ 12,711	7.02%
Non interest-bearing checking	12,589	5.67	13,290	6.55	17,251	9.53
Statement savings	13,109	5.64	11,696	5.77	12,510	6.91
Money market	51,744	23.31	39,754	19.60	53,270	29.44
Total non-certificates	98,079	43.92	96,739	47.70	95,742	52.91
Certificates:						
1.00 – 3.99%	40,969	18.46	6,339	3.13	16,519	9.13
4.00 – 5.99%	83,507	37.62	99,708	49.17	68,549	37.87
6.00 – 7.99%	5	0.00	5	0.00	155	0.09
8.00% and over	---	---	---	---	3	0.00
Total certificates	124,481	56.08	106,052	52.30	85,226	47.08
Total deposits	$222,560	100.00%	$202,791	100.00%	$180,968	100.00%

Recent increases in certificate accounts reflect recent decreases in general market rates, which have made our customers more willing to commit their funds for a specified time, as well as the increase in FDIC insurance limits. Money market accounts also have increased and interest bearing demand deposits have decreased as a result of changes to our pricing for those accounts. Our plans for 2009 are to attract money market savings and demand or checking accounts. We require our commercial loan customers to maintain a checking or savings account with us. As our commercial lending business increases, we anticipate increases in transaction and savings deposits from our commercial customers. We have been approved as a public funds depository and as of December 31, 2008, we have approximately $12.8 million in public funds.

The following table shows rate and maturity information for the Bank's certificates of deposit at December 31, 2008.

	1.00-3.99%	4.00-5.99%	Total	Percent of Total
		(Dollars in thousands)		
Certificate accounts maturing in quarter ending:				
March 31, 2009	$7,947	$ 8,073	$ 16,020	12.87%
June 30, 2009	8,438	5,387	13,825	11.11
September 30, 2009	2,322	17,008	19,330	15.53
December 31, 2009	17,846	23,124	40,970	32.91
March 31, 2010	1,209	5,008	6,217	4.99
June 30, 2010	1,107	1,294	2,401	1.93
September 30, 2010	96	1,103	1,199	0.96
December 31, 2010	1,304	12,370	13,674	10.98
March 31, 2011	120	4,368	4,488	3.61
June 30, 2011	272	88	360	0.29
September 30, 2011	143	19	162	0.13
December 31, 2011	1	184	185	0.15
Thereafter	164	5,486	5,650	4.54
Total	$40,969	$83,512	$124,481	100.00%
Percent of total	32.9%	67.1%	100.00%	

The following table indicates the amount of our certificates of deposit and other deposits by time remaining until maturity as of December 31, 2008.

	Maturity				
	3 months or less	Over 3 to 6 months	Over 6 to 12 months	Over 12 months	Total
			(In thousands)		
Certificates of deposit less than $100,000	$ 5,659	$ 6,644	$ 28,322	$ 17,646	$ 58,271
Certificates of deposit of $100,000 or more	10,361	7,181	31,978	16,690	66,210
Total certificates of deposit	$ 16,020	$ 13,825	$ 60,300	$ 34,336	$124,481

Borrowings. Although deposits are our primary source of funds, we may utilize borrowings as a cost-effective source of funds when they can be invested at a positive interest rate spread, for additional capacity to fund loan demand, or to meet our asset/liability management goals. Our borrowings currently consist of advances from the Federal Home Loan Bank of Seattle. See Note 8 of the Notes to Consolidated Financial Statements.

We are a member of and obtain advances from the Federal Home Loan Bank of Seattle, which is part of the Federal Home Loan Bank System. The twelve regional Federal Home Loan Bank's provide a central credit facility for their member institutions. These advances are provided upon the security of certain of our mortgage loans and mortgage-backed securities. These advances may be made pursuant to several different credit programs, each of which has its own interest rate, range of maturities and call features, and all long-term advances are required to provide funds for residential home financing. The Bank has entered into a loan agreement with the Federal Home Loan Bank of Seattle pursuant to which it may borrow up to approximately 20% of its assets, secured by a blanket pledge on a portion of our residential mortgage portfolio. At December 31, 2008, we had $42.2 million in Federal Home Loan Bank advances outstanding, which had maturities between zero and three years, and had the ability to borrow an additional $30.6 million. At the same date, we had $94.7 million in residential mortgages, commercial real estate and mortgage-backed securities available to serve as collateral for additional advances. We plan to rely in part on long-term Federal Home Loan Bank advances to fund asset and loan growth. We also use short-term advances to meet short term liquidity needs. We are required to own stock in the Federal Home Loan Bank of Seattle based on the amount of our advances. At December 31, 2008, we had $2.4 million of FHLB Stock.

The Bank is authorized to borrow from the Federal Reserve Bank of San Francisco's "discount window" after it has exhausted other reasonable alternative sources of funds, including Federal Home Loan Bank borrowings. We have never borrowed from the Federal Reserve Bank.

The following table sets forth the maximum month-end balance and average balance of borrowings for the periods indicated.

	For the year ended December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Maximum balance:			
Federal Home Loan Bank advances....	$56,119	$34,519	$24,485
Average balances:			
Federal Home Loan Bank advances....	$38,474	$26,511	$19,824
Weighted average interest rate:			
Federal Home Loan Bank advances....	3.31%	5.08%	4.77%

The following table sets forth certain information about our borrowings at the dates indicated.

	December 31,		
	2008	2007	2006
	(Dollars in thousands)		
Federal Home Loan Bank advances	$42,219	$15,869	$22,029
Weighted average interest rate of:			
Federal Home Loan Bank advances	2.73%	4.63%	4.84%

Subsidiary and Other Activities

As a federally chartered savings bank, we are permitted by OTS regulations to invest up to 2% of our assets, or $5.9 million at December 31, 2008, in the stock of, or unsecured loans to, service corporation subsidiaries. We may invest an additional 1% of our assets in service corporations where such additional funds are used for inner-city or community development purposes. The Bank has one inactive subsidiary, which was formed when we were a credit union to enable us to originate mortgages for nonmembers. Our capital investment in the inactive subsidiary as of December 31, 2008 was $2,000.

Competition

We face strong competition in attracting deposits. Competition in originating real estate loans comes primarily from other savings institutions, commercial banks, credit unions, life insurance companies and mortgage brokers. Other savings institutions, commercial banks, credit unions and finance companies provide vigorous competition in consumer lending. Commercial business competition is primarily from local commercial banks, but other savings banks and credit unions also compete for this business. We compete by consistently delivering high-quality, personal service to our customers which results in a high level of customer satisfaction.

Our market area has a high concentration of financial institutions, many of which are branches of large money center and regional banks that have resulted from the consolidation of the banking industry in Washington and other western states. These include such large national lenders as U.S Bank, JP Morgan Chase, Wells Fargo, Bank of America, Citigroup and others in our market area that have greater resources than we do and offer services that we do not provide. For example, we do not offer trust services or non-FDIC insured investments. Customers who seek "one-stop shopping" may be drawn to institutions that offer services that we do not.

We attract our deposits through our branch office system. Competition for those deposits is principally from other savings institutions, commercial banks and credit unions located in the same community, as well as mutual funds and other alternative investments. We compete for these deposits by offering superior service and a variety of deposit accounts at competitive rates. Based on the most recent data provided by the FDIC, there are approximately 75 other commercial banks and savings institutions operating in the Seattle-Tacoma-Bellevue, Washington Metropolitan Statistical Area and 13 other commercial banks and savings institutions in Clallam County. Based on the most recent branch deposit data provided by the FDIC, the Bank's share of deposits in the Seattle-Tacoma-Bellevue, Washington Metropolitan Statistical Area was approximately 0.2%. The five largest financial institutions in that area have 69.1% of those deposits. In addition, our share of deposits in Clallam County was 5.3%, with the five largest institutions in that county having 67.1% of the deposits.

Employees

At December 31, 2008, we had a total of 66 full-time employees and 15 part-time employees. Our employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

How We Are Regulated

Set forth below is a brief description of certain laws and regulations that are applicable to the Company, the Bank and the MHC. The description of these laws and regulations, as well as descriptions of laws and regulations contained elsewhere herein, does not purport to be complete and is qualified in its entirety by reference to the applicable laws and regulations.

Legislation is introduced from time to time in the United States Congress that may affect our operations. In addition, the regulations governing the Company, the Bank and the MHC may be amended from time to time by the FDIC or the OTS. Any such legislative or regulatory changes in the future could adversely affect our operations and financial condition. No assurance can be given as to whether or in what form any such changes may occur.

The OTS has extensive enforcement authority over all savings associations and their holding companies, including the Company, the Bank and the MHC. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of formal enforcement actions by the OTS is required by law. The OTS issued a supervisory directive to Sound Community Bank in November 2005, which addressed the level of investment in commercial loans, asset classification and loan review and improving earnings and capital levels. Under that directive, as amended, Sound Community Bank's total investment in commercial loans was limited to 15% of assets, of which at least initially 12% and later 10% had to be secured by commercial real estate. Sound Community Bank also was required to reach earnings and capital levels in their business plan and enhance their loan review and classification process. The directive was terminated in August 2007.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises

The Congress, Treasury Department and the federal banking regulators, including the FDIC, have taken broad action since early September to address volatility in the U.S. banking system.

The Emergency Economic Stabilization Act of 2008 ("EESA") authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled asset of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, the FDIC established its Temporary Liquidity Guarantee Program (TGLP) in October, 2008. Under the interim rule for the TGLP, there are two parts to the program; the Debit Guarantee Program (DGP) and Transaction Account Guarantee Program (TAGP). Eligible entities continue to participate unless they opted out on or before December 5, 2008.

For the DGP, eligible entities are generally US bank holding companies, saving and loan holding companies, and FDIC-insured institutions. Under the DGP, the FDIC guarantees new senior unsecured debit of an eligible entity issued not later than June 30, 2009, and, if and application is approved, guarantees certain mandatory convertible debt. The Bank opted out of the DGP.

For the TAGP eligible entities are FDIC-insured institutions. Under the TAGP, the FDIC provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts), NOW accounts bearing interest at 0.5% or less, and certain funds swept into noninterest-bearing savings accounts. NOW accounts and money market deposit accounts are not covered. Participating institutions pay fees of 10 basis points (annualized) on the balance of each covered account in excess of $250,000 during the period through December 31, 2009. The Bank participates in the TAGP. As of December 31, 2008, the Bank had $481,000 in balances over $250,000 in such accounts.

Sound Community Bank

The Bank, as a federally chartered savings bank, is subject to regulation and oversight by the OTS, which extends to all aspects of its operations. This regulation of the Bank is intended for the protection of depositors and the insurance of accounts fund and not for the purpose of protecting shareholders. The Bank is required to maintain minimum levels of regulatory capital and is subject to some limitations on the payment of dividends to Sound Financial. See "- Regulatory Capital Requirements" and "- Limitations on Dividends and Other Capital Distributions." The Bank also is subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the maximum extent permitted by law.

Office of Thrift Supervision. The investment and lending authority of the Bank is prescribed by federal laws and regulations, and it is prohibited from engaging in any activities not permitted by such laws and regulations.

As a federal savings bank, the Bank is required to meet a qualified thrift lender test. This test requires the Bank to have at least 65% of its portfolio assets, as defined by regulation, in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, we may maintain 60% of our assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, we are required to maintain a significant portion of our assets in residential-housing-related loans and investments. Any institution that fails to meet the qualified thrift lender test becomes subject to certain restrictions on its operations and must convert to a national bank charter, unless it re-qualifies as, and thereafter remains, a qualified thrift lender. If such an institution has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. As of December 31, 2008, the Bank met this requirement with a qualified thrift lender percentage of 68.35%.

Our relationship with our depositors and borrowers is regulated to a great extent by federal laws and regulations, especially in such matters as the ownership of accounts and the form and content of our mortgage requirements. In addition, the branching authority of the Bank is regulated by the OTS. The Bank is generally authorized to branch nationwide.

The Bank is subject to a statutory lending limit for aggregate loans to one person or a group of persons combined because of certain common interests. That limit is equal to 15% of our unimpaired capital and surplus, except for loans fully secured by readily marketable collateral, in which case that limit is increased to 25%. At December 31, 2008, the Bank's lending limit under this restriction was $3.9 million. We have no loans or lending relationships in excess of our lending limit.

We are subject to periodic examinations by the OTS. During these examinations, the examiners may require the Bank to provide for higher general or specific loan loss reserves, which can impact our capital and earnings. As a federal savings bank, the Bank is subject to a semi-annual assessment, based upon its total assets, to fund the operations of the OTS.

Transactions between the Bank and its affiliates generally are required to be on terms as favorable to the institution as transactions with non-affiliates, and certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the Bank's capital. In addition, the Bank may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. Sound Financial and MHC are affiliates of the Bank.

The OTS has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, asset quality, earnings standards, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution regulated by the OTS that fails to comply with these standards must submit a compliance plan.

FDIC Regulation and Insurance of Accounts. The Bank's deposits are insured up to the applicable limits by the FDIC, and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. Our deposit insurance premiums for the year ended December 31, 2008 were $147,000. Those premiums will increase in 2009 due to recent strains on the FDIC deposit insurance fund due to the cost of large bank failures and increase in the number of troubled banks.

The FDIC also may prohibit any FDIC-insured institution from engaging in any activity that it determines by regulation or order to pose a serious risk to the deposit insurance fund. The FDIC also has the authority to initiate enforcement actions against the Bank and may terminate our deposit insurance if it determines that we have engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

In February 2009, the FDIC issued new deposit premium regulations proving for increases or premiums, higher premiums for institutions with secured debt (including FHLB advances and brokered deposits) and a special assessment in the second quarter of 2009 to replenish the fund. Under these new deposit insurance premium regulations, the FDIC assesses deposit insurance premiums on all FDIC-insured institutions quarterly based on annualized rates for four risk categories. Each institution is assigned to one of four risk categories based on capital, supervisory ratings and other factors. Well capitalized institutions that are financially sound with only a few minor weaknesses are assigned to Risk Category I. Risk Categories II, III and IV present progressively greater risks to the DIF. Under FDIC's risk-adjustments range from 12 to 16 basis points for Risk Category I, and are 22 basis points for Initial base assessment rates are subject to adjustments based on an institution's unsecured debt, secured liabilities and brokered deposits, such that the total base assessment rate after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 34 basis points Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV. The rule also includes authority for the FDIC to increase or decrease total base assessment rates in the future by as much as three basis points without a formal rulemaking proceeding.

In addition to the regular quarterly assessments, due to losses and projected losses attributed to failed institutions, the FDIC has adopted a rule imposing on every insured institution a special assessment equal to 20 basis points of its assessment base as of June 30, 2009 to be collected on September 30, 2009. The FDIC has indicated that if, its borrowing authority from the United States Treasury is increased, it would reduce the special assessment to 10 basis points. There is legislation pending to increase that borrowing authority from $30 billion to $100 billion (and up to $500 billion under special circumstances).

Sound Financial and Sound Community MHC

As savings association holding companies, Sound Financial and MHC are subject to regulation, supervision and examination by the OTS. The terms of their charters and bylaws are prescribed by the OTS. Under regulations of the OTS, MHC must own a majority of outstanding shares of Sound Financial in order to qualify as a mutual holding company. Applicable federal laws and regulations limit the activities of Sound Financial and MHC and require the approval of the OTS for any acquisition or divestiture of a subsidiary, including another financial institution or holding company thereof. Transactions between MHC or Sound Financial and the Bank are subject to regulatory limits and requirement for transactions with affiliates.

If the Bank fails the qualified thrift lender test, MHC and Sound Financial must obtain the approval of the OTS prior to continuing, directly or through other subsidiaries, in any business activity other than those approved for bank holding companies or their subsidiaries. In addition, within one year of such failure, MHC and Sound Financial must register as, and will become subject to, the restrictions applicable to bank holding companies.

Under regulations of the OTS, MHC may convert to the stock form of ownership, though it has no current intention to do so. In that stock conversion, the members of MHC would have a right to subscribe for shares of stock in a new company that would own MHC's shares in Sound Financial. In addition, each share of stock in Sound Financial not owned by MHC would be converted into shares in that new company in an amount that preserves the holder's percentage ownership.

Regulatory Capital Requirements

Capital Requirements for the Bank. The Bank is required to maintain minimum levels of regulatory capital under regulations of the OTS. In addition, the OTS is also authorized to impose capital requirements in excess of these standards on a case-by-case basis.

The capital regulations require tangible capital of at least 1.5% of adjusted total assets, as defined by regulation. At December 31, 2008, the Bank had tangible capital of $24.4 million or 8.29% of adjusted total assets. The capital standards require core or Tier 1 capital equal to at least 3.0% of adjusted total assets for the strongest institutions with the highest examination rating and 4.0% of adjusted total assets for all other institutions, unless the OTS requires a higher level based on the particular circumstances or risk profile of the institution. Core capital generally consists of tangible capital, plus certain intangibles. Our required core capital level is 4%. At December 31, 2008, the Bank had core capital equal to $24.4 million or 8.29% of adjusted total assets. The OTS also requires the Bank to have total capital of at least 8.0% of risk-weighted assets. Total capital consists of core or Tier 1 capital, as defined above, and Tier 2 capital, which for the Bank, at December 31, 2008, consisted of $1.3 million of its allowance for possible loan and lease losses. Tier 2 capital may be used to satisfy this risk-based requirement only to the extent of Tier 1 capital. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. The OTS is authorized to require Sound Community Bank to maintain an additional amount of total capital to account for concentration of credit risk, level of interest rate risk, equity investments in non-financial companies and the risk of non-traditional activities. At December 31, 2008, the Bank had $207.1 million of risk-weighted assets and total capital of $25.7 million or 12.4% of risk-weighted assets.

The OTS is authorized and, under certain circumstances, required to take certain actions against savings banks that fail to meet these capital requirements, or that fail to maintain an additional capital ratio of Tier 1 capital of at least 4.0% of risk weighted-assets. The OTS is generally required to take action to restrict the activities of an "undercapitalized institution," which is an institution with less than either a 4.0% core capital ratio, a 4.0% Tier 1 risked-based capital ratio or an 8.0% total risk-based capital ratio. Any such institution must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions on undercapitalized institutions.

Any institution that fails to comply with its capital plan or has Tier 1 risk-based or core capital ratios of less than 3.0% or a total risk-based capital ratio of less than 6.0% is considered "significantly undercapitalized" and must be made subject to one or more additional specified actions and operating restrictions that may cover all aspects of its operations and may include a forced merger or acquisition of the institution. An institution with tangible equity to total assets of less than 2.0% is "critically undercapitalized" and becomes subject to further mandatory restrictions on its operations. The OTS generally is authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition. The imposition by the OTS of any of these measures on the Bank may have a substantial adverse effect on its operations and profitability.

Institutions with at least a 4.0% core capital ratio, a 4.0% Tier 1 risked-based capital ratio and an 8.0% total risk-based capital ratio are considered "adequately-capitalized." An institution is deemed "well-capitalized" institution if it has at least a 5.0% leverage capital ratio, a 6.0% Tier 1 risked-based capital ratio and an 10.0% total risk-based capital ratio. At December 31, 2008, the Bank was considered a "well-capitalized" institution.

The OTS also is authorized to reclassify an institution into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition. The imposition by the OTS of any of these measures on the Bank may have a substantial adverse effect on its operations and profitability.

Capital Requirements for Sound Financial and MHC. Sound Financial and MHC are not subject to any specific capital requirements. The OTS, however, expects them to support the Bank, including providing additional capital to the Bank when it does not meet its capital requirements. As a result of this expectation, the OTS regulates the ability of the Bank to pay dividends to Sound Financial.

Limitations on Dividends and Other Capital Distributions

OTS regulations impose various restrictions on savings institutions with respect to the ability of the Bank to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. The Bank must file a notice or application with the OTS before making any capital distribution. The Bank generally may make capital distributions during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, so long as it is well-capitalized after the distribution. If the Bank, however, proposes to make a capital distribution when it does not meet its current minimum capital requirements (or will not following the proposed capital distribution) or that will exceed these net income limitations, it must obtain OTS approval prior to making such distribution. The OTS may object to any distribution based on safety and soundness concerns.

Sound Financial will not be subject to OTS regulatory restrictions on the payment of dividends. Dividends from Sound Financial, however, may depend, in part, upon its receipt of dividends from the Bank. In addition, the Bank may not make a distribution that would constitute a return of capital during the three-year term of the business plan submitted in connection with this mutual holding company reorganization and stock issuance. No insured depositary institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized.

MHC may elect to waive its pro rata portion of a dividend declared and paid by Sound Financial after filing a notice with and receiving no objection from the OTS. We anticipate that MHC, subject to its own need for capital and funds, will waive dividends paid by Sound Financial. The interests of other shareholders of Sound Financial who receive dividends are not diluted by any waiver of dividends by MHC in the event of a full stock conversion.

Federal Taxation

General. The Company and the Bank are subject to federal income taxation in the same general manner as other corporations, with some exceptions discussed below. The following discussion of federal taxation is intended only to summarize certain pertinent federal income tax matters and is not a comprehensive description of the tax rules applicable to Sound Financial or the Bank. The Company and the Bank's federal income tax returns have never been audited.

The Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. The company had no unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. The Company had no unrecognized tax benefits at December 31, 2007 and at December 31, 2008.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2008 and 2007 the Company recognized no interest and penalties.

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states. With few exceptions, the Company is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2004.

Method of Accounting. For federal income tax purposes, the Bank currently reports its income and expenses on the accrual method of accounting and uses a fiscal year ending on December 31 for filing its federal income tax return.

Minimum Tax. The Internal Revenue Code imposes an alternative minimum tax at a rate of 20% on a base of regular taxable income plus certain tax preferences, called alternative minimum taxable income. The alternative minimum tax is payable to the extent such alternative minimum taxable income is in excess of the regular tax. Net operating losses can offset no more than 90% of alternative minimum taxable income. Certain payments of alternative minimum tax may be used as credits against regular tax liabilities in future years. The Company and the Bank has not been subject to the alternative minimum tax, nor do we have any such amounts available as credits for carryover.

Net Operating Loss Carryovers. A financial institution may carryback net operating losses to the preceding two taxable years and forward to the succeeding 20 taxable years. This provision applies to losses incurred in taxable years beginning after August 6, 1997. At December 31, 2008, we had no net operating loss carryforwards for federal income tax purposes.

Corporate Dividends-Received Deduction. Sound Financial has elected to file a consolidated return with the Bank. Therefore any dividends it receives from the Bank will not be included as income to the Company. The corporate dividends-received deduction is 100%, or 80% in the case of dividends received from corporations with which a corporate recipient does not file a consolidated tax return, depending on the level of stock ownership of the payer of the dividend.

State Taxation

The Company and the Bank are subject to a business and occupation tax imposed under Washington law at the rate of 1.5% of gross receipts. Interest received on loans secured by mortgages or deeds of trust on residential properties and certain investment securities are exempt from this tax.

Internet Website

The Company and the Bank maintain a website, www.soundcb.com. Information pertaining to Sound Financial, Inc, including SEC filings, can be found by clicking the link on our site called "Investor Relations." This Annual Report on Form 10-K and our other reports, proxy statements and other information filed with the SEC are available on that website within the Investor Relations webpage by clicking the link called "SEC Filings." The information contained on our website is not included as a part of, or incorporated by reference into, this Annual Report on Form 10-K. For more information regarding access to these filings on our website, please contact our Corporate Secretary, Sound Financial, Inc., 2005 5th Avenue, Suite 200, Seattle, Washington, 98121 or by calling (206) 448-0884.

Item 1A. Risk Factors

Not required; the Company is a smaller reporting company.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

The following table sets forth certain information concerning the main office and each branch office of Sound Community Bank at December 31, 2008. All of our offices are leased. The operating leases contain renewal options and require the Bank to pay property taxes and operating expenses on the properties. Our total rental expense for each of the years ended December 31, 2008, 2007 and 2006 was $627,000, $538,000 and $582,000, respectively. The aggregate net book value of the Company's leasehold improvements, furniture and equipment was $1.5 million at December 31, 2008. See also Note 6 of the Notes to Consolidated Financial Statements. In the opinion of management, the facilities are adequate and suitable for the current needs of Sound Community Bank. However, we anticipate opening another banking office in Clallam County, most likely in Port Angeles, during the second quarter of 2009. We may open additional banking offices after 2008 to better serve current customers and to attract new customers.

Location	Year opened	Owned or leased	Lease expiration date
Main office: 2005 5th Avenue Seattle, WA 98121	1993	Leased	2017[1]
Branch offices: *Cedar Plaza Branch* 22807 44th Avenue West Mountlake Terrace, WA 98043	2004	Leased	2015[2]
East Marginal Branch (Tukwila) 10200 East Marginal Way South Seattle, WA 98168	1953	Leased	2010[3]
Lakewood Branch Lakewood Town Center 61111 Lakewood Town Center Blvd., SW, Suite B Lakewood, WA 98499	2004	Leased	2009[4]
Sequim Branch 541 North 5th Avenue Sequim, WA 98382	1997	Leased	2013[5]

1. Lease contains no renewal option.
2. Lease provides for four five-year renewals.
3. Lease provides for one two-year renewal.
4. Lease provides for one five-year renewal.
5. Lease provides for two nine-year renewals.

We maintain depositor and borrower customer files on an on-line basis, utilizing a telecommunications network, portions of which are leased. Management has a disaster recovery plan in place with respect to the data processing system, as well as Sound Community Bank's operations as a whole.

Item 3. Legal Proceedings

From time to time we are involved as plaintiff or defendant in various legal actions arising in the normal course of business. We do not anticipate incurring any material legal fees or other liability as a result of such litigation.

Item 4. Submission of Matters to a Vote of Security Holders

On October 10, 2008, the Company held a Special Meeting of Shareholders at which shareholders were asked to approve the Sound Financial, Inc. 2008 Equity Incentive Plan. This plan had to be approved by a majority of the total votes eligible to be cast by shareholders and, in accordance with OTS Regulations, by a majority of the total votes cast by shareholders other than Sound Community MHC.

The following is a record of the number of votes cast at the October 10, 2008 Special Meeting of Shareholders for the proposal to approve the Sound Financial, Inc. 2008 Equity Incentive Plan:

	For	Against	Abstain
Votes by all Shareholders	2,404,248	201,710	21,281
Votes by non-MHC Shareholders	782,813	201,710	21,281

Accordingly the Sound Financial, Inc. 2008 Equity Incentive Plan was approved by the Company's shareholders.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The shares of common stock of Sound Financial are traded on the Over-the-Counter Electronic Bulletin Board under the symbol "SNFL". The table below shows the high and low closing prices for our common stock for the periods indicated and quarterly dividends paid in 2008. We had no common stock outstanding as of December 31, 2007. Our minority public offering closed on January 8, 2008 at a price of $10.00 per share, so pricing information is available from that date forward. This stock price information was provided by the Yahoo Finance System and is based on OTC quotations, which reflect inter-dealer prices with retail mark-up, mark-down or commissions and may not represent actual transactions.

	Stock Price		Dividends per share
2008 Quarter	**High**	**Low**	
First Quarter (1/8/2008 to 3/31/2008)	$ 9.47	$ 9.00	---
Second Quarter (4/1/2008 to 6/30/2008)	$ 9.24	$ 9.10	$ 0.04
Third Quarter (7/31/2008 to 9/30/2008)	$ 9.10	$ 7.30	$ 0.04
Fourth Quarter (10/1/2008 to 12/31/2008)	$ 7.50	$ 6.05	$ 0.04

At December 31, 2008, there were 2,948,063 shares outstanding and the closing price of our common stock on that date was $7.12. On that date, we had approximately 320 shareholders of record.

Our cash dividend payout policy is continually reviewed by management and the Board of Directors. The Company intends to continue its policy of paying quarterly dividends; however the payment will depend upon a number of factors, including capital requirements, our financial condition and results of operations, tax considerations, statutory and regulatory limitations, and general economic conditions. No assurances can be given that any dividends will be paid or that, if paid, will not be reduced or eliminated in future periods. Our future payment of dividends may depend, in part, upon receipt of dividends from Sound Community Bank. Federal regulations restrict the ability of Sound Community Bank to pay dividends and make other capital distributions to us.

Information regarding our equity compensation plan is included in Item 12 of this Form 10-K.

The shareholders of Sound Financial, Inc. approved an equity compensation plan, however we had not issue any shares of our Common Stock as of December 31, 2008.

On November 24, 2008, the Company announced that its Board of Directors has authorized management to repurchase up to 57,782 shares of the Company's outstanding stock over a twelve-month period. The repurchased shares were to be used to fund the restricted stock portion of our 2008 equity incentive plan. No shares were repurchased under the plan during the fourth quarter of 2008.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following information is only a summary and you should read it in conjunction with our consolidated financial statements and accompanying notes contained in Item 8 of this Form 10-K.

	At December 31,		
	2008	2007	2006
		(In thousands)	
Selected Financial Condition Data:			
Total assets	$ 293,497	$236,965	$220,663
Loans receivable, net	262,407	219,406	204,812
Loans held for sale	956	822	1,307
Mortgage-backed securities available for sale (at fair value)	8,930	71	170
Federal Home Loan Bank stock	2,444	1,320	1,320
Deposits	222,560	202,791	180,968
Federal Home Loan Bank advances	42,419	15,869	22,029
Equity	26,103	15,888	15,569

	For the year ended December 31,		
	2008	2007	2006
		(In thousands)	
Selected Operations Data:			
Total interest income	$16,959	$14,959	$13,641
Total interest expense	7,713	7,925	6,386
Net interest income	9,246	7,034	7,255
Provision for loan losses	1,110	250	282
Net interest income after provision for loan losses	8,136	6,784	6,973
Fees and service charges	1,813	1,633	1,911
Gain (loss) on sales of loans[(1)]	(15)	11	2,277
Gain (loss) on sales of securities	154	---	---
Other non-interest income	223	472	424
Total non-interest income	2,175	2,116	4,612
Total non-interest expense	10,004	8,519	8,234
Income before provision for income taxes	307	381	3,351
Provision for income taxes	45	62	1,108
Net income	$ 262	$ 319	$ 2,243

(1) The gain on sale of loans for the year ended December 31, 2006 includes the $2.3 million gain on the sale of our $11.6 million credit card portfolio.

	For the year ended December 31,		
	2008	2007	2006
Selected Financial Ratios and Other Data:			
Performance ratios: [1]			
Return on assets (ratio of net income to average total assets)	0.10%	0.14%	1.06%
Return on equity (ratio of net income to average equity)	0.98%	2.00%	15.10%
Interest rate spread information:			
Average during period	3.50%	3.11%	3.53%
End of period	3.54%	3.19%	3.02%
Net interest margin[2]	3.64%	3.22%	3.64%
Non-interest income to operating revenue	19.04%	23.12%	39.81%
Operating expense to average total assets	3.69%	3.70%	3.90%
Average interest-earning assets to average interest-bearing liabilities	106.33%	99.79%	103.34%
Efficiency ratio[3]	87.59%	93.10%	69.39%
Asset quality ratios:			
Non-performing assets to total assets at end of period	1.01%	0.54%	0.18%
Non-performing loans to gross loans	0.47%	0.19%	0.14%
Allowance for loan losses to non-performing loans	104.31%	198.22%	281.51%
Allowance for loan losses to gross loans	0.49%	0.37%	0.40%
Net charge-offs to average loans outstanding	0.26%	0.11%	0.40%
Capital ratios:			
Equity to total assets at end of period	8.89%	6.70%	7.06%
Average equity to average assets	9.86%	6.94%	7.03%
Other data:			
Number of full service offices	5	5	5

(1) Performance ratios during the 2006 periods include a $2.3 million gain resulting from the sale of our credit card portfolio in June 2006.

(2) Net interest income divided by average interest earning assets.

(3) Total other operating expense, excluding real estate owned and repossessed property expense, as a percentage of net interest income and total other operating income, excluding net securities transactions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

Sound Financial was incorporated on January 8, 2008, to hold all of the stock of the Bank, which converted from a state-charted credit union to a federally chartered savings bank in 2003. Prior to that conversion, the Bank operated as Credit Union of the Pacific.

In connection with its organization, Sound Financial sold 1,297,148 shares of common stock to investors at $10.00 per share in a subscription offering, which closed on January 8, 2008. Those shares constitute 44% of the outstanding shares of common stock of Sound Financial. In connection with the closing of the offering, Sound Financial also issued 29,480 shares of common stock to Sound Community Foundation, a charitable foundation created by Sound Community Bank in connection with the mutual holding company reorganization and subscription offering. The remaining 1,621,435 shares of common stock of Sound Financial outstanding were issued in accordance with federal law to Sound Community MHC, a federal mutual holding company ("MHC").

Sound Financial raised $12,971,480 in its public offering and after paying $1,005,000 in offering expenses, it contributed $8,000,000 to the Bank, lent $1,155,600 to fund its employee stock ownership plan's purchase of shares in the offering and retained the remaining $2,792,000 for working capital. The MHC reorganization and stock offering were completed on January 8, 2008; accordingly, the information in this document prior to that date relates solely to the Bank.

The Bank's principal business consists of attracting retail deposits from the general public and investing those funds, along with borrowed funds, in loans secured by first and second mortgages on one- to four-family residences (including home equity loans and lines of credit), commercial real estate, consumer and commercial business loans and, to a lesser extent, construction and development loans. We offer a wide variety of secured and unsecured consumer loan products, including manufactured home loans, automobile loans, boat loans and recreational vehicle loans. We intend to continue emphasizing our residential mortgage, home equity and consumer lending, while also expanding our emphasis in commercial real estate and commercial business lending. In recent years, we have focused on expanding our commercial loan portfolio.

As part of our business, we focus on mortgage loan originations, many of which we sell to Fannie Mae. We sell these loans with servicing retained to maintain the direct customer relationship and promote our emphasis on strong customer service. We originated $57.7 million and $39.6 million in one- to four-family residential mortgage loans during the years ended December 31, 2008 and 2007, respectively. During these same periods, we sold $31.6 million and $25.6 million, respectively, of one- to four-family residential mortgage loans.

We offer a variety of deposit accounts, which are our primary source of funding for our lending activities. In recent years we have also relied on Federal Home Loan Bank advances to augment our deposits and fund the growth of interest earning assets. In 2008, we adopted a leverage strategy to use long-term Federal Home Loan Bank advances to fund asset and loan growth. We also use short-term advances to meet short term liquidity needs.

The Bank's earnings are primarily dependent upon our net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on these loans and investments. Interest expense is a function of the amount of deposits and borrowings outstanding during the same period and interest rates paid on these deposits and borrowings. The Bank's earnings are also affected by our provision for loan losses, service charges and fees, gains and losses from sales of loans and other assets, other income, operating expenses and income taxes.

Difficult market conditions and economic trends have adversely affected our industry and our business.

The Bank is significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing time deposits, other investments, account maturities, and the overall level of personal income and savings. Lending activities are influenced by the demand for funds, the number and quality of lenders, and regional economic cycles. Sources of funds for lending activities of the Bank include primarily deposits, borrowings, payments on loans and income provided from operations.

Dramatic declines in the housing market, with decreasing home prices and increasing delinquencies and foreclosures, have negatively impacted the credit performance of mortgage and construction loans and resulted in significant write-downs of assets by many financial institutions. General downward economic trends, reduced availability of commercial credit and increasing unemployment have negatively impacted the credit performance of commercial and consumer credit, resulting in additional write-downs for many financial institutions. Concerns over the stability of the financial markets and the economy also have resulted in decreased lending by many financial institutions to their customers and to each other. This market turmoil and tightening of credit has led to increased delinquencies, lack of customer confidence, increased market volatility and widespread reduction in general business activity. Some financial institutions have experienced decreased access to deposits or borrowings. The resulting economic pressure on consumers and businesses and the lack of confidence in the financial markets may adversely affect our business, results of operations and stock price.

Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our credit exposure is made more difficult and complex under these difficult market and economic conditions. We also expect to face increased regulation and government oversight as a result of these downward trends. This increased government action may increase our costs and limit our ability to pursue certain business opportunities. We also may be required to pay even higher FDIC premiums than the recently increased level, because financial institution failures resulting from the depressed market conditions have depleted and may continue to deplete the FDIC insurance fund and reduce the FDIC's ratio of reserves to insured deposits.

We do not expect these difficult conditions to improve in the near future. A worsening of these conditions would likely exacerbate the adverse effects of these difficult market and economic conditions on us, our customers and the other financial institutions in our market. As a result, we may experience increases in foreclosures, delinquencies and customer bankruptcies, as well as more restricted access to funds.

Recent legislative and regulatory initiatives to address these difficult market and economic conditions may not stabilize the U.S. banking system.

The recently enacted Emergency Economic Stabilization Act of 2008 ("EESA") authorizes the U.S. Department of the Treasury ("Treasury Department") to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a troubled asset relief program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled asset of financial institutions. Our Board of Directors is currently evaluating whether or not to participate in the CPP.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry. In addition, the FDIC has implemented two temporary programs to provide deposit insurance for the full amount of most non-interest bearing transaction accounts through the end of 2009 and to guarantee certain unsecured debt of financial institutions and their holding companies through June 2012. Financial institutions were allowed to opt out of these two programs. We opted out of the guarantee of unsecured debt. We are participating in the program that provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Under that program, we will pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. At December 31, 2008, we had $386,000 in such accounts in excess of $250,000.

Our deposit insurance premiums during the year ended December 31, 2008, were $147,000. Those premiums are expected to increase considerably in 2009 due to recent strains on the FDIC deposit insurance fund due to the cost of large bank failures and increase in the number of troubled banks. The current rates for FDIC assessments have ranged from 5 to 43 basis points, depending on the health of the insured institution. The FDIC has increased the assessment range to 12 to 50 basis points for the first quarter of 2009. For the remainder of 2009, it has proposed a range of 10 to 45 basis points for institutions that do not trigger risk factors for brokered deposits and unsecured debt and higher rates for those that do trigger those risk factors. The FDIC also proposed that it could increase assessment rates in the future without formal rulemaking.

The purpose of these legislative and regulatory actions is to stabilize the volatility in the U.S. banking system. EESA, TARP and the FDIC's recent regulatory initiatives may not have the desired effect. If the volatility in the market and the economy continue or worsen, our business, financial condition, results of operations, access to funds and the price of our stock could be materially and adversely impacted.

The recently enacted American Recovery and Reinvestment Act of 2009 (the "ARRA") is a broad based economic stimulus bill that contains a broad range of tax revisions and government spending to address the national economic decline. It does not contain any provisions specifically governing our operations.

Critical Accounting Policies

Certain of our accounting policies are important to the portrayal of our financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Estimates associated with these policies are susceptible to material changes as a result of changes in facts and circumstances. Facts and circumstances which could affect these judgments include, but are not limited to, changes in interest rates, changes in the performance of the economy and changes in the financial condition of borrowers. Management believes that its critical accounting policies include determining the allowance for loan losses, accounting for mortgage servicing rights and accounting for deferred income taxes. Our accounting policies are discussed in detail in Note 1 of the Notes to Consolidated Financial Statements included in this prospectus.

Allowance for Loan Loss. The allowance for loan losses is the amount estimated by management as necessary to cover losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least quarterly and establishes the provision for loan losses based upon an evaluation of the portfolio, past loss experience, current economic conditions and other factors related to the collectibility of the loan portfolio. To strengthen our loan review and classification process, which was part of an OTS supervisory directive that was terminated in August 2007, we engaged an independent consultant to review our classified commercial loans and a sampling of our non-classified commercial loans. We also enhanced our credit administration policies and procedures to improve our updated data on commercial borrowers. This change did not greatly impact the determination of our allowance for loan losses, as we did not experience any unusual losses on classified loans relative to non-classified loans. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, our regulators, as an integral part of their examination process, periodically reviews our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings.

Mortgage Servicing Rights. We record mortgage servicing rights on loans sold to Fannie Mae with servicing retained. The Bank stratifies its capitalized mortgage servicing rights based on the type, term and interest rates of the underlying loans. Impairment is recognized through a valuation allowance for each impaired stratum. Management assesses impairment by comparing the amortized cost basis to the estimated fair value to determine if its rights are impaired. Any impairment would be required to be recorded during the period identified. Our mortgage servicing rights totaled $863,000 as of December 31, 2008. If our mortgage servicing rights were determined to be impaired, our financial results would be impacted.

Other Real Estate Owned. Other real estate owned represents real estate which the Bank has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned is recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the property's new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan and lease losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Subsequent valuation adjustments are recognized within net (loss) gain on other real estate owned. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in other non-interest expense in the consolidated statements of income.

In some instances, the Bank may make loans to facilitate the sales of other real estate owned. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established by SFAS No. 66, *Accounting for Sales of Real Estate.* Any gains related to sales of other real estate owned may be deferred until the buyer has a sufficient initial and continuing investment in the property.

Income Taxes. Income taxes are reflected in our financial statements to show the tax effects of the operations and transactions reported in the financial statements and consist of taxes currently payable plus deferred taxes. SFAS No. 109, "Accounting for Income Taxes," requires the asset and liability approach for financial accounting and reporting for deferred income taxes. Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities. They are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled and are determined using the assets and liability method of accounting. The deferred income provision represents the difference between net deferred tax asset/liability at the beginning and end of the reported period. In formulating our deferred tax asset, we are required to estimate our income and taxes in the jurisdiction in which we operate. This process involves estimating our actual current tax exposure for the reported period together with assessing temporary differences resulting from differing treatment of items, such as depreciation and the provision for loan losses, for tax and financial reporting purposes.

Business and Operating Strategy and Goals

Our primary objective is to continue to grow Sound Community Bank as a well-capitalized, profitable, independent, community-oriented financial institution serving customers in our primary market areas. Our strategy is simply to provide innovative products and superior service to both individuals and small businesses in our primary market areas, which we currently provide through our five convenient full service banking centers located in the heart of downtown Seattle, Lakewood, Mountlake Terrace, Sequim and Tukwila, Washington. We support these banking centers with 24/7 access to on-line banking and participation in a world wide ATM network. Our basic operating strategy and goals are listed below.

Grow our franchise and meet competition in our market through our excellent customer service at our existing and new branch banking centers. We operate with a service-oriented approach to banking by meeting our customers' needs and emphasizing the delivery of a consistent and high-quality level of professional service. The proceeds of our recently completed offering allow us to originate loans for portfolio and provide services consistent with the needs of customers in our market areas. We have adopted a leverage strategy to utilize long-term Federal Home Loan Bank advances to fund asset and loan growth. We continue to expand our business by cross-selling our loan and deposit products and services to our customers and emphasizing our traditional strengths, which include residential mortgages, consumer loans, small business lending and core deposits. In addition, we will continue to sell a portion of our residential mortgage portfolio to Fannie Mae on a servicing retained basis. We may also seek opportunities to sell loans we originate that are not saleable to Fannie Mae, generally including land loans, jumbo mortgage loans and manufactured home loans, but will only sell those loans if we can do so on a servicing retained basis. This allows us to maintain our customer relationship while also having the funds from the sale of the loans available to make additional mortgage loans. Our attention to client service and competitive rates allow us to attract and retain deposit and loan customers. We expect to expand our banking operations with a new banking office in each of 2009 and 2010. Our next branch will be located in Port Angeles, Washington.

Emphasizing lower cost core deposits to reduce the funding costs of our loan growth. We offer personal and business checking accounts, NOW accounts and savings and money market accounts, which generally are lower-cost sources of funds than certificates of deposits, and are less sensitive to withdrawal when interest rates fluctuate. In order to build our core deposit base, we are pursuing a number of strategies. First, we continue to provide sales promotions on savings and checking accounts to encourage the growth of these types of deposits. Second, we require all commercial loan customers to maintain a deposit relationship with us, generally a business checking account relationship to the extent practicable, for the term of their loans. Finally, we have made, and will continue to make, available preferential loan and time deposit pricing to customers who maintain a qualifying relationships at the bank.

Growing and diversifying our loan portfolio by emphasizing the origination of one- to four-family residential mortgage, home equity, commercial real estate, commercial business, and consumer loans. Our infrastructure, personnel and fixed operating base can support a substantially larger asset base. . Our strategy for increasing net income includes increasing our loan originations, particularly with higher yielding commercial, construction and development, and consumer loans. Our business plan emphasizes the origination of loans secured by residential real estate and loans for business purposes, including commercial real estate loans. Our increased capital level resulting from the offering will enable us to make larger commercial real estate and business loans to meet the demand for these loan products in our primary market area. Commercial real estate loans and commercial business loans generally are originated with higher interest rates compared to one- to four-family residential mortgage loans and, therefore, have a positive effect on our net interest rate spread and net interest income. In addition, most of these loans are originated with adjustable interest rates, which assist us in managing interest rate risk.

Maintaining high asset quality. We have work to improve asset quality in recent years, through managing credit risk, however recent economic conditions have contributed to an increase in nonperforming assets. However, our percentage of non-performing assets to total assets increased to 1.01% at December 31, 2008 from 0.54% at December 31, 2007. The increase in 2008 is the result of two foreclosed single family residences, neither of which appears to pose the risk of a material loss to the bank. We introduce new loan products when we are confident that our staff has the necessary expertise and that sound underwriting and collection procedures are in place. We also underwrite all of our commercial loans centrally to ensure uniformity and consistency in underwriting decisions.

Leveraging our capital. We plan to improve our overall efficiency and profitability by leveraging our increased capital base resulting from the offering by increasing our borrowing capacity at the Federal Home Loan Bank of Seattle. We also will access alternative funding sources, including lower cost deposits and loan sales.

Improve earnings. Through product selection and pricing and lower cost funds, we will seek to optimize our interest rate margin while managing our interest rate risk. We will seek new sources of non-interest income by emphasizing selective products and services that provide diversification of revenue sources, including fees and servicing income. We also will strive to control operating expenses while continuing to provide superior personal service to our customers. In 2008, earnings were lower as the result of lower than expected net interest income due to reductions in the overall interest rate environment. In addition, operating expenses were higher than in 2007 as a result of additional staffing in our commercial lending division. Finally, our provision for loan losses was significantly higher in 2008 than in 2007, reflecting the deterioration of the economy both nationally and in the markets where we do business.

Comparison of Financial Condition at December 31, 2008 and December 31, 2007

General. Total assets increased by $56.5 million, or 23.9%, to $293.5 million at December 31, 2008 from $237.0 million at December 31, 2007. The increase was primarily the result of a $43.6 million, or 19.7%, increase in our loan portfolio, including loans held for sale, from $221.1 million at

December 31, 2007, to $264.7 million at December 31, 2008. The increase also was the result of an $8.4 million increase in cash, cash equivalents and securities during 2008. This increase in total assets was funded primarily by the $10.9 million capital infusion from our stock offering, a $26.6 million increase in net Federal Home Loan Bank advances and a $19.8 million increase in deposits during 2008.

Loans. Our loan portfolio, including loans held for sale, increased $43.6 million, or 19.7%, from $221.1 million at December 31, 2007 to $264.7 million at December 31, 2008. This increase in our loan portfolio consisted primarily of a $21.4 million (78.3%) increase in commercial real estate loans, a $9.2 million (20.2%) increase in home equity loans, a $11.3 million (14.3%) increase in residential mortgage loans, including loans held for sale, and a $6.9 million (63.6%) increase in commercial business loans, which was offset by a $5.7 million (12.3%) decrease in consumer loans. The decrease in consumer loans was a result of decreased demand for consumer based products such as autos and boats as well as the Bank's emphasis on limiting our exposure to borrowers with below average credit score. The increases in our commercial real estate and commercial business loan portfolios are consistent with our decision to increase commercial lending (particularly commercial real estate lending). The increase in our residential loan portfolio is primarily the result of the lower interest rate environment, which has led to an increase in refinance transactions. Recently, housing inventories have increased resulting in a longer marketing time and, therefore, fewer purchase transactions; however, prices in the four-county area we serve have not deteriorated significantly. As a result of the increase in residential loan originations, loans held for sale increased $134,000, or 16.2%, from $822,000 at December 31, 2007, to $956,000 at December 31, 2008.

Allowance for Loan Losses. The allowance for loan losses is maintained to cover losses that are probable and can be estimated on the date of the evaluation in accordance with generally accepted accounting principles in the United States. It is our estimate of probable incurred credit losses in our loan portfolio.

Our methodology for analyzing the allowance for loan losses consists of specific and general components. We stratify the loan portfolio into homogeneous groups of loans that possess similar loss-potential characteristics and apply an appropriate loss ratio to the homogeneous pools of loans to estimate the incurred losses in the loan portfolio. The amount of loan losses incurred in our consumer portfolio is estimated by using historical loss ratios for major loan collateral types adjusted for current factors. The historical loss experience is generally defined as an average percentage of net loan losses to loans outstanding. A separate valuation of known losses for individual classified large-balance, non-homogeneous loans is also conducted in accordance with Statement of Financial Accounting Standards ("SFAS") No. 114. The allowance for loan losses on individually analyzed loans includes commercial business loans and one- to four-family and commercial real estate loans, where management has concerns about the borrower's ability to repay. Loss estimates include the difference between the current fair value of the collateral and the loan amount due.

Our allowance for loan losses at December 31, 2008 was $1.3 million or 0.49% of net loans receivable, compared to $828,000 or 0.37% of net loans receivable at December 31, 2007. The increase in the allowance for loan losses was due primarily to net charge-offs of non-performing loans of $632,000, offset by a provision for loan losses of $1.1 million during the year ended December 31, 2008. The increase to our provision was made as a result of increases in our commercial and home equity loan portfolios and an evaluation of prevailing housing and other market conditions and non-performing loans, a slowdown in the local residential housing market and increases in our commercial loan portfolios. Non-performing loans increased from $418,000 at December 31, 2007 to $1.3 million at December 31, 2008, primarily as a result of deteriorating market conditions in the areas where were do business. Specifically, housing prices in the Puget Sound and Clallam County have declined substantially in 2008. Non-performing loans to total loans increased from 0.19% at December 31, 2007 to 0.47% at December 31, 2008. Our loan portfolio includes a small quantity of Alt-A, low-doc and stated income loans. We believe, however, that our conservative underwriting policies and procedures have resulted in good asset quality. To date, we have not experienced any significant delinquencies on these types of loans.

Cash and Securities. Cash and cash equivalents decreased by 497,000, or 8.1%, to $5.6 million at December 31, 2008. Our securities portfolio consists of mortgage-backed securities, all of which are designated as available-for-sale. The securities portfolio increased to $8.9 million at December 31, 2008 from $71,000 at December 31, 2007. This significant increase reflects our purchase of non-agency mortgage-backed securities, which were purchased at a discount to face value with funds received from our initial stock offering. These non-agency mortgage-backed securities present a level of credit risk that does not exist currently with agency backed securities which are guaranteed by the United States government. As of December 31, 2008, the unrealized loss on these non-agency mortgage backed securities was approximately $1.2 million. In order to monitor this risk, management receives a credit surveillance report which considers various factors for each security including original credit scores, loan to value, geography, delinquency and loss history. The report also evaluates the underlying loans within the security to project future losses based on various home price depreciation scenarios over a three year horizon. Based on this analysis, management does not expect to incur any principal loss on any of these investments as of December 31, 2008.

Deposits. Total deposits increased by $19.8 million, or 9.8%, to $222.6 million at December 31, 2008 from $202.8 million at December 31, 2007. During 2008, time deposits increased $18.4 million and money market accounts increased $12.0 million and savings accounts increased $826,000, while demand deposits and interest-bearing checking accounts decreased $11.4 million. Total demand deposits as of December 31, 2007 included $10.8 million deposited by investors in connection with our stock offering, which was not closed until January 2008. These funds were held in a checking account and were subsequently used to purchase stock on the closing date. These deposits artificially increased demand deposits as of December 31, 2007. Exclusive of the deposits made by investors for the purchase of shares in Sound Financial, Inc., demand deposits and interest-bearing checking accounts decreased by $800,000. The increase in time deposits, savings and money market accounts reflect a bank-wide emphasis to bring additional deposits to the bank.

Borrowings. Federal Home Loan Bank advances increased $26.6 million, or 167.3%, to $42.4 million at December 31, 2008 from $15.9 million at December 31, 2007. These additional advances were a combination of $15.0 million in long-term advances and $12.0 million in overnight advances, net of repayments of an amortizing advance totaling $600,000. We continue to rely on Federal Home Loan Bank advances to fund interest earning asset growth when deposit growth is insufficient to fund such growth. This reliance on borrowings, rather than deposits, generally increases our overall cost of funds, however in the current rate environment, the weighted average cost of new borrowings as of December 31, 2008 was 1.66%, while our weighted average cost of deposits was 3.04% at that date.

Equity. Total equity increased $10.2 million, or 64.3%, to $26.1 million at December 31, 2008 from $15.9 million at December 31, 2007, primarily as a result of the $10.8 million capital infusion from our stock offering (net of the related ESOP loan), a reduction in other comprehensive gain (loss) of ($796,000), dividends paid of $159,000 and net earnings of $262,000 in 2008.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents for the periods indicated the total dollar amount of interest income from average interest earning assets and the resultant yields, as well as the interest expense on average interest bearing liabilities, expressed both in dollars and rates. Income and yields on tax-exempt obligations have not been computed on a tax equivalent basis. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.

	Year ended December 31,								
	2008			2007			2006		
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
				(Dollars in thousands)					
Interest-Earning Assets:									
Loans receivable(1)	$247,058	$16,436	6.65%	$216,076	$14,911	6.90%	$197,535	$13,534	6.85%
Mortgage-backed securities(2)	6,664	510	7.85	118	11	9.32	197	(24)	(12.16)
Other	1,796	13	0.74	1,432	37	2.58	1,579	131	8.29
Total interest-earning assets(1)	255,518	16,959	6.64	217,626	14,959	6.87	199,311	13,641	6.84
Interest-Bearing Liabilities:									
Savings and Money Markets	54,042	1,100	2.04	56,512	1,642	2.91	68,267	2,077	3.04
Demand and NOW accounts	36,688	294	0.80	32,727	288	0.88	24,928	29	0.12
Certificate accounts	111,741	5,046	4.52	96,648	4,649	4.81	79,747	3,335	4.18
Borrowings	38,474	1,273	3.31	26,511	1,346	5.08	19,824	945	4.77
Total interest-bearing liabilities	240,945	7,713	3.20	212,398	7,925	3.73	192,766	6,386	3.31
Net interest income		$9,246			$ 7,034			$ 7,255	
Net interest rate spread			3.34 %			3.14%			3.53%
Net earning assets	$14,573			$ 5,228			$ 6,545		
Net interest margin			3.62%			3.23%			3.64%
Average interest-earning assets to average interest-bearing liabilities		106.05%			102.46%		103.40%		

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

(2) The negative yields during 2006 are the result of the acceleration of the amortization of premiums caused by significant prepayments during the periods.

Rate/Volume Analysis

The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and that due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

	Year ended December 31, 2008 vs. 2007			Year ended December 31, 2007 vs. 2006		
	Increase (decrease) due to		Total increase	Increase (decrease) due to		Total increase
	Volume	Rate	(decrease)	Volume	Rate	(decrease)
			(In thousands)			
Interest-earning assets:						
Loans receivable	$ 1,593	$ (68)	$ 1,525	$1,274	$103	$1,377
Mortgage-backed securities	520	(21)	499	(5)	40	35
Other	2	(26)	(24)	(4)	(90)	(94)
Total interest-earning assets	$2,115	$ (115)	$ 2,000	$1,265	$ 53	$1,318
Interest-bearing liabilities:						
Savings and Money Market	$ (50)	$ (492)	$ (542)	$(354)	$ (81)	$ (435)
Demand and NOW accounts	7	(1)	6	40	219	259
Certificate accounts	422	(25)	397	758	556	1,314
Borrowings	150	(223)	(73)	329	72	401
Total interest-bearing liabilities	$ 529	$ (741)	(212)	$774	$765	1,539
Net interest income (loss)			$ 2,212			$ (221)

Comparison of Results of Operation for the Year Ended December 31, 2008 and 2007

General. Net income decreased $57,000 to $262,000 for the year ended December 31, 2008 compared to $319,000 for the year ended December 31, 2007. The primary reasons for this decrease were the $860,000 increase in the provision for loan losses and a $1.5 million increase in non-interest expense, including a $200,000 contribution to the Sound Community Foundation, which were partially offset by a $2.2 million increase in net interest income and a $60,000 increase in non-interest income compared to the year ended December 31, 2007.

Interest Income. The increase was primarily the result of the increased volume of loans originated and purchased in 2008, notwithstanding the decrease in the prime interest rate and the 1-year Treasury bill rate, which we use to set and adjust loan rates for certain variable rate loans. We anticipate our weighted average yield on loans will improve as we continue to emphasize higher yielding commercial real estate and business loans. However, this improvement will also depend on the movement of the prime interest rate and overall market rates

Interest income increased by $2.0 million, or 13.4%, to $17.0 million for the year ended December 31, 2008, from $15.0 million for the year ended December 31, 2007. The increase in interest income for the period reflects the increased amount of loans and securities outstanding during the 2008 period. The weighted average yield on loans decreased from 6.90% for the year ended December 31, 2007, to 6.65% for the year ended December 31, 2008 due to reductions in market interest rates.

Interest Expense. Interest expense decreased $211,000, or 2.7%, to $7.7 million for the year ended December 31, 2008, from $7.9 million for the year ended December 31, 2007.

The decrease in interest expense for the 2008 period reflects lower interest rates paid on new and renewed certificates of deposit in the current interest rate environment as well as decreased borrowing costs on our Federal Home Loan Bank advances. Our weighted average cost of interest-bearing liabilities was 3.20% for the year ended December 31, 2008, compared to 3.73% for the same period in 2007.

For the year ended December 31, 2008, interest paid on deposits decreased by $138,000, as compared to the year ended December 31, 2007 in spite of a $17.6 million dollar increase in average balances. The increase in balances was offset by a lower weighted average cost of deposits for the year ended December 31, 2008 of 3.17% compared to 3.54% for the year ended December 31, 2007.

For the year ended December 31, 2008, interest expense on Federal Home Loan Bank advances decreased $73,000, or 5.4%, to $1,273,000 from $1,346,000 for the year ended December 31, 2007. The decrease resulted from a lower cost of Federal Home Loan Bank advances from a weighted average cost of 3.31% for the year ended December 31, 2007, to a weighted average cost of 5.08% for the year ended December 31, 2008.

Net Interest Income. Net interest income increased $2.2 million, or 31.4%, to $9.2 million for the year ended December 31, 2008, from $7.0 million for the year ended December 31, 2007. The increase in net interest income for the year ended December 31, 2008 primarily resulted from increased income from investments purchased in 2008, the increased volume in loans and lower cost of funds for the period. Our net interest margin was 3.62% for the year ended December 31, 2008, compared to 3.24% for the year ended December 31, 2007.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to earnings, at a level required to reflect management's best estimate of the probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect borrowers' ability to repay, estimated value of any underlying collateral, peer group data, prevailing economic conditions, and current factors. Large groups of smaller balance homogeneous loans, such as residential real estate, small commercial real estate, home equity and consumer loans, are evaluated in the aggregate using historical loss factors adjusted for current economic conditions and other relevant data. Loans for which management has concerns about the borrowers' ability to repay, are evaluated individually, and specific loss allocations are provided for these loans when necessary.

A provision of $1.1 million was made during the year ended December 31, 2008, compared to provision of $250,000 during the year ended December 31, 2007. The higher provision was primarily attributable to increases in net charge-offs, increases in our commercial loan portfolio, an increase in our overall loan portfolio and the overriding market conditions nationally and in the areas where we do business.

At December 31, 2008, the annualized percentage of net charge-offs to average loans increased 15 basis points to 0.26% from 0.11% at December 31, 2007. The percentage of non-performing loans to total loans increased from 0.19% at December 31, 2007 to 0.47% at December 31, 2008. See Item 1 – Business – Lending Activities -- Non-performing Assets in this Form 10-K.

Noninterest Income. Noninterest income increased $60,000, or 2.8%, to $2.2 million for the year ended December 31, 2008, from $2.1 million for the year ended December 31, 2007. The primary reason for this increase was an increase in service charges and fee income of $180,000 as a result of higher checking account service charge revenue, a $19,000 increase in mortgage servicing income and a $154,000 gain on the mandatory redemption of our Class B shares in Visa, Inc (see below), which was partially offset by a $296,000 increase in the loss on sale of loans and repossessed assets for the year ended December 31, 2008, compared to the same period in 2007.

The $154,000 gain on the sale on investments resulted from the mandatory redemption of a portion of our Class B Visa, Inc. shares as part of Visa's initial public offering. The Bank obtained its Visa shares, because it was a long-time Visa member, prior to the sale of its credit card portfolio in 2007. We continue to own 5,699 shares of Visa Class B shares that are convertible into Class A shares. Each Class B share currently is convertible into 0.71429 Class A shares, which are traded on the New York Stock Exchange. The amount of Class A shares the Bank could realize upon conversion of its Class B shares are expected to change as VISA issues additional Class A shares to fund the escrow account to cover the remaining amount of the Discover settlement. The Class B shares carry a three-year lock-up provision and may not be converted or redeemed during that period. If those shares could be converted as of December 31, 2008, they would have a market value of approximately $298,000

Noninterest Expense. Noninterest expense increased $1.5 million, or 17.4%, to $10.0 million for the year ended December 31, 2008, compared to $8.5 million for the year ended December 31, 2007. The increase in the 2008 period was primarily the result of an increase in salaries and benefits of $903,000 as the result of adding additional staff to our commercial banking division and the hiring of our new Senior Vice President - Retail Banking, as well as expense related to our employee stock ownership plan. Operations expenses increased $903,000, or 38.6%, to $3.2 million for the year ended December 31, 2008, from $2.3 million for the year ended December 31, 2007. The increase in operations expense was the results of higher legal, audit and printing fees resulting from being a public company and the special meeting for the approval of the 2008 Equity Incentive Plan. Also, the bank paid higher FDIC insurance premiums in 2008 compared to 2007. These increases were offset by a $341,000 decrease in data processing expenses resulting from streamlining certain data processing functions.

The increase in the 2008 period was also the result of our $200,000 charitable contribution to Sound Community Foundation (a non-stock Washington corporation we founded in connection with our stock offering).

Income Tax Expense. For the year ended December 31, 2008, we incurred income tax expense of $45,000 on our pre-tax income as compared to income tax expense of $62,000 for the year ended December 31, 2007. The effective tax rates for December 31, 2008 and December 31, 2007 were 14.7% and 16.3%, respectively.

Liquidity

Liquidity management is both a daily and long-term function of the management of the Company and the Bank. Excess liquidity is generally invested in short-term investments, such as overnight deposits and federal funds. On a longer term basis, we maintain a strategy of investing in various lending products and investment securities, including mortgage-backed securities. The Bank uses its sources of funds primarily to meet its ongoing commitments, pay maturing deposits, fund deposit withdrawals and fund loan commitments.

We maintain cash and investments that qualify as liquid assets to maintain adequate liquidity to ensure safe and sound operation and meet demands for funds (particularly withdrawals of deposits). At December 31, 2008, the Company had $14.5 million in cash and investment securities available for sale and $956,000 in loans held for sale generally available for its cash needs. We can also generate funds from borrowings, primarily Federal Home Loan Bank. At December 31, 2008, the Bank had the ability to borrow an additional $31.0 million in Federal Home Loan Bank advances.

As of December 31, 2008, our total borrowing capacity was $73.4 million with the Federal Home Loan Bank of Seattle, subject to certain requirements, with unused borrowing capacity of $31.0 million at that date. Our low level of liquid investment securities creates more reliance on our line of credit with the Federal Home Loan Bank of Seattle. In addition, we have historically sold all of our conforming mortgage loans in the secondary market to Fannie Mae in order to reduce interest rate risk and to create still another source of liquidity.

We use our sources of funds primarily to meet ongoing commitments, pay maturing deposits and fund withdrawals, and to fund loan commitments. At December 31, 2008, the approved outstanding loan commitments, including unused lines of credit, amounted to $41.9 million. Certificates of deposit scheduled to mature in one year or less at December 31, 2008, totaled $90.3 million. It is management's policy to manage deposit rates that are competitive with other local financial institutions. Based on this management strategy, we believe that a majority of maturing deposits will remain with the Bank.

Except as set forth above, management is not aware of any trends, events, or uncertainties that will have, or that are reasonably likely to have a material impact on liquidity, capital resources or operations. Further, management is not aware of any current recommendations by regulatory agencies which, if they were to be implemented, would have this effect.

Off-Balance Sheet Activities

In the normal course of operations, the Bank engages in a variety of financial transactions that are not recorded in our financial statements. These transactions involve varying degrees of off-balance sheet credit, interest rate and liquidity risks. These transactions are used primarily to manage customers' requests for funding and take the form of loan commitments and lines of credit. For the year ended December 31, 2008, we engaged in no off-balance sheet transactions likely to have a material effect on our financial condition, results of operations or cash flows.

A summary of our off-balance sheet commitments to extend credit at December 31, 2008, is as follows:

Off-balance sheet loan commitments:	
Commitments to make loans	$ 5,609
Undisbursed portion of loans closed	1,811
Unused lines of credit	32,129
Irrevocable letters of credit	2,283
Total loan commitments	$ 41,832

Capital

The Bank is subject to minimum capital requirements imposed by the OTS. Based on its capital levels at December 31, 2008, the Bank exceeded these requirements as of that date and continues to exceed them as of the date of this prospectus. Consistent with our goals to operate a sound and profitable organization, our policy is for the Bank to maintain a "well-capitalized" status under the capital categories of the OTS. Based on capital levels at December 31, 2008, the Bank was considered to be well-capitalized. Management monitors the capital levels of the Bank to provide for current and future business opportunities and to meet regulatory guidelines for "well-capitalized" institutions. The following table shows the capital ratios of the Bank at December 31, 2008.

	Actual		Minimum Capital Requirements		Minimum Required to Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Rate
			(Dollars in thousands)			
Core capital (to total adjusted assets)	$ 24,393	8.31%	$11,740	4.00%	$ 14,675	5.00%
Core capital (to risk-weighted assets)	$ 24,393	11.77%	$ 8,285	4.00%(1)	$ 12,427	6.00%
Risked-based capital (to risk-weighted assets)	$ 25,549	12.40%	$16,569	8.00%	$ 20,712	10.00%

(1) The Tier 1 risk-based capital requirement for a well-capitalized institution is 6% of risk-weighted assets. See "How We Are Regulated - Regulatory Capital Requirements."

Impact of Inflation

The effects of price changes and inflation can vary substantially for most financial institutions. While management believes that inflation affects the growth of total assets, it believes that it is difficult to assess the overall impact. Management believes this to be the case due to the fact that generally neither the timing nor the magnitude of the inflationary changes in the consumer price index ("CPI") coincides with changes in interest rates. The price of one or more of the components of the CPI may fluctuate considerably and thereby influence the overall CPI without having a corresponding affect on interest rates or upon the cost of those good and services normally purchased by the Bank. In years of high inflation and high interest rates, intermediate and long-term interest rates tend to increase, thereby adversely impacting the market values of investment securities, mortgage loans and other long-term fixed rate loans. In addition, higher short-term interest rates caused by inflation tend to increase the cost of funds. In other years, the opposite may occur.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Asset/Liability Management

Our Risk When Interest Rates Change. The rates of interest we earn on assets and pay on liabilities generally are established contractually for a period of time. Market rates change over time. Like other financial institutions, our results of operations are impacted by changes in interest rates and the interest rate sensitivity of our assets and liabilities. The risk associated with changes in interest rates and our ability to adapt to these changes is known as interest rate risk and is our most significant market risk.

How We Measure Our Risk of Interest Rate Changes. As part of our attempt to manage our exposure to changes in interest rates and comply with applicable regulations, we monitor our interest rate risk. In doing so, we analyze and manage assets and liabilities based on their interest rates and payment streams, timing of maturities, repricing opportunities, and sensitivity to actual or potential changes in market interest rates.

The Bank is subject to interest rate risk to the extent that its interest-bearing liabilities, primarily deposits and Federal Home Loan Bank advances, reprice more rapidly or at different rates than its interest-earning assets. In order to minimize the potential for adverse effects of material prolonged increases or decreases in interest rates on our results of operations, we have adopted an asset and liability management policy. The board of directors sets the asset and liability policy for the Bank, which is implemented by the asset/liability committee.

The purpose of the asset/liability committee is to communicate, coordinate, and control asset/liability management consistent with our business plan and board-approved policies. The committee establishes and monitors the volume and mix of assets and funding sources, taking into account relative costs and spreads, interest rate sensitivity and liquidity needs. The objectives are to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals.

The committee generally meets monthly to, among other things, protect capital through earnings stability over the interest rate cycle; maintain our well-capitalized status; and provide a reasonable return on investment. The committee recommends appropriate strategy changes based on this review. The committee is responsible for reviewing and reporting the effects of the policy implementations and strategies to the board of directors at least quarterly. Senior managers oversee the process on a daily basis.

A key element of the Bank's asset/liability management plan is to protect net earnings by managing the maturity or repricing mismatch between its interest-earning assets and rate-sensitive liabilities. We seek to reduce exposure to earnings by extending funding maturities through the use of Federal Home Loan Bank advances, through the use of adjustable rate loans and through the sale of certain fixed rate loans in the secondary market.

As part of its efforts to monitor and manage interest rate risk, the Bank uses the net portfolio value ("NPV") methodology adopted by the OTS as part of its capital regulations. In essence, this approach calculates the difference between the present value of expected cash flows from assets and liabilities. Management and the board of directors review NPV measurements on a quarterly basis to determine whether the Bank's interest rate exposure is within the limits established by the board of directors.

The Bank's asset/liability management strategy dictates acceptable limits on the amounts of change in given changes in interest rates. For interest rate increases of 100, 200, and 300 basis points, our policy dictates that our NPV ratio should not fall below 7%, 7%, and 5%, respectively. As illustrated in the table below, we were in compliance with this aspect of our asset/liability management policy at December 31, 2008, except in the case of a 200 basis point increase in rates.

The table presented below, as of September 30, 2008 (the latest available information), is an internal analysis of our interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points as any further decline in rates is unlikely.

As illustrated in the tables below, the Bank would benefit from a decrease in market rates of interest. Our NPV would be negatively impacted by an increase in interest rates. An increase in rates would negatively impact our NPV as a result of deposit accounts and Federal Home Loan Bank borrowings repricing more rapidly than loans and securities due to the fixed rate nature of a large portion of our loan and security portfolios. As rates rise, the market value of fixed rate assets declines due to both the rate increases and slowing prepayments.

	September 30, 2008			
Change in Interest Rates in Basis Points	Net Portfolio Value			NPV Ratio %
	$ Amount	$ Change	% Change	
	(Dollars in thousands)			
300bp	$22,073	$-6,635	-23%	8.28%
200bp	24,486	-4,222	-15%	9.05%
100bp	26,653	-2,055	-7%	9.71%
0bp	28,708			10.31%
(100)bp	30,395	1,687	+6%	10.78%

In addition to monitoring selected measures of NPV, management also monitors effects on net interest income resulting from increases or decrease in rates. This process is used in conjunction with NPV measures to identify excessive interest rate risk. In managing our assets/liability mix, depending on the relationship between long and short term interest rates, market conditions and consumer preference, we may place somewhat greater emphasis on maximizing its net interest margin than on strictly matching the interest rate sensitivity of its assets and liabilities. Management also believes that the increased net income which may result from an acceptable mismatch in the actual maturity or repricing of its asset and liability portfolios can, during periods of declining or stable interest rates, provide sufficient returns to justify the increased exposure to sudden and unexpected increases in interest rates which may result from such a mismatch. Management believes that the Bank's level of interest rate risk is acceptable under this approach.

In evaluating the Bank's exposure to interest rate movements, certain shortcomings inherent in the method of analysis presented in the foregoing table must be considered. For example, although certain assets and liabilities may have similar maturities or repricing periods, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in interest rates. Additionally, certain assets, such as adjustable rate mortgages, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a significant change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed above. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. The Bank considers all of these factors in monitoring its exposure to interest rate risk.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Sound Financial, Inc.

We have audited the accompanying consolidated balance sheets of Sound Financial, Inc and Subsidiary (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity, comprehensive income, and cash flows for the two years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sound Financial, Inc and Subsidiary as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the two years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Moss Adams LLP

Everett, Washington
March 30, 2009

SOUND FINANCIAL, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS		
Cash and cash equivalents	$5,607,800	$ 6,104,963
Securities available-for-sale (AFS), at fair value	8,929,798	71,245
Federal Home Loan Bank (FHLB) stock, at cost	2,444,000	1,319,500
Loans held for sale	955,595	822,129
Loans	263,712,797	220,233,447
Less allowance for loan losses	(1,305,950)	(827,688)
Total loans	262,406,847	219,405,759
Accrued interest receivable	1,219,645	1,051,476
Premises and equipment, net	1,545,705	1,404,853
Bank-owned life insurance	6,195,055	4,035,412
Mortgage servicing rights	863,146	864,946
Other real estate owned	1,250,531	817,108
Other assets	2,079,177	1,068,008
Total assets	$293,497,299	$ 236,965,399
LIABILITIES		
Deposits		
Interest-bearing	$209,583,218	$ 189,501,253
Noninterest-bearing demand	13,176,999	13,289,946
Total deposits	222,760,217	202,791,199
FHLB advances	42,219,355	15,869,355
Accrued interest payable	259,757	210,518
Other liabilities	1,825,143	1,951,786
Advance payments from borrowers for taxes and insurance	330,319	254,213
Total liabilities	267,394,791	221,077,071
COMMITMENTS AND CONTINGENCIES (NOTE 15)		
STOCKHOLDERS' EQUITY		
Preferred stock, $0.01 par value, 1,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value, 24,000,000 shares authorized, 2,948,063 shares issued and 2,844,059 outstanding as of December 31, 2008, no shares issued and outstanding as of December 31, 2007	29,480	-
Additional paid-in capital	11,936,035	
Unearned shares - Employee Stock Ownership Plan ("ESOP")	(1,057,997)	-
Retained earnings	15,987,547	15,885,167
Accumulated other comprehensive (loss) income, net of tax	(792,557)	3,161
Total stockholders' equity	26,102,508	15,888,328
Total liabilities and stockholders' equity	$293,497,299	$236,965,399

See notes to consolidated financial statements.

SOUND FINANCIAL, INC. AND SUBSIDIARY
Consolidated Statements of Income

	YEARS ENDED DECEMBER 31,	
	2008	2007
INTEREST INCOME		
Loans, including fees	$ 16,435,721	$ 14,910,648
Interest and dividends on investments and cash equivalents	522,933	47,987
Total interest income	16,958,654	14,958,635
INTEREST EXPENSE		
Deposits	6,440,185	6,578,434
FHLB advances	1,273,281	1,346,127
Total interest expense	7,713,466	7,924,561
NET INTEREST INCOME	9,245,188	7,034,074
PROVISION FOR LOAN LOSSES	1,110,000	250,000
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	8,135,188	6,784,074
NONINTEREST INCOME		
Service charges and fee income	1,813,343	1,632,957
Earnings on cash surrender value of bank owned life insurance	159,643	156,831
Mortgage servicing income	333,834	314,765
Gain on sale of securities	153,633	-
Gain (loss) on sale of assets	(285,135)	10,949
Total noninterest income	2,175,318	2,115,502
NONINTEREST EXPENSE		
Salaries and benefits	4,991,553	4,088,474
Operations	3,239,755	2,389,294
Occupancy	1,004,751	932,324
Data processing	767,777	1,108,362
Total noninterest expense	10,003,836	8,518,453
INCOME BEFORE PROVISION FOR INCOME TAXES	306,670	381,122
PROVISION FOR INCOME TAXES	45,095	61,986
NET INCOME	$ 261,575	$ 319,136
Earnings per common share		
Basic	$ 0.09	N/A
Diluted	$ 0.09	N/A

N/A - Earnings per common share information is not applicable for the prior period. The Company did not complete their minority offering until January 8, 2008.

See notes to consolidated financial statements

SOUND FINANCIAL, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity

	Common Stock		Additional Paid-in Capital	Unearned Shares Issued to ESOP	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income Loss
	Shares	Amount						
BALANCE, December 31, 2006		$ -	-	-	$15,566,031	$ 3,044	$ 15,569,075	$ 2,259,328
Net income					319,136		319,136	319,136
Unrealized gain on available-for-sale securities, net of tax					-	117	117	117
BALANCE, December 31, 2007		$ -	$ -	$ -	$15,885,167	$ 3,161	$ 15,888,328	$ 319,253
Net income					261,575		261,575	261,575
Common Stock Issued	2,948,063	29,480	11,918,078	(1,155,600)			10,791,958	
ESOP Shares committed to be released			17,957	97,603			115,560	
Dividends					(159,195)		(159,195)	
Unrealized gain on available-for-sale securities, net of tax						(795,718)	(795,718)	(795,718)
BALANCE, December 31, 2008	2,948,063	$ 29,480	$11,936,035	$(1,057,997)	$15,987,547	$ (792,557)	$ 26,102,508	$ (534,143)

See notes to consolidated financial statements.

SOUND FINANCIAL, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows

	YEAR ENDED DECEMBER 31, 2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 261,575	$ 319,136
Adjustments to reconcile net income to net cash from operating activities		
Amortization of net (premium) discount on investments	(90,047)	3,544
Provision for loan losses	1,110,000	250,000
Depreciation and amortization	404,382	331,551
Additions to mortgage servicing rights	(339,808)	(247,481)
Amortization of mortgage servicing rights	341,608	250,097
Increase in cash surrender value of bank owned life insurance	(159,643)	(156,831)
Deferred income tax	(286,000)	(93,000)
Proceeds from sale of loans	31,552,290	25,643,933
Originations of loans held for sale	(31,701,551)	(22,728,821)
Loss on sale of other real estate owned	100,659	-
Loss on sale of repossessed assets	168,681	-
(Gain) loss on sale of loans	15,795	(10,949)
(Decrease) increase in operating assets and liabilities		
Change in accrued interest receivable	(168,169)	(156,094)
Change in other assets	94,961	58,355
Change in accrued interest payable	49,239	88,957
Change in other liabilities	(541,644)	234,235
Net cash from operating activities	812,328	3,786,632
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from maturities of AFS investments	678,817	94,897
Purchase of AFS investments	(10,648,170)	-
Purchase of bank owned life insurance	(2,000,000)	(600,000)
Purchase of FHLB Stock	(1,124,500)	-
Net increase in loans	(47,912,610)	(18,079,776)
Improvements to OREO	(159,966)	-
Proceeds from sale of OREO	3,258,725	-
Purchases of premises and equipment	(545,234)	(406,205)
Net cash from investing activities	(58,452,938)	(18,991,084)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net increase in deposits	19,969,018	21,823,205
Proceeds from FHLB advances	16,950,000	
Repayment of FHLB advances	(600,000)	(6,160,000)
Net proceeds from stock issuance	10,809,915	-
Cash dividends paid	(159,195)	-
ESOP Shares released	97,603	-
Net change in advances from borrowers for taxes and insurance	76,106	(3,096)
Net cash from financing activities	57,143,447	15,660,109
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(497,163)	455,657
CASH AND CASH EQUIVALENTS, beginning of period	6,104,963	5,649,306
CASH AND CASH EQUIVALENTS, end of period	$ 5,607,800	$ 6,104,963
SUPPLEMENTAL CASH FLOW INFORMATION		
Cash paid for income taxes	$ 315,000	$ 120,000
Interest paid on deposits and FHLB advances	$ 7,664,227	$ 5,770,819
Transfer to other real estate owned	$ 3,632,841	$ 817,108

See notes to consolidated financial statements.

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and principles of consolidation - Sound Financial, Inc. ("Sound Financial" or the "Company") was incorporated under federal law on January 8, 2008, to hold all of the stock of Sound Community Bank (sometimes referred to herein as the "Bank"). Sound Financial is a savings and loan holding company and is subject to regulation by the Office of Thrift Supervision. On an unconsolidated basis, Sound Financial's assets consist of all of the outstanding shares of common stock of Sound Community Bank, $2.4 million in cash and a loan to the Sound Financial employee stock ownership plan. Sound Financial has no significant liabilities.

Sound Financial sold 1,297,148 shares of common stock to investors at $10.00 per share in a subscription offering, which closed on January 8, 2008. Those shares constitute 44% of the outstanding shares of common stock of Sound Financial. In connection with the closing of the offering, Sound Financial also issued 29,480 shares of common stock to Sound Community Foundation, a charitable foundation created by Sound Community Bank in connection with the mutual holding company reorganization and subscription offering. The remaining 1,621,435 shares of common stock of Sound Financial outstanding were issued in accordance with federal law to Sound Community MHC, a federal mutual holding company ("MHC").

Sound Financial raised $12,971,480 in its public offering and after paying $1,005,000 in offering expenses, it contributed $8,000,000 to the bank, lent $1,155,600 to fund its employee stock ownership plan's purchase of shares in the offering and retained the remaining $2,792,000 for working capital. Capital raising costs were deferred and deducted from the proceeds of the shares sold in the offering.

Sound Community Bank is a federal mutual savings association holding a corporate charter under Section 5 of the Federal Home Owners' Loan Act. The consolidated financial statements include the accounts of Sound Community Bank and its wholly owned subsidiary, ORCA General, Inc. (collectively, the Bank). ORCA General, Inc. originates mortgages that are purchased by the Bank for later sale on the secondary market or for retention in the Bank's portfolio. Material intercompany balances have been eliminated in consolidation. The subsidiary has been inactive since December 31, 2003. On May 19, 2003, the Bank, formerly known as Credit Union of the Pacific, a state-chartered credit union organized under the Washington Credit Union Act, consummated its charter conversion to a federal mutual savings association.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, mortgage servicing rights and other real estate owned.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Cash - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks. Cash equivalents have an original maturity of three months or less and may exceed federally insured limits.

Securities available-for-sale - Securities available-for-sale consist of debt securities that the Bank has the intent and ability to hold for an indefinite period, but not necessarily to maturity. Such securities may be sold to implement the Bank's asset/liability management strategies and in response to changes in interest rates and similar factors. Securities available-for-sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in a separate component of equity entitled "accumulated other comprehensive income (loss)." Realized gains and losses on securities available-for-sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized as adjustments to interest income.

Purchase premiums and discounts are recognized in interest income using the interest method over the period to maturity. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Declines in the fair value of available-for-sale securities below their cost that are deemed to be other-than-temporary are reflected in earnings as realized losses. Management periodically evaluates securities for other-than-temporary impairment. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for the period of time sufficient to allow for any anticipated recovery in fair value.

Loans - The Bank grants mortgage, commercial, and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Puget Sound region and in Clallam County of Washington State. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on origination of loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method amortized over the contractual life of the loan.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well secured and in process of collection. Loans are typically charged off no later than 120 days past due. Past due status is based on contractual terms of the loan. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all of the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses - The allowance for loan losses is maintained at a level sufficient to provide for probable credit losses based upon evaluating known and inherent risks in the loan portfolio. The allowance is provided based upon management's continuing analysis of the pertinent factors underlying the quality of the loan portfolio. These factors include changes in the size and composition of the loan portfolio, delinquency levels, actual loan loss experience, current economic conditions, and detailed analysis of individual loans for which full collectibility may not be assured. The detailed analysis includes techniques to estimate the fair value of loan collateral and the existence of potential alternative sources of repayment. The allowance consists of specific, general, and unallocated components. The specific component relates to loans that are classified as doubtful, substandard, or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan. The general component covers nonclassified loans and is based upon historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

The appropriateness of the allowance for loan losses is estimated based upon those factors and trends identified by management at the time consolidated financial statements are prepared. When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; the Bank has no recourse to the borrower, or if it does, the borrower has insufficient assets to pay the debt; the estimated fair value of the loan collateral is significantly below the current loan balance, and there is little or no near-term prospect for improvement.

A loan is considered impaired when it is probable that the Bank will be unable to collect all amounts (principal and interest) due according to the contractual terms of the loan agreement. Smaller balance homogeneous loans, such as residential mortgage loans and consumer loans, are collectively evaluated for probable and reasonably estimated loss. When a loan has been identified as being impaired, the amount of the impairment is measured by using discounted cash flows, except when, as a practical expedient, the current fair value of the collateral, reduced by costs to sell, is used. When the measurement of the impaired loan is less than the recorded investment in the loan (including accrued interest), impairment is recognized by creating or adjusting an allocation of the allowance for loan losses.

The provision for loan losses is charged against income and is added to the allowance for loan losses based on quarterly assessments of the loan portfolio. The allowance for loan losses is allocated to certain loan categories based on the relative risk characteristics, asset classifications, and actual loss experience of the loan portfolio. Although management has allocated the allowance for loan losses to various loan portfolio segments, the allowance is general in nature and is available to the loan portfolio in its entirety.

The ultimate recovery of all loans is susceptible to future market factors beyond the Bank's control. These factors may result in losses or recoveries differing significantly from those provided in the consolidated financial statements. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for credit losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Transfers of financial assets - Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loans held-for-sale - To mitigate interest rate sensitivity, from time to time, certain fixed rate loans are identified as held-for-sale in the secondary market. Accordingly, such loans are classified as held-for-sale in the consolidated balance sheets and are carried at the lower of aggregate cost or estimated market value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Mortgage loans held-for-sale are generally sold with the mortgage servicing rights retained by the Bank. Gains or losses on sales of loans are recognized based on the difference between the selling price and the carrying value of the related loans sold based on the specific identification method.

Mortgage servicing rights - The Bank generally retains the right to service mortgage loans sold to others. The cost allocated to the mortgage servicing rights retained has been recognized as a separate asset and is being amortized in proportion to, and over the period of, estimated net servicing income.

Mortgage servicing rights are periodically evaluated for impairment based upon the fair value of those rights. Fair values are estimated using discounted cash flows based upon current market rates of interest and current expected future prepayment rates. For purposes of measuring impairment, the rights must be stratified by one or more predominant risk characteristics of the underlying loans. The Bank stratifies its capitalized mortgage servicing rights based on the type, term, and interest rate of the underlying loans. The amount of impairment recognized is the amount, if any, by which the amortized cost of the rights for each stratum exceeds their fair value.

Premises and equipment - Leasehold improvements and furniture and equipment are carried at cost, less accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets, which range from 1 to 10 years. The cost of leasehold improvements is amortized using the straight-line method over the terms of the related leases.

Cash surrender value of bank owned life insurance - The carrying amount of bank owned life insurance approximates its fair value, and is estimated using the cash surrender value, net of any surrender charges.

Restricted Equity Securities - Restricted equity securities were $2.4 million and $1.4 million at December 31, 2008 and 2007, respectively. Federal Home Loan Bank of Seattle ("FHLB") stock amounted to $2.4 million and $1.4 million of the total restricted securities as of December 31, 2008 and 2007, respectively. FHLB stock represents the Bank's investment in the FHLB of Seattle stock and is carried at par value, which reasonably approximates its fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At December 31, 2008, the Bank's minimum required investment in FHLB stock was $1.5 million. The Bank may request redemption at par value of any stock in excess of the minimum required investment. Stock redemptions are at the discretion of the FHLB.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Other Real Estate Owned and Foreclosed Assets - Other real estate owned represents real estate which the Bank has taken control of in partial or full satisfaction of loans. At the time of foreclosure, other real estate owned and foreclosed assets are recorded at the lower of the carrying amount of the loan or fair value less costs to sell, which becomes the new basis. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan and lease losses. After foreclosure, management periodically performs valuations such that the property is carried at the lower of its new cost basis or fair value, net of estimated costs to sell. Subsequent valuation adjustments are recognized within net (loss) gain on other real estate owned. Revenue and expenses from operations and subsequent adjustments to the carrying amount of the property are included in other non-interest expense in the consolidated statements of income.

In some instances, the Bank may make loans to facilitate the sales of other real estate owned. Management reviews all sales for which it is the lending institution for compliance with sales treatment under provisions established by SFAS No. 66, *Accounting for Sales of Real Estate*. Any gains related to sales of other real estate owned may be deferred until the buyer has a sufficient initial and continuing investment in the property.

Income Taxes - Income taxes are accounted for using the asset and liability method. Under this method a deferred tax asset or liability is determined based on the enacted tax rates which will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in the Company's income tax returns. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established to reduce the net carrying amount of deferred tax assets if it is determined to be more likely than not, that all or some portion of the potential deferred tax asset will not be realized.

Deposits – At December 31, 2008 and 2007, deposits represent various accounts of the owners of the Bank. Deposit ownership entitles the members to vote in the annual elections of the board of directors and on other corporate matters. Members are permitted to cast one vote for each $100, or fraction thereof, of the withdrawal value of the members' accounts up to a maximum of 1,000 votes. Members' deposits are subordinated to all other liabilities of the Bank upon liquidation. Interest on members' deposits is based on available earnings at the end of an interest period and is not guaranteed by the Bank. Interest rates are set by the Bank's Asset-Liability Management Committee.

Segment reporting - The Bank operates in one segment and makes management decisions based on consolidated results. The Bank's operations are solely in the financial services industry and include providing to its customers traditional banking and other financial services.

Off-balance-sheet credit-related financial instruments - In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under the credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Advertising costs - The Bank expenses advertising costs as they are incurred. Advertising expenses were $230,000 and $187,000, respectively for the years ended December 31, 2008 and 2007.

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	2008	2007
Unrealized holding gain (loss) on available-for-sale securities	$(1,204,005)	$ 117
Net unrealized losses	(1,204,005)	117
Tax effect	408,287	-
Net-of-tax amount	$ (795,718)	$ 117

The components of accumulated other comprehensive gain (loss) and related tax effects are as follows:

	2008	2007
Net unrealized gain (loss) on available-for-sale securities	$(1,200,844)	$ 3,161
Tax effect	408,287	-
Net-of-tax amount	$ (792,557)	$ 3,161

Employee stock ownership plan - The Bank sponsors a leveraged ESOP. Under Statement of Position No. 93-6, *Employers' Accounting for Employer Stock Ownership Plans*, as shares are committed to be released, compensation expense is recorded equal to the market price of the shares, and the shares become outstanding for purposes of earnings per share calculations. Cash dividends on allocated shares (those credited to ESOP participants' accounts) are recorded as a reduction of retained earnings and distributed directly to participants' accounts. Cash dividends on unallocated shares (those held by the ESOP not yet credited to participants' accounts) are used to pay administrative expenses and debt service requirements of the ESOP. At December 31, 2008, there were 104,004 unallocated shares in the plan. Shares released on December 31, 2008 totaled 11,556 and will be credited to plan participants' accounts in 2009 (see Note 10).

ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Earnings Per Share - Basic earnings per share is net income divided by the weighted average number of common shares outstanding during the periods, which was 2,838,410 shares for the year ended December 31, 2008, and there were no shares outstanding for the year ended December 31, 2007. ESOP shares are considered dilutive and outstanding for this calculation, unless unearned. There are currently no potentially dilutive common shares issuable under stock options or other programs. Common stock equivalent shares include the stock options and restricted stock awards under the 2008 Employee Stock Ownership Plan approved by the shareholders in January 2008.

Recently Issued Accounting Pronouncements - In December 2007, FASB issued SFAS No. 141 (revised), *Business Combinations*. SFAS No. 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquired entity and the goodwill acquired. Furthermore, acquisition-related and other costs will now be expensed rather than treated as cost components of the acquisition. SFAS No. 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after January 1, 2009. We do not expect the adoption of SFAS No. 141R will have a material impact on our consolidated financial statements as related to business combinations consummated prior to January 1, 2009. We expect the adoption of SFAS No. 141R will increase the costs charged to operations for acquisitions consummated on or after January 1, 2009.

In June 2008, FASB issued FSP EITF 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities*. FSP EITF 03-6-1 concludes that nonvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and shall be included in the computation of EPS pursuant to the two-class method. This statement is effective for fiscal years beginning after December 15, 2008, to be applied retrospectively. Certain of the Company's nonvested restricted stock awards qualify as participating securities as described under this pronouncement.

In October 2008, FASB issued FSP No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*. FSP No. 157-3 clarifies the application of SFAS 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The FSP does not change existing generally accepted accounting principles. This FSP was effective immediately upon issuance, including prior periods for which financial statements have not been issued. The impact of adoption did not have a material impact on the Company's consolidated financial statements.

On January 12, 2009, FASB issued FSP EITF 99-20-1, *Amendments to the Impairment Guidance of EITF Issue No. 99-20*. FSP EITF 99-20-1 addresses certain practice issues in EITF No. 99-20, *Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets*, by making its other-than-temporary impairment assessment guidance consistent with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. FSP EITF 99-20-1 removes the reference to the consideration of a market participant's estimates of cash flows in EITF 99-20, and instead requires an assessment of whether it is probable, based on current information and events, that the holder of the security will be unable to collect all amounts due according to the contractual terms. If it is probable that there has been an adverse change in estimated cash flows, an other-than-temporary impairment is deemed to exist, and a corresponding loss shall be recognized in earnings equal to the entire difference between the investment's carrying value and its fair value at the balance sheet date of the reporting period for which the assessment is made. This FSP is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. The impact of adoption did not have a material impact on the Company's consolidated financial statements.

Reclassifications - Certain amounts reported in prior years' and quarters' financial statements have been reclassified to conform to the current presentation. The results of the reclassifications are not considered material and have no effect on previously reported net income and earnings per share.

Subsequent Event - Subsequent to year end the FDIC voted to amend the restoration plan for the Deposit Insurance Fund (DIF). The FDIC took action to ensure the continued strength of the insurance fund by imposing a special assessment on insured institutions, implementing changes to the risk-based assessment system and setting rates beginning the second quarter of 2009. The Bank has not completed a full evaluation of the impact but believes its deposit insurance premium assessments will increase from their current levels.

2. CASH AND DUE FROM BANKS

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances either as cash on hand or on deposit with the Federal Reserve Bank, based on a percentage of deposits. The reserve balances were $500,000 at December 31, 2008 and 2007.

At December 31, 2008 and 2007, $0 and $83,350, respectively, of interest-bearing deposits at other financial institutions were restricted as part of the Bank's contract with its credit card service provider.

3. INVESTMENTS

The amortized cost and approximate fair value were as follows:

		Gross Unrealized			Estimated
AFS Securities	Amortized Cost	Gains	Losses Less Than 1 Year	Losses Greater Than 1 Year	Fair Value
December 31, 2008					
Agency mortgage-backed securities	$ 2,007,166	$21,596	$ -	$ -	$2,028,762
Non-agency mortgage-backed securities	8,123,476	-	(1,222,440)	-	6,901,036
Total AFS Investments	$10,130,642	$21,596	$(1,222,440)	$ -	$8,929,798
December 31, 2007					
Agency mortgage-backed securities	$ 68,084	$ 3,161	$ -	$ -	$ 71,245

Management evaluates on a quarterly basis each available-for-sale and held-to-maturity investment security in an unrealized loss position to determine if the impairment is temporary or other-than-temporary. Management has determined that none of our securities were other-than-temporarily impaired at December 31, 2008.

Investments as of December 31, 2008, are mortgage-backed securities with contractual maturities between 2022 and 2036. Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay the obligations.

INVESTMENTS (CONT'D)

Investments as of December 31, 2007 are mortgage-backed securities with contractual maturities in 2032. Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay the obligations.

AFS Securities	Par	Amortized Cost	Market Value	Unrealized Loss
Agency mortgage backed-securities	$ 1,975,211	$ 2,007,166	$ 2,028,762	-
Non-agency mortgage backed securities	$ 8,729,154	$8,123,476	6,901,036	(1,222,440)
	$ 10,704,365	$10,130,642	$ 8,929,798	(1,222,440)

At December 31, 2008, the Bank had 8 securities with a gross unrealized loss totaling $1.2 million in our available-for-sale portfolio with a fair value of $6.9 million that had an unrealized loss for less than one year. Temporarily impaired securities have lower market values as a result of an increase in credit spreads and are expected to regain their value as the securities near maturity and/or credit spreads decline.

There were no securities sold for the years ending December 31, 2008 and 2007, respectively.

There were $2,029,000 and $0 securities pledged to the Washington State Public Funds at December 31, 2008 and December 31, 2007, respectively. There were $1,985,000 and $0 securities pledged to the FHLB of Seattle at December 31, 2008 and December 31, 2007, respectively.

4. LOANS

The composition of the loan portfolio was as follows:

	2008	2007
Real estate loans		
One- to four-family	$ 89,907,581	$ 83,965,522
Home equity	54,556,779	45,373,749
Commercial	48,729,582	25,013,481
Construction or development	12,220,170	8,621,743
	205,414,112	162,974,495
Consumer loans		
Manufactured homes	22,722,664	22,495,034
Automobile	10,079,522	15,077,564
Other	7,871,022	8,818,012
	40,673,208	46,390,610
Commercial business loans	17,667,965	10,802,911
	263,755,285	220,168,016
Deferred loan origination (fees) costs	(42,488)	65,431
Allowance for loan losses	(1,305,950)	(827,688)
Total loans, net	$ 262,406,847	$ 219,405,759

The following is an analysis of the change in the allowance for loan losses:

	2008	2007
Balance, beginning of year	$ 827,688	$ 822,393
Provision for loan losses	1,110,000	250,000
Loans charged off	(791,089)	(483,760)
Recoveries	159,351	239,055
Balance, end of year	$ 1,305,950	$ 827,688

There were $1,252,000 and $418,000 of non-accrual loans at December 31, 2008 and 2007, respectively. The non-accrual loans at December 31, 2008 consisted of $471,000 in commercial real estate loans, $258,000 in one- to four-family mortgage loans, $340,000 in home equity loans and $59,000 in construction loans. Additionally, we had non-accrual consumer and commercial business loans of $63,000 and $61,000, respectively. The Bank does not accrue interest on loans past due 90 days or more. If interest on these loans had been accrued, such interest income would have been approximately $56,000 and $12,000 for the years ended December 31, 2008 and 2007, respectively.

LOANS (CONT'D)

There were $4,577,000 of impaired loans at December 31, 2008 with a total specific allocation of the allowance for loan losses of $581,000. There were $1,992,000 of impaired loans at December 31, 2007 with a total specific allocation of the allowance for loan losses of $223,000. The average balance of impaired loans was $4,041,000 and $2,860,000 during 2008 and 2007. Interest income that would have been recognized on impaired loans if not impaired was $56,000 and $12,000 during 2008 and 2007. Additionally, at December 31, 2008, there were no commitments to lend additional funds to borrowers whose loans were classified as non-accrual or impaired. Included in impaired loans at December 31, 2008 and 2007 were troubled debt restructurings of $550,000 and $0, respectively.

As a result of new or continuing delinquencies and ongoing credit evaluations during the period subsequent to December 31, 2008, $1,144,000 of additional loans were added to nonaccrual status and $1,027,000 of additional loans were subject to troubled debt restructurings.

Subsequent to year end, the Bank restructured loans through troubled debt restructurings of approximately $1,027,000.

In the ordinary course of business, the Bank makes loans to its directors and officers. Certain loans to directors, officers, and employees are offered at discounted rates as compared to other customers as permitted by federal regulations. Employees, officers, and directors are eligible for mortgage loans with an adjustable rate that resets annually ,to 1% over the rolling cost of funds. Employees and officers are eligible for consumer loans that are 1% below the market loan rate at the time of origination. Loans to directors and officers at December 31, 2008 and 2007 totaled approximately $5,123,000 and $5,448,000, respectively. During 2008, loan advances and repayments totaled approximately $1,316,000 and $1,641,000 respectively, on these loans. During 2007, loan advances and repayments totaled approximately $2,665,000 and $1,651,000, respectively, on these loans.

On June 30, 2006, the Bank sold its credit card portfolio for approximately $13,900,000. The gain recognized on the sale of the portfolio was approximately $2,300,000. As part of the purchase and sale agreement, the Bank continued to service the loans until January 19, 2007. The unpaid principal balances of loans serviced related to the credit card portfolio as of December 31, 2008 and 2007 approximated $0 and $0, respectively.

At December 31, 2008 and 2007, respectively, loans totaling $2,366,000 and $330,000 represent real estate secured loans that have loan-to-value ratios above supervisory guidelines.

5. LOAN SERVICING

The unpaid principal balances of loans serviced for Federal National Mortgage Association (FNMA) at December 31, 2008 and 2007, totaled approximately $141,499,000 and $132,829,000, respectively, and are not included in the Bank's financial statements.

A summary of the change in the balance of mortgage servicing assets is as follows:

	2008	2007
Balance, beginning of year	$ 864,946	$ 867,562
Servicing assets recognized during the year	396,934	247,481
Amortization of servicing assets	(341,608)	(250,097)
Valuation Allowance	(57,126)	-
Balance, end of year	$ 863,146	$ 864,946

LOAN SERVICING (CONT'D)

The fair value of mortgage servicing rights was $863,146 and $1,248,590 at December 31, 2008 and 2007, respectively.

The key economic assumptions used in determining the fair value of mortgage servicing rights are as follows:

	2008	2007
Prepayment speed (PSA)	381%	217%
Weighted-average life (years)	3.2	5.1
Yield to maturity discount rate	9.0%	10.0%

6. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows:

	2008	2007
Leasehold improvements	$ 1,831,776	$ 1,552,684
Furniture and equipment	1,927,094	1,670,571
	3,758,870	3,223,255
Accumulated depreciation and amortization	(2,222,128)	(1,818,402)
	1,536,742	1,404,853
Fixed assets in process	8,963	-
	$ 1,545,705	$ 1,404,853

Depreciation and amortization expense for the years ended December 31, 2008 and 2007 amounted to $404,382 and $331,551 respectively.

6. PREMISES AND EQUIPMENT (CONT'D)

The Bank leases office space in several buildings. Generally, operating leases contain renewal options and provisions requiring the Bank to pay property taxes and operating expenses over base period amounts. All rental payments are dependent only upon the lapse of time.

Minimum rental payments under non-cancelable operating leases with initial or remaining terms of one year or more are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2009	$ 619,755
2010	526,626
2011	511,325
2012	525,356
2013	519,026
Thereafter	2,572,025
	$ 5,274,113

PREMISES AND EQUIPMENT (CONT'D)

The total rental expense for the years ended December 31, 2008 and 2007 for all facilities leased under operating leases was approximately $627,000 and $538,000, respectively.

7. DEPOSITS

Deposits are summarized as follows:

	2008	2007
Savings accounts	$ 13,109,252	$ 11,696,050
Checking accounts	33,226,202	45,289,355
Money market accounts	51,744,024	39,754,145
Time certificates of deposit accounts	124,480,739	106,051,649
	$ 222,560,217	$ 202,791,199

7. DEPOSITS (CONT'D)

Scheduled maturities of time certificates of deposit are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2009	$ 90,145,651
2010	23,491,055
2011	7,646,519
2012	3,139,269
2013 and thereafter	58,245
	$ 124,480,739

Savings accounts, checking accounts, money market accounts, and individual retirement savings accounts have no contractual maturity. Certificate accounts have maturities of five years or less.

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2008 and 2007 was approximately $107,851,000 and $50,295,000, respectively. During 2009, deposits in excess of $250,000 are not federally insured, except for non-interest demand deposits, which are fully insured. After 2009, deposits in excess of $100,000 will not be federally insured, unless the higher levels of insurance in effect in 2009 are extended.

Deposits from related parties held by the Bank at December 31, 2008 and December 31, 2007, amounted to $965,000 and $1,154,000, respectively.

Interest expense by deposit category is as follows:

	2008	2007
Savings accounts	$ 121,450	$ 130,603
Checking accounts	278,300	320,855
Money market accounts	984,636	1,478,458
Time certificates of deposit accounts	5,055,799	4,648,518
	$6,440,185	$6,578,434

8. FHLB ADVANCES

The Bank utilizes a loan agreement with the (FHLB) of Seattle. The terms of the agreement call for a blanket pledge of a portion of the Bank's mortgage portfolio based on the outstanding balance. At December 31, 2008, the amount available to borrow under this agreement is approximately 20% of total assets, conditional upon meeting certain collateral and stock ownership requirements. The Bank had outstanding borrowings under this arrangement of $42,219,355 and $15,869,355 at December 31, 2008 and 2007, respectively.

Contractual principal repayments are as follows:

YEAR ENDING DECEMBER 31,	AMOUNT
2009	$ 22,219,355
2010	10,000,000
2011	10,000,000
	$ 42,219,355

	2008	2007	2006
		(Dollars in thousands)	
Maximum balance:			
FHLB advances	$56,119	$34,519	$24,485
Average balances:			
FHLB advances	$38,474	$26,511	$19,824
Weighted average interest rate:			
FHLB advances	2.73%	4.63%	4.84%

9. EARNINGS PER COMMON SHARE

The following table presents the computation of basic and diluted earnings per share for the year ended December 31:

	2008
Numerator:	
Net income	$ 261,575
Denominator:	
Denominator for basic net income per share:	
Weighted average shares	2,903,911
Effect of dilutive common stock equivalents	5,907
Denominator for diluted net income per share	2,838,410
Basic net income per share	$ 0.09
Diluted net income per share	$ 0.09

For the years ended December 31, 2008, there were no non-dilutive securities included in the calculation for earnings per share. Shares outstanding and earnings per share information is not meaningful for prior periods. The Company did not complete their minority offering until January 8, 2008.

10. EMPLOYEE BENEFITS

The Bank has a 401(k) pension plan that allows employees to defer a portion of their salary into the 401(k) plan. The Bank contributes 1% of employees' base salary and matches a portion of employees' salary deferrals. Pension costs are accrued and funded on a current basis. The Bank contributed $117,000 and $98,000 to the plan for the years ended December 31, 2008 and 2007, respectively.

The Bank also offers a deferred compensation plan for designated senior managers, which provides benefits payable at age 65. Under certain circumstances, benefits are payable to designated beneficiaries.

Contributions to the plan are discretionary, and monies set aside to fund the plan are currently held in certificate of deposit accounts at the Bank and at December 31, 2008 and 2007 approximated $161,000 and $177,000, respectively. The Bank contributed $13,000 and $11,000 to the plan for the years ended December 31, 2008 and 2007, respectively.

Effective in 2007, the board of directors adopted a supplemental executive retirement plan (SERP) to provide certain members of senior management with additional retirement income. These payments are subject to a non-compete clause. The SERP is an unfunded, non-contributory defined benefit plan evidenced by an Executive Long Term Compensation Agreement between the recipients and the Bank. The SERP is subject to a vesting schedule and payments do not begin until after retirement. The SERP provides for earlier payments in the event of death or disability. In the event of an involuntary termination

EMPLOYEE BENEFITS (CONT'D)

without cause or a change in control of the Bank, the recipients are entitled immediately to the accrued liability under the SERP (with any applicable cutback for payments after a change in control as required by Section 280(G) of the Internal Revenue Code). As of December 31, 2008, the accrued liability for the SERP was $264,000 and is included in other liabilities on the consolidated balance sheet. The expense was $148,000 for the year ended December 31, 2008.

In 2008, the board of directors adopted and shareholders approved an equity incentive plan. The plan permits the grant of restricted stock and stock options. Under the plan 144,455 shares of common stock have been approved for stock options and stock appreciation right and 57,782 shares of common stock have been approved for restricted stock and restricted stock units. As of December 31, 2008, the Bank had not issued any rewards under the plan and there was no expense related to the plan for the year ended December 31, 2008.

On January 27, 2009, the Compensation Committee of the Board of Directors of the Company awarded shares of restricted stock and stock options to directors, executive officers and employees of the Company, and its wholly owned subsidiary, Sound Community Bank, pursuant to the Sound Financial, Inc. 2008 Equity Incentive Plan (the "Plan"). The Company granted 52,032 shares of restricted stock to certain directors and employees. The Company also granted 25,998 non-qualified stock options and 82,400 incentive stock options to certain directors and employees. The Plan was approved by shareholders at the special meeting of shareholders held on November 19, 2008.

All of the awards will vest in 20 percent annual increments over the next five years. The options are exercisable for a period of 10 years from the date of grant, subject to vesting. Half of the stock options granted to each of the individuals indicated above were at an exercise price of $7.35, which was the fair market value of the Company's common stock on the grant date. The remaining half of the stock options granted to each of the individuals indicated above were at an exercise price of $8.50, which was $1.15 above the fair market value of the Company's common stock on the grant date. The vesting date for options and restricted stock is accelerated in the event of the grantee's death, disability or a change in control of the Company or the Bank.

In January 2008, the Employee Stock Ownership Plan borrowed $1,155,600 from the Company to purchase common stock of the Company. The loan is being repaid principally from the Bank's contributions to the ESOP over a period of ten years. The interest rate on the loan is fixed at 4.0% per annum. As of December 31, 2008, the remaining balance of the ESOP loan was $1,060,000.

At December 31, 2008, the ESOP was committed to release 11,556 shares of the Company's common stock to participants and held 104,004 unallocated shares remaining to be released in future years. The fair value of the 104,004 restricted shares held by the ESOP trust was $741,000 at December 31, 2008. ESOP compensation expense included in salaries and benefits was $97,603 for the year ended December 31, 2008.

11. INCOME TAXES

The components of the provision for income taxes are as follows:

	2008	2007
Current	$ 331,095	$ 154,986
Deferred	(286,000)	(93,000)
Provision for income taxes	$ 45,095	$ 61,986

The provision for federal income taxes differs from that computed at the statutory tax rate of 34% as follows:

Provision at statutory rate	$ 104,268	$ 129,580
Tax-exempt income	(71,156)	(67,754)
Other	11,983	160
	$ 45,095	$ 61,986
Federal Tax Rate	34.0%	34.0%
Tax exempt rate	(23.2)	(17.8)
Other	3.9	0.1
Effective tax rate	14.7%	16.3%

The Bank's total net deferred tax asset (liability), included on the consolidated balance sheets in accounts payable and other liabilities or in other assets, is as follows:

Deferred tax assets		
Deferred compensation	$ 144,000	$ 100,000
Unrealized loss on securities	408,000	-
Nonaccrual interest	19,000	4,000
Charitable contributions	58,000	-
Allowance for loan losses	115,000	(73,000)
Other, net	19,000	-
Total deferred tax assets	763,000	31,000
Deferred tax liabilities		
FHLB stock	142,000	142,000
Prepaid expenses	36,000	57,000
Depreciation	70,000	(12,000)
Unrealized gain on securities	-	1,000
Deferred loan fees and costs	253,000	276,000
Total deferred tax liabilities	501,000	464,000
Net deferred tax asset (liability)	$ 262,000	$ (433,000)

INCOME TAXES (CONT'D)

The Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The Company had no unrecognized tax benefits which would require an adjustment to the January 1, 2007 beginning balance of retained earnings. The Company had no unrecognized tax benefits at January 1, 2007 and at December 31, 2008.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2008 and 2007, the Company recognized no interest and penalties.

The Company or its subsidiary files an income tax return in the U.S. federal jurisdiction, and various states. With few exceptions, the Company is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2005.

The Company has a contribution carryforward for tax reporting purposes. The approximate amount of this carryforward as of December 31, 2008 is $170,000 eligible to off set future federal income taxes. The contribution carryforward will expire in 2013 if not utilized.

12. MINIMUM REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. The regulations require the Bank to meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier 1 capital (as defined) to risk-weighted assets (as defined) and Tier 1 capital to average assets (as defined). Management believes that, as of December 31, 2008 and 2007, the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, an institution must maintain minimum total Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since the notification that management believes have changed the Bank's category.

The Bank declared a dividend of $0.04 per common share on January 28, 2009. The dividend will be paid on February 25, 2009 to shareholders of record on February 10, 2009.

MINIMUM REGULATORY CAPITAL REQUIREMENTS (CONT'D)

The Bank's actual capital amounts (in thousands) and ratios as of December 31, 2008 and 2007 are presented in the following table:

	Actual		For Capital Adequacy Purposes			To Be Well Capitalized Under Prompt Corrective Action Provisions		
	Amount	Ratio	Amount		Ratio	Amount		Ratio
As of December 31, 2008								
Total Capital (to Risk-Weighted Assets)	$25,686	12.40%	$16,569	≥	8.0%	$20,712	≥	10.0%
Tier I Capital (to Risk-Weighted Assets)	$24,393	11.77%	$ 8,285	≥	4.0%	$12,427	≥	6.0%
Tier I Capital (to Average Assets)	$24,393	8.31%	$11,740	≥	4.0%	$14,675	≥	5.0%
As of December 31, 2007								
Total Capital (to Risk-Weighted Assets)	$16,716	10.52%	$12,708	≥	8.0%	$15,885	≥	10.0%
Tier I Capital (to Risk-Weighted Assets)	$15,885	10.00%	$6,354	≥	4.0%	$ 9,531	≥	6.0%
Tier I Capital (to Average Assets)	$15,885	6.70%	$9,479	≥	4.0%	$11,848	≥	5.0%

Regulatory capital levels reported above differ from the Bank's total capital, computed in accordance with accounting principles generally accepted in the United States (GAAP) as follows (in thousands):

	2008	2007
Equity	$ 23,587	$ 15,888
Accumulated other comprehensive (income) loss	793	(3)
Total Tier 1 capital	$ 24,380	$ 15,885
Allowance for loan and lease losses	$ 1,306	$ 828
Unrealized gain on AFS securities	-	3
Total capital	$ 25,686	$ 16,716

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107, *Disclosures About Fair Value of Financial Instruments,* requires disclosure of fair value information about financial instruments for which it is practicable to estimate fair value. As defined by SFAS No. 107, the following methods and assumptions were used to estimate fair value of each class of financial instruments listed below:

Cash and cash equivalents, accrued interest receivable and payable, and advance payments from borrowers for taxes and insurance - The estimated fair value is equal to the carrying amount.

Securities - Estimated fair values for securities are obtained from quoted market prices where available. Where quoted market prices are not available, estimated fair values are based on matrix pricing models provided by an outside independent source.

Loans - The estimated fair value for all fixed rate loans (including loans held-for-sale) is determined by discounting the estimated cash flows using the current rate at which similar loans would be made to borrowers with similar credit ratings and maturities. The estimated fair value for variable rate loans is the carrying amount.

Mortgage Servicing Rights: The fair value of mortgage servicing rights is estimated using a discounted cash flow model.

FHLB stock - The estimated fair value is equal to the par value of the stock.

Deposits - The estimated fair value of deposit accounts (savings, checking, and money market accounts) is the carrying amount. The fair value of fixed-maturity time certificates of deposit are estimated by discounting the estimated cash flows using the current rate at which similar certificates would be issued.

FHLB advances - The fair values of FHLB advances are estimated using discounted cash flow analyses, based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance-sheet financial instruments - The fair values for the Bank's off-balance-sheet loan commitments are estimated based on fees charged to others to enter into similar agreements taking into account the remaining terms of the agreements and credit standing of the Bank's customers. The estimated fair value of these commitments is not significant.

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

The estimated fair value of the Bank's financial instruments is summarized as follows:

	2008		2007	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets				
Cash and cash	$ 5,607,800	$ 5,607,800	$ 6,104,963	$ 6,104,963
Securities available-for-sale	$ 8,929,798	$ 8,929,798	$ 71,245	$ 71,245
Mortgage servicing rights	$ 920,271	$ 863,146	$ 864,946	$ 1,248,711
FHLB stock	$ 2,444,000	$ 2,444,000	$ 1,319,500	$ 1,319,500
Loans, net	$263,362,442	$ 263,167,112	$219,405,759	$218,709,207
Accrued interest	$ 1,219,645	$ 1,219,645	$ 1,051,476	$ 1,051,476
Financial liabilities				
Demand deposits	$ 98,079,478	$ 98,079,478	$ 96,739,550	$ 96,739,550
Time deposits	$124,480,739	$ 123,280,368	$106,051,649	$ 106,504,696
FHLB advances	$ 42,419,355	$ 41,909,153	$ 15,869,355	$ 15,884,249
Accrued interest	$ 259,757	$ 259,757	$ 210,518	$ 210,518
Advance payments borrowers for taxes and insurance	$ 330,318	$ 330,318	$ 254,213	$ 254,213

The Bank assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Bank's financial instruments will change when interest rate levels change, and that change may be either favorable or unfavorable to the Bank. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Bank's overall interest rate risk.

As discussed in Note 1, FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active and other inputs that are observable or can be corroborated by observable market data.

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the valuation methodologies used to measure and report fair value of financial assets and liabilities on a recurring or nonrecurring basis:

In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS No. 157. In certain cases, the inputs used to measure fair value of an asset or liability may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. Therefore, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

Valuation Methodologies

A description of the valuation methodologies used for certain financial assets and financial liabilities measured at fair value is as follows:

Securities Available for Sale: Securities available for sale are recorded at fair value based on quoted market prices, if available. If quoted market prices are not available, management utilizes third-party pricing services or broker quotations from dealers in the specific instruments. Level 1 securities include those traded on an active exchange, as well as U.S. government and its agencies securities. Level 2 securities include mortgage-backed securities and certain asset-backed securities. Level 3 securities include collateralized mortgage obligations (CMOs).

Loans Held for Sale: Residential mortgage loans held for sale are recorded at the lower of cost or fair value. The fair value of fixed-rate residential loans is based on whole loan forward prices obtained from government sponsored enterprises. These loans are classified as Level 2 and are measured on a nonrecurring basis. At December 31, 2008, loans held for sale were carried at cost.

Mortgage Servicing Rights: The fair value of mortgage servicing rights is estimated using a discounted cash flow model. These assets are classified as Level 2. At December 31, 2008, mortgage servicing rights are carried at fair market value.

Impaired Loans: From time to time, and on a nonrecurring basis, fair value adjustments to collateral dependent loans are recorded to reflect partial write-downs based on the current appraised value of the collateral or internally developed models which contain management's assumptions.

Other Real Estate Owned and Foreclosed Assets: Other real estate owned and foreclosed assets consists principally of properties acquired through foreclosure or repossession and are carried at the lower of cost or estimated market value less selling costs. Any write-downs based on the asset's fair value at the date of acquisition are charged to the allowance for loan losses. After foreclosure, management periodically performs valuations such that the real estate is carried at the lower of its new cost basis or fair value, net of estimated costs to sell.

FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

The following table presents the balances of assets measured at fair value on a recurring basis at December 31, 2008:

	Fair Value at December 31, 2008			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Available for Sale Securities	$8,929,798	$ -	$5,676,787	$ 3,253,011

The following table presents the balance of assets measured at fair value on a nonrecurring basis at December 31, 2008, and the total losses resulting from these fair value adjustments for the twelve months ended December 31, 2008:

	Fair Value at December 31, 2008				December 31, 2008
Description	**Total**	**Level 1**	**Level 2**	**Level 3**	**Total Losses**
Mortgage Servicing Rights	$ 863,146	$ -	$ 863,146	$ -	$ 57,126
OREO and Foreclosed Assets	$1,724,567	$ -	$ -	$ 1,724,567	$ 33,500
Impaired Loans	$4,577,080	$ -	$ -	$ 4,577,080	$ 581,177

For mortgage servicing rights, the loss represents the difference between amortized cost and the net present value of future cash flows. For impaired loans, the impairments on collateral dependent loans for fair value adjustments based on the fair value of the collateral.

There were no material liabilities carried at fair value, measured on a recurring or nonrecurring basis, at December 31, 2008.

14. CONCENTRATIONS OF CREDIT RISK

Most of the Bank's business activity is with customers located in the state of Washington. A substantial portion of the loan portfolio is represented by 1-4 family mortgage loans throughout western Washington. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in the area. Loans to one borrower are limited by federal banking regulations to 15% of the Bank's equity, excluding accumulated other comprehensive income (loss).

15. COMMITMENTS AND CONTINGENT LIABILITIES

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments generally represent a commitment to extend credit in the form of loans. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial condition.

The Bank's exposure to credit loss, in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established by the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the commitments are expected to

COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Financial instruments whose contract amount represents credit risk were as follows:

	2008	2007
Unused home equity lines of credit	$ 22,959,662	$ 19,989,961
Unused personal line of credit	2,856,705	3,192,912
Unused business line of credit	6,312,060	9,171,216
Undisbursed portion of loans closed	1,811,247	2,324,413
Irrevocable letters of credit	2,283,450	1,575,000
Residential mortgage commitments	5,608,700	1,406,242
	$ 41,831,824	$ 37,659,744

At December 31, 2008, fixed rate loan commitments totaled $3,196,500 and had a weighted average interest rate of 4.80%. At December 31, 2007, fixed rate loan commitments totaled $1,406,242 and had a weighted average interest rate of 6.22%.

Commitments for credit may expire without being drawn upon. Therefore, the total commitment amount does not necessarily represent future cash requirements of the Bank. These commitments are not reflected in the financial statements.

In the ordinary course of business, the Bank sells loans without recourse that may have to be subsequently repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults, and fraud. When a loan sold to an investor without recourse fails to perform, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are not defects, the Bank has no commitment to repurchase the loan. As of December 31, 2008 and 2007, the maximum amount of these guarantees totaled $141,499,000 and $132,829,000, respectively. These amounts represent the unpaid principal balances of the Bank's loans serviced for others' portfolios. The Bank has recorded no reserve to cover loss exposure related to these guarantees. In January 2007, the Bank received a request from Fannie Mae to repurchase one loan that was not fully conforming to their standards. The amount of the loan repurchased was approximately $154,000 and the Bank recorded a loss of $750 on the repurchase transaction. No loans were repurchased for the year ended December 31, 2008.

The Bank pays certain medical, dental, prescription, and vision claims for its employees, on a self-insured basis. The Bank has purchased stop-loss insurance to cover claims that exceed stated limits and has recorded estimated reserves for the ultimate costs for both reported claims and claims incurred but not reported, which are not considered significant at December 31, 2008 and 2007.

At various times, the Bank may be the defendant in various legal proceedings arising in connection with its business. It is the opinion of management that the financial position and the results of operations of the Bank will not be materially adversely affected by the outcome of these legal proceedings and that adequate provision has been made in the accompanying consolidated financial statements.

COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

LEGAL PROCEEDINGS - In November 2007, Visa Inc. ("Visa") announced that it had reached a settlement with American Express and Discover Card related to antitrust lawsuits. The Company and other Visa member banks are obligated to fund the settlement and share in losses resulting from this litigation. The Company is not a party to the Visa litigation and its liability arises solely from the Bank's membership interest in Visa, Inc.

Previously, Visa announced that it completed restructuring transactions in preparation for an initial public offering of its Class A stock planned for early 2008, and, as part of those transactions, Sound Financial's membership interest was exchanged for Class B stock of Visa. In March 2008, Visa completed its initial public offering. Using the proceeds from this offering, Visa established a $3.0 billion escrow account to cover settlements, resolution of pending litigation and related claims ("covered litigation").

As a result of Visa's initial public offering, we received $154,000 in proceeds from a mandatory partial redemption of our restricted Class B common stock, which is recorded in gain on sale of investment. As of December 31, 2008, the Company owns 5,699 shares of Class B common stock. These shares are restricted and may not be transferred until the later of (1) three years from the date of the initial public offering or (2) the period of time necessary to resolve the covered litigation. A conversion ratio of 0.71429 was established for the conversion rate of Class B shares into Class A shares. If the funds in the escrow account are insufficient to settle all the covered litigation, Visa may sell additional Class A shares, use the proceeds to settle litigation, and further reduce the conversion ratio. If funds remain in the escrow account after all litigation is settled, the Class B conversion ratio will be increased to reflect that surplus.

In October 2008, Visa announced that it had reached a settlement with Discover Card related to an antitrust lawsuit. The Bank and other Visa member banks are obligated to fund the settlement and share in losses resulting from this litigation that are not already provided for in the escrow account. Visa notified the Company that it had established an additional reserve related to the settlement with Discover Card that has not already been funded into the escrow account. The Company is not a party to the Visa litigation and its liability arises solely from the Bank's membership interest in Visa.

In the normal course of business, the Company occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Company.

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A(T). Controls and Procedures.

(a) Evaluation of Disclosure Controls and Procedures

An evaluation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of December 31, 2008, was carried out under the supervision and with the participation of the our Chief Executive Officer, Principal Financial Officer and several other members of our senior. Our Chief Executive Officer and Principal Financial Officer concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports we file or submit under the Exchange Act is (i) accumulated and communicated to our management (including our Chief Executive Officer and Principal Financial Officer) in a timely manner, and (ii) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

We intend to continually review and evaluate the design and effectiveness of the Company's disclosure controls and procedures and to improve the Company's controls and procedures over time and to correct any deficiencies that we may discover in the future. The goal is to ensure that senior management has timely access to all material financial and non-financial information concerning the Company's business. While we believe the present design of the disclosure controls and procedures is effective to achieve its goal, future events affecting its business may cause the Company to modify its disclosure controls and procedures.

The Company does not expect that its disclosure controls and procedures will prevent all error and all fraud. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any control procedure also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control procedure, misstatements due to error or fraud may occur and not be detected.

(b) Management's Report on Internal Control Over Financial Reporting

The management of Sound Financial, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control over financial reporting is a process designed to provide reasonable assurance to the Company's management and board of directors regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention of overriding controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment, we concluded that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on those criteria.

This annual report does not include an attestation of our independent registered public accounting firm regarding internal controls over financial reporting. Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(c) Changes in Internal Controls over Financial Reporting

There were no changes in our internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31, 2008, that have materially affected, or as reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors

Information concerning the Company's directors is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held in May 2009, except for information contained under the heading "Report of the Audit Committee," a copy of which will be filed not later than 120 days after the close of the fiscal year.

Executive Officers

Information concerning the executive officers of the Company and the Bank is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held in May 2008, except for information contained under the heading "Report of the Audit Committee," a copy of which will be filed not later than 120 days after the close of the fiscal year.

Audit Committee Matters and Audit Committee Financial Expert

The Board of Directors of the Company has a standing Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act. The members of that committee are Directors McMullen (chair), Haddad, Carney and Jones, all of whom are considered independent under Nasdaq listing standards. The Board of Directors has determined that Ms. Jones is an "audit committee financial expert" as defined in applicable SEC rules.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of the Company's equity securities, to file with the SEC reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Scott V. Boyer became Senior Vice President-Retail Banking on July 1, 2008. A Form 3 reflecting his appointment as an executive officer who owned no shares should have been filed on or before July 11, 2008, but was not filed until November 7, 2008.

To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required during the fiscal year ended December 31, 2008, all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% beneficial owners (except with respect to Mr. Boyer's late filing) were complied with.

Code of Ethics

The Company adopted a written Code of Ethics based upon the standards set forth under Item 406 of Regulation S-K of the Securities Exchange Act. The Code of Ethics applies to all of the Company's directors, officers and employees. A copy of the Company's Code of Ethics was filed as Exhibit 14 to this Annual Report on Form 10-K for the year ended December 31, 2008. A copy of the Code of Ethics is available on our website at www.soundcb.com under "Investor Relations – Governance" or free of charge from the Company by writing to our Corporate Secretary at Sound Financial, Inc., 2005 5th Avenue, Suite 200, Seattle, Washington, 98121 or by calling (206) 448-0884.

Nomination Procedures

There have been no material changes to the procedures by which shareholders may recommend nominees to the Company's Board of Directors.

Item 11. Executive Compensation

Information concerning executive compensation is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held in May 2009, except for information contained under the heading "Report of the Audit Committee," a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held in May 2009, except for information contained under the heading "Report of the Audit Committee," a copy of which will be filed not later than 120 days after the close of the fiscal year.

The following table sets forth information as of December 31, 2008, with respect to compensation plans under which shares of common stock were issued.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plan
Equity Incentive Plan approved by Security Holders	---[(1)]	$ ---	202,237[(2)]
Equity Incentive Plan Not Approved by Security Holders	---	---	---

(1) On October 10, 2008, the Company's shareholders approve an equity incentive plan providing for the issuance of stock options, restricted stock and stock appreciation rights. No awards were made under this plan in 2008. However a number of awards were made on January 27, 2009.

(2) Consists of stock options and stock appreciation rights covering up to 144,455 shares of common stock and restricted stock and restricted stock units covering up to 57,782 shares of common stock.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information concerning certain relationships and related transactions, our independent directors and our audit and nominating committee charters is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held in May 2009, except for information contained under the heading "Report of the Audit Committee," a copy of which will be filed not later than 120 days after the close of the fiscal year.

Item 14. Principal Accounting Fees and Services

Information concerning principal accountant fees and services is incorporated herein by reference from the Company's definitive proxy statement for its Annual Meeting of Shareholders to be held in May 2009, except for information contained under the heading "Report of the Audit Committee," a copy of which will be filed not later than 120 days after the close of the fiscal year.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a)(1) List of Financial Statements

The following are contained in Item 8 of this Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at December 31, 2008 and 2007

Consolidated Statements of Income for the Years Ended December 31, 2008 and 2007

Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2008, and 2007

Consolidated Statements of Cash Flows for the Years Ended December 31, 2008 and 2007

Notes to Consolidated Financial Statements

(a)(2) List of Financial Statement Schedules:

All financial statement schedules have been omitted as the information is not required under the related instructions or is not applicable.

(a)(3) List of Exhibits:

Exhibit Number	Document	Reference to Prior Filing or Exhibit Number Attached Hereto
3.1	Charter	*
3.2	Bylaws	**
4	Instruments defining the rights of security holders, including indentures:	
	Form of Sound Financial, Inc. Common Stock Certificate	**
9	Voting Trust Agreement	None
10.1	Employment Agreement with Laura Lee Stewart	*
10.2	Executive Long Term Compensation Agreement with Laura Lee Stewart	*
10.3	Executive Long Term Compensation Agreement with Patricia Floyd	*
10.4	Sound Incentive Compensation Achievement Plan	*
10.5	Summary of Annual Bonus Plan	*
10.6	Summary of Quarterly Bonus Plan	*
10.7	Director Fee Arrangements for 2009	10.7
10.8	Sound Financial, Inc. 2008 Equity Incentive Plan	10.8
10.9	Form of Incentive Stock Option Agreement under the 2008 Equity Incentive Plan	+
10.10	Form of Non-Qualified Stock Option Agreement under the 2008 Equity Incentive Plan	+
10.11	Form of Restricted Stock Agreement under the 2008 Equity Incentive Plan	+
11	Statement re computation of per share earnings	None
14	Code of Business Conduct and Ethics	***
16	Letter re change in certifying accountant	None
18	Letter re change in accounting principles	None
21	Subsidiaries of the registrant	*
22	Published report regarding matters submitted to vote of security holders	None
23	Consents of Independent Registered Public Accounting Firm - Moss Adams LLP	None
24	Power of Attorney	None
31.1	Rule 13(a)-14(a) Certification (Chief Executive Officer)	31.1
31.2	Rule 13(a)-14(a) Certification (Chief Financial Officer)	31.2
32	Section 1350 Certification	32

* Filed as an exhibit to the Company's Form SB-2 registration statement filed on September 20, 2007 (File No. 333-146196) pursuant to Section 5 of the Securities Act of 1933. Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.

** Filed as an exhibit to Pre-Effective Amendment No. 1 to the Company's Form SB-2 registration statement filed on November 2, 2007 (File No. 333-146196) pursuant to Section 5 of the Securities Act of 1933. Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.

*** Filed as an exhibit to the Company's Form 10-K filed on March 31, 2008. Such previously filed document is incorporated herein by reference in accordance with Item 601 of Regulation S-K.

\+ Filed as an Exhibit to the Company's Form 8K filed on January 29, 2009. Such previously filed document in incorporated herein by reference in accordance with Item 601 of Regulation S-K.

(b) Exhibits - Included, see list in (a)(3).

(c) Financial Statements Schedules - None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sound Financial, Inc.

Date: March 30, 2009

By: /s/ Laura Lee Stewart
Laura Lee Stewart, President and Chief Executive Officer
Duly Authorized Representative)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Laura Lee Stewart
Laura Lee Stewart, President and Director
(Principal Executive Officer)

Date: March 30, 2009

/s/ Tyler K. Myers
Tyler K. Myers, Chairman of the Board

Date: March 30, 2009

/s/ David S. Haddad, Jr.
David S. Haddad, Jr., Director

Date: March 30, 2009

/s/ Robert F. Carney
Robert F. Carney, Director

Date: March 30, 2009

/s/ Debra Jones
Debra Jones, Director

Date: March 30, 2009

/s/ Milton L. McMullen
Milton L. McMullen, Director

Date: March 30, 2009

/s/ Rogelio Riojas
Rogelio Riojas, Director

Date: March 30, 2009

/s/ James E. Sweeney
James E. Sweeney, Director

Date: March 30, 2009

/s/ Matthew P. Deines
Matthew P. Deines, Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: March 30, 2009

INDEX TO EXHIBITS

Number	Description
10.7	Director Fee Arrangements for 2009
10.8	Sound Financial Inc. 2008 Equity Incentive Plan
23	Consent of Independent Registered Public Accounting Firm - Moss Adams LLP
31.1	Rule 13(a)-14(a) Certification (Chief Executive Officer)
31.2	Rule 13(a)-14(a) Certification (Chief Financial Officer)
32	Section 1350 Certification

EXHIBIT 10.7

DIRECTOR FEE ARRANGEMENTS FOR 2009

Exhibit 10.7

Director Fee Arrangements for 2009

Each director of Sound Financial, Inc. (the "Company") also is a director of Sound Community Bank (the "Bank"). For 2009, each non-employee director will receive an annual fee of $12,000, plus a meeting fee of $1,030 for each Board Meeting attended for serving on the Bank's Board of Directors. Directors are not compensated for their service on the Company's Board of Directors.

EXHIBIT 10.8

SOUND FINANCIAL INC. 2008 EQUITY INCENTIVE PLAN

SOUND FINANCIAL, INC.

2008 EQUITY INCENTIVE PLAN

TABLE OF CONTENTS

SOUND FINANCIAL, INC.
2008 EQUITY INCENTIVE PLAN

ARTICLE I
PURPOSE

Section 1.1 General Purpose of the Plan.

The purpose of the Plan is to promote the long-term growth and profitability of Sound Financial, Inc., to provide directors, advisory directors, officers and employees of Sound Financial, Inc. and its affiliates with an incentive to achieve corporate objectives, to attract and retain individuals of outstanding competence and to provide such individuals with an equity interest in Sound Financial, Inc.

ARTICLE II
DEFINITIONS

The following definitions shall apply for the purposes of this Plan, unless a different meaning is plainly indicated by the context:

Affiliate means any "parent corporation" or "subsidiary corporation" of the Company, as those terms are defined in Section 424(e) and (f) respectively, of the Code.

Award means the grant by the Committee of an Incentive Stock Option, a Non-Qualified Stock Option, a Stock Appreciation Right, a Restricted Stock Award or any other benefit under this Plan.

Award Agreement means a written instrument evidencing an Award under the Plan and establishing the terms and conditions thereof.

Beneficiary means the Person designated by a Participant to receive any Shares subject to a Restricted Stock Award made to such Participant that become distributable, or to have the right to exercise any Options or Stock Appreciation Rights granted to such Participant that are exercisable, following the Participant's death.

Board means the Board of Directors of Sound Financial, Inc. and any successor thereto.

Change in Control means any of the following events:

(a) any third person, including a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, becomes the beneficial owner of shares of the Company with respect to which 25% or more of the total number of votes for the election of the Board may be cast;

(b) as a result of, or in connection with, any cash tender offer, merger or other business combination, sale of assets or contested election, or combination of the foregoing, the persons who were directors of the Company shall cease to constitute a majority of the Board;

(c) the stockholders of the Company approve an agreement providing either for a transaction in which the Company will cease to be an independent publicly owned corporation or for a sale or other disposition of all or substantially all the assets of the Company; or

(d) a tender offer or exchange offer for 25% or more of the total outstanding Shares of the Company is commenced (other than such an offer by the Company).

Code means the Internal Revenue Code of 1986, as amended from time to time.

Committee means the Committee described in Article IV.

Company means Sound Financial, Inc., a Federal corporation, and any successor thereto.

Disability means a condition of incapacity of a Participant which renders that person unable to engage in the performance of his or her duties by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than twelve (12) months. Notwithstanding the above, the term Disability in connection with Incentive Stock Options shall have the meaning specified in Section 22(e)(3) of the Code.

Effective Date means the date on which the Plan is approved by the stockholders of Sound Financial, Inc.

Exchange Act means the Securities Exchange Act of 1934, as amended.

Exercise Period means the period during which an Option or Stock Appreciation Right may be exercised.

Exercise Price means the price per Share at which Shares subject to an Option may be purchased upon exercise of the Option and on the basis of which the Shares due upon exercise of a Stock Appreciation Right is computed.

Fair Market Value means, with respect to a Share on a specified date:

(a) If the Shares are listed on any established stock exchange, the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on the Composite Tape or other comparable reporting system for the exchange on the applicable date, or if the applicable date is not a trading day, on the trading day immediately preceding the applicable date;

(b) If the Shares are not traded on a national securities exchange but are traded on the over-the counter market, if sales prices are not regularly reported for the Shares for the trading day referred to in clause (a), and if bid and asked prices for the Shares are regularly reported, the mean between the bid and the asked price for the Shares at the close of trading in the over-the-counter market on the applicable date, or if the applicable date is not a trading day, on the trading day immediately preceding the applicable date; and

(c) In the absence of such markets for the Shares, the Fair Market Value shall be determined in good faith by the Committee.

Family Member means with respect to any Participant:

(a) the lineal ascendants and lineal descendants of such Participant or his spouse, or any one or more of them, or

(b) an entity wholly owned by, including, but not limited to, a trust the exclusive beneficiaries of which are, one or more of the lineal ascendants or lineal descendants of such Participant or his spouse, or wholly owned jointly by one or more of them and the Participant.

Incentive Stock Option means a right to purchase Shares that is granted to an employee of the Company or any Affiliate that is designated by the Committee to be an Incentive Stock Option and that is intended to satisfy the requirements of Section 422 of the Code.

Non-Qualified Stock Option means a right to purchase Shares that is not intended to qualify as an Incentive Stock Option or does not satisfy the requirements of Section 422 of the Code.

Option means either an Incentive Stock Option or a Non-Qualified Stock Option.

Option Holder means, at any relevant time with respect to an Option, the person having the right to exercise the Option.

Participant means any director, advisory director, officer or employee of the Company or any Affiliate who is selected by the Committee to receive an Award.

Permitted Transferee means, with respect to any Participant, a Family Member of the Participant to whom an Award has been transferred as permitted hereunder.

Person means an individual, a corporation, a partnership, a limited liability company, an association, a joint-stock company, a trust, an estate, an unincorporated organization and any other business organization or institution.

Plan means the Sound Financial, Inc. 2008 Equity Incentive Plan, as amended from time to time.

Qualified Domestic Relations Order means a Domestic Relations Order that:

(a) clearly specifies:

(i) The name and last known mailing address of the Option Holder and of each person given rights under such Domestic Relations Order;

(ii) the amount or percentage of the Option Holder's benefits under this Plan to be paid to each person covered by such Domestic Relations Order;

(iii) the number of payments or the period to which such Domestic Relations Order applies; and

(iv) the name of this Plan; and

(b) does not require the payment of a benefit in a form or amount that is:

(i) not otherwise provided for under the Plan; or

(v) inconsistent with a previous Qualified Domestic Relations Order.

For the purposes of this Plan, a "Domestic Relations Order" means a judgment, decree or order, including the approval of a property settlement that is made pursuant to a state domestic relations or community property law and relates to the provision of child support, alimony payments or marital property rights to a spouse, child or other dependent of a Participant.

Restricted Stock Award means an award of Shares or Share Units pursuant to Article VII.

Service means, unless the Committee provides otherwise in an Award Agreement, service in any capacity as a director, advisory director, officer or employee of the Company or any Affiliate.

Share means a share of common stock, par value $.01 per share, of Sound Financial, Inc.

Share Unit means the right to receive a Share at a specified future date.

Stock Appreciation Right means the right to receive a payment in Shares measured by the increase in the Fair Market Value of a Share over the Exercise Price of that Stock Appreciation Right.

Stock Appreciation Right Holder means, at any relevant time with respect to a Stock Appreciation Right, the person having the right to exercise the Stock Appreciation Right.

Termination for Cause means termination upon an intentional failure to perform stated duties, a breach of a fiduciary duty involving personal dishonesty which results in material loss to the Company or one of its Affiliates or a willful violation of any law, rule or regulation (other than traffic violations or similar offenses) or a final cease-and-desist order which results in material loss to the Company or one of its Affiliates. Notwithstanding the above, if a Participant is subject to a different definition of termination for cause in an employment or severance or similar agreement with the Company or any Affiliate, such other definition shall control.

Vesting Date means the date or dates on which the grant of an Option or Stock Appreciation Right is eligible to be exercised or the date or dates on which a Restricted Stock Award ceases to be forfeitable.

ARTICLE III
AVAILABLE SHARES

Section 3.1 Shares Available Under the Plan.

Subject to adjustment under Article IX, the maximum aggregate number of Shares representing Awards shall not exceed 202,237 Shares. Shares representing tandem Stock Appreciation Rights shall for such purpose only be counted as either Shares representing Options outstanding or Stock Appreciation Rights outstanding, but not as both.

Section 3.2 Shares Available for Options and Stock Appreciation Rights.

Subject to adjustment under Article IX and the limitations under Section 3.4 below, the maximum aggregate number of Shares which may be issued upon exercise of Options and Stock Appreciation Rights shall be 144,455 Shares, and the maximum aggregate number of Shares which may be issued upon exercise of Options and Stock Appreciation Rights to any one individual in any calendar year shall be 36,113 Shares.

Section 3.3 Shares Available for Restricted Stock Awards.

Subject to adjustment under Article IX and the limitations under Section 3.4 below, the maximum number of Shares which may be issued upon award or vesting of Restricted Stock Awards under the Plan shall be 57,782 Shares and the maximum aggregate number of Shares which may be issued upon award or vesting of Restricted Stock Awards to any one individual in any calendar year shall be 14,445.

Section 3.4 Additional OTS Restrictions.

As long as the Plan is subject to OTS regulations as applicable on the Effective Date, subject to adjustment under Article IX, the following additional restrictions shall apply:

(a) No Participant shall receive Options and Stock Appreciation Rights with respect to more than 36,113 Shares.

(b) No Participant shall receive Restricted Stock Awards with respect to more than 14,445 Shares.

(c) No director or advisory director who is not also an employee of the Company or its Affiliates shall receive Options and Stock Appreciation Rights with respect to more than 7,222 Shares, and all such directors and advisory directors as a group shall not receive Options and Stock Appreciation Rights with respect to more than 43,336 Shares.

(d) No director or advisory director who is not also an employee of the Company or its Affiliates shall receive Restricted Stock Awards with respect to more than 2,889 Shares, and all such directors and advisory directors as a group shall not receive Restricted Stock Awards with respect to more than 17,334 Shares.

(e) No Award may vest beginning earlier than one year from the Effective Date of the Plan and all Awards shall vest in annual installments of not more than 20% of the total Award.

(f) The Vesting Date of an Award may only be accelerated in the event of death, disability or a Change in Control.

(g) Directors and executive officers of the Company must exercise or forfeit their Options and SAR Awards in the event Sound Community Bank, the Company's wholly-owned operating subsidiary, becomes critically undercapitalized (as defined in 12 C.F.R. Part 565.4), is subject to OTS enforcement action, or receives a capital directive under 12 C.F.R. Part 565.7.

Section 3.5 Computation of Shares Issued.

For purposes of this Article III, Shares shall be considered issued pursuant to the Plan only if actually issued upon the exercise of an Option or Stock Appreciation Right or in connection with a Restricted Stock Award. Any Award subsequently forfeited, in whole or in part, shall not be considered issued.

ARTICLE IV
ADMINISTRATION

Section 4.1 Committee.

(a) The Plan shall be administered by a Committee appointed by the Board for that purpose and consisting of not less than two (2) members of the Board. Each member of the Committee shall be an "Outside Director" within the meaning of Section 162(m) of the Code or a successor rule or regulation, a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3)(i) under the Exchange Act or a successor rule or regulation and an "Independent Director" under the corporate governance rules and regulations imposing independence standards on committees performing similar functions promulgated by any national securities exchange or quotation system on which Shares are listed.

(b) The act of a majority of the members present at a meeting duly called and held shall be the act of the Committee. Any decision or determination reduced to writing and signed by all members shall be as fully effective as if made by unanimous vote at a meeting duly called and held.

(c) The Committee's decisions and determinations under the Plan need not be uniform and may be made selectively among Participants, whether or not such Participants are similarly situated.

Section 4.2 Committee Powers.

Subject to the terms and conditions of the Plan and such limitations as may be imposed by the Board, the Committee shall be responsible for the overall management and administration of the Plan and shall have such authority as shall be necessary or appropriate in order to carry out its responsibilities, including, without limitation, the authority:

to interpret and construe the Plan, and to determine all questions that may arise under the Plan as to eligibility for participation in the Plan, the number of Shares subject to Awards to be issued or granted, and the terms and conditions thereof;

(a) with the consent of the Participant, to the extent deemed necessary by the Committee, amend or modify the terms of any outstanding Award or accelerate or defer the Vesting Date thereof;

(b) to adopt rules and regulations and to prescribe forms for the operation and administration of the Plan; and

(c) to take any other action not inconsistent with the provisions of the Plan that it may deem necessary or appropriate.

All decisions, determinations and other actions of the Committee made or taken in accordance with the terms of the Plan shall be final and conclusive and binding upon all parties having an interest therein.

ARTICLE V
STOCK OPTIONS

Section 5.1 Grant of Options.

(a) The Committee may, in its discretion, grant to a Participant an Option to purchase Shares, subject to the limitations of the Plan, including Section 3.4 above. An Option must be designated as either an Incentive Stock Option or a Non-Qualified Stock Option and, if not designated as either, shall be a Non-Qualified Stock Option. Only employees of the Company or its Affiliates may receive Incentive Stock Options.

(b) Any Option granted shall be evidenced by an Award Agreement which shall:

(i) specify the number of Shares covered by the Option;

(ii) specify the Exercise Price;

(iii) specify the Exercise Period;

(iv) specify the Vesting Date; and

(v) contain such other terms and conditions not inconsistent with the Plan as the Committee may, in its discretion, prescribe.

Section 5.2 Size of Option.

Subject to the restrictions of the Plan, the number of Shares as to which a Participant may be granted Options shall be determined by the Committee, in its discretion.

Section 5.3 Exercise Price.

The price per Share at which an Option may be exercised shall be determined by the Committee, in its discretion, *provided, however,* that the Exercise Price shall not be less than the Fair Market Value of a Share on the date on which the Option is granted.

Section 5.4 Exercise Period.

The Exercise Period during which an Option may be exercised shall commence on the Vesting Date. It shall expire on the earliest of:

(a) the date specified by the Committee in the Award Agreement;

(b) the last day of the three-month period commencing on the date of the Participant's termination of Service, other than on account of death, Disability or a Termination for Cause;

(c) the last day of the one-year period commencing on the date of the Participant's termination of Service due to death or Disability;

(d) as of the time and on the date of the Participant's termination of Service due to a Termination for Cause; or

(e) the last day of the ten-year period commencing on the date on which the Option was granted.

An Option that remains unexercised at the close of business on the last day of the Exercise Period shall be canceled without consideration at the close of business on that date.

Section 5.5 Vesting Date.

(a) The Vesting Date for each Option Award shall be determined by the Committee and specified in the Award Agreement.

(b) Unless otherwise determined by the Committee and specified in the Award Agreement:

(i) if the Participant of an Option Award terminates Service prior to the Vesting Date for any reason other than death or Disability, any unvested Option shall be forfeited without consideration;

(ii) if the Participant of an Option Award terminates Service prior to the Vesting Date on account of death or Disability, the Vesting Date shall be accelerated to the date of the Participant's termination of Service; and

(iii) if a Change in Control occurs prior to the Vesting Date of an Option Award that is outstanding on the date of the Change in Control, the Vesting Date shall be accelerated to the earliest date of the Change in Control.

Section 5.6 Additional Restrictions on Incentive Stock Options.

An Option designated by the Committee to be an Incentive Stock Option shall be subject to the following provisions:

(a) Notwithstanding any other provision of this Plan to the contrary, no Participant may receive an Incentive Stock Option under the Plan if such Participant, at the time the award is granted, owns (after application of the rules contained in Section 424(d) of the Code) stock possessing more than ten (10) percent of the total combined voting power of all classes of stock of the Company or its Affiliates, unless

(i) the option price for such Incentive Stock Option is at least 110 percent of the Fair Market Value of the Shares subject to such Incentive Stock Option on the date of grant and (ii) such Option is not exercisable after the date five (5) years from the date such Incentive Stock Option is granted.

(b) Each Participant who receives Shares upon exercise of an Option that is an Incentive Stock Option shall give the Company prompt notice of any sale of Shares prior to a date which is two years from the date the Option was granted or one year from the date the Option was exercised. Such sale shall disqualify the Option as an Incentive Stock Option.

(c) The aggregate Fair Market Value (determined with respect to each Incentive Stock Option at the time such Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under this Plan or any other plan of the Company or an Affiliate) shall not exceed $100,000.

(d) Any Option under this Plan which is designated by the Committee as an Incentive Stock Option but fails, for any reason, to meet the foregoing requirements shall be treated as a Non-Qualified Stock Option.

Section 5.7 Method of Exercise.

(a) Subject to the limitations of the Plan and the Award Agreement, an Option Holder may, at any time on or after the Vesting Date and during the Exercise Period, exercise his or her right to purchase all or any part of the Shares to which the Option relates; *provided, however,* that the minimum number of Shares which may be purchased at any time shall be 100, or, if less, the total number of Shares relating to the Option which remain un-purchased. An Option Holder shall exercise an Option to purchase Shares by:

(i) giving written notice to the Committee, in such form and manner as the Committee may prescribe, of his or her intent to exercise the Option;

(ii) delivering to the Committee full payment for the Shares as to which the Option is to be exercised; and

(iii) satisfying such other conditions as may be prescribed in the Award Agreement.

(b) The Exercise Price of Shares to be purchased upon exercise of any Option shall be paid in full:

(i) in cash (by certified or bank check or such other instrument as the Company may accept); or

(ii) if and to the extent permitted by the Committee, in the form of Shares already owned by the Option Holder having an aggregate Fair Market Value on the date the Option is exercised equal to the aggregate Exercise Price to be paid; or

(iii) by a combination thereof.

Payment for any Shares to be purchased upon exercise of an Option may also be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale or loan proceeds to pay the purchase price and applicable tax withholding amounts (if any), in which event the Shares acquired shall be delivered to the broker promptly following receipt of payment.

(c) When the requirements of this Section have been satisfied, the Committee shall take such action as is necessary to cause the issuance of a stock certificate evidencing the Option Holder's ownership of such Shares. The Person exercising the Option shall have no right to vote or to receive dividends, nor have any other rights with respect to the Shares, prior to the date the Shares are transferred to such Person on the stock transfer records of the Company, and no adjustments shall be made for any dividends or other rights for which the record date is prior to the date as of which the transfer is effected.

Section 5.8 Limitations on Options.

(a) An Option by its terms shall not be transferable by the Option Holder other than by will or the laws of descent and distribution, or pursuant to the terms of a Qualified Domestic Relations Order, and shall be exercisable, during the life of the Option Holder, only by the Option Holder or an alternate payee designated pursuant to such a Qualified Domestic Relations Order; *provided, however,* that a Participant may, at any time at or after the grant of a Non-Qualified Stock Option under the Plan, apply to the Committee for approval to transfer all or any portion of such Non-Qualified Stock Option which is then unexercised to such Participant's Family Member. The Committee may approve or withhold approval of such transfer in its sole and absolute discretion. If such transfer is approved, it shall be effected by written notice to the Company given in such form and manner as the Committee may prescribe and actually received by the Company prior to the death of the person giving it. Thereafter, the transferee shall have, with respect to such Non-Qualified Stock Option, all of the rights, privileges and obligations which would attach thereunder to the Participant. If a privilege of the Option depends on the life, Service or other status of the Participant, such privilege of the Option for the transferee shall continue to depend upon the life, Service or other status of the Participant. The Committee shall have full and exclusive authority to interpret and apply the provisions of the Plan to transferees to the extent not specifically addressed herein.

(b) The Company's obligation to deliver Shares with respect to an Option shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Option Holder to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of applicable federal, state or local law. It may be provided that any such representation shall become inoperative upon a registration of the Shares or upon the occurrence of any other event eliminating the necessity of such representation. The Company shall not be required to deliver any Shares under the Plan prior to:

(i) the admission of such Shares to listing on any stock exchange or trading on any automated quotation system on which Shares may then be listed or traded; or

(ii) the completion of such registration or other qualification under any state or federal law, rule or regulation as the Committee shall determine to be necessary or advisable.

(c) An Option Holder may designate a Beneficiary to receive any Options that may be exercised after his death. Such designation and any change or revocation of such designation shall be made in writing in the form and manner prescribed by the Committee. In the event that the designated Beneficiary dies prior to the Option Holder, or in the event that no Beneficiary has been designated, any Options that may be exercised following the Option Holder's death shall be transferred to the Option Holder's estate. If the Option Holder and his or her Beneficiary shall die in circumstances that cause the Committee, in its discretion, to be uncertain which shall have been the first to die, the Option Holder shall be deemed to have survived the Beneficiary.

Section 5.9 Prohibition Against Option Repricing.

Except as provided in Section 9.3, neither the Committee nor the Board shall have the right or authority following the grant of an Option pursuant to the Plan to amend or modify the Exercise Price of any such Option, or to cancel the Option at a time when the Exercise Price is less than the Fair Market Value of the Shares, in exchange for another Option or Award.

ARTICLE VI
STOCK APPRECIATION RIGHTS

Section 6.1 Grant of Stock Appreciation Rights.

(a) The Committee may, in its discretion, grant to a Participant a Stock Appreciation Right, subject to the limitations of the Plan, including Section 3.4 above. A Stock Appreciation Right must be designated as either a tandem Stock Appreciation Right or a stand-alone Stock Appreciation Right and, if not so designated, shall be deemed to be a stand-alone Stock Appreciation Right. A tandem Stock Appreciation Right may only be granted at the same time as the Option to which it relates. The exercise of a tandem Stock Appreciation Right shall cancel the related Option for a like number of Shares and the exercise of a related Option shall cancel a tandem Stock Appreciation Right for a like number of Shares.

(b) Any Stock Appreciation Right granted shall be evidenced by an Award Agreement which shall:

(i) specify the number of Shares covered by the Stock Appreciation Right;

(ii) specify the Exercise Price;

(iii) specify the Exercise Period;

(iv) specify the Vesting Date;

(v) specify that the Stock Appreciation Right shall be settled in Shares; and

(vi) contain such other terms and conditions not inconsistent with the Plan as the Committee may, in its discretion, prescribe.

Section 6.2 Size of Stock Appreciation Right.

Subject to the restrictions of the Plan, the number of Shares as to which a Participant may be granted Stock Appreciation Rights shall be determined by the Committee, in its discretion.

Section 6.3 Exercise Price.

The price per Share at which a Stock Appreciation Right may be exercised shall be determined by the Committee, in its discretion, *provided, however,* that the Exercise Price shall not be less than the Fair Market Value of a Share on the date on which the Stock Appreciation Right is granted.

Section 6.4 Exercise Period.

The Exercise Period during which a Stock Appreciation Right may be exercised shall commence on the Vesting Date. It shall expire on the earliest of:

(a) the date specified by the Committee in the Award Agreement;

(b) the last day of the three-month period commencing on the date of the Participant's termination of Service, other than on account of death, Disability or a Termination for Cause;

(c) the last day of the one-year period commencing on the date of the Participant's termination of Service due to death or Disability;

(d) as of the time and on the date of the Participant's termination of Service due to a Termination for Cause; or

(e) the last day of the ten-year period commencing on the date on which the Stock Appreciation Right was granted.

A Stock Appreciation Right that remains unexercised at the close of business on the last day of the Exercise Period shall be canceled without consideration at the close of business on that date.

Section 6.5 Vesting Date.

(a) The Vesting Date for each Stock Appreciation Right Award shall be determined by the Committee and specified in the Award Agreement.

(b) Unless otherwise determined by the Committee and specified in the Award Agreement:

(i) if the Participant of a Stock Appreciation Right Award terminates Service prior to the Vesting Date for any reason other than death or Disability, any unvested Award shall be forfeited without consideration;

(ii) if the Participant of a Stock Appreciation Right Award terminates Service prior to the Vesting Date on account of death or Disability, the Vesting Date shall be accelerated to the date of the Participant's termination of Service; and

(iii) if a Change in Control occurs prior to the Vesting Date of a Stock Appreciation Right Award that is outstanding on the date of the Change in Control, the Vesting Date shall be accelerated to the earliest date of the Change in Control.

Section 6.6 Method of Exercise.

(a) Subject to the limitations of the Plan and the Award Agreement, a Participant may, at any time on or after the Vesting Date and during the Exercise Period, exercise his or her Stock Appreciation Right as to all or any part of the Shares to which the Stock Appreciation Right relates; provided, however, that the minimum number of Shares as to which a Stock Appreciation Right may be exercised shall be 100, or, if less, the total number of Shares relating to the Stock Appreciation Right which remain unexercised. A Stock Appreciation Right Holder shall exercise a Stock Appreciation Right by:

(i) giving written notice to the Committee, in such form and manner as the Committee may prescribe, of his or her intent to exercise the Stock Appreciation Right; and

(ii) satisfying such other conditions as may be prescribed in the Award Agreement.

(b) When the requirements of this Section have been satisfied, the Committee shall take such action as is necessary to cause the remittance to the Stock Appreciation Right Holder (or, in the event of his or her death, his or her Beneficiary) of a number of Shares with an aggregate Fair Market Value equal to the excess (if any) of (i) the Fair Market Value of a Share on the date of exercise over (ii) the Exercise Price per Share, times the number of Stock Appreciation Rights exercised. The Person exercising the Stock Appreciation Right shall have no right to vote or to receive dividends, nor have any other rights with respect to the Shares, prior to the date the Shares are transferred to such Person on the stock transfer records of the Company, and no adjustments shall be made for any dividends or other rights for which the record date is prior to the date as of which the transfer is effected.

Section 6.7 Limitations on Stock Appreciation Rights.

(a) A Stock Appreciation Right by its terms shall not be transferable by the Stock Appreciation Right Holder other than by will or the laws of descent and distribution, or pursuant to the terms of a Qualified Domestic Relations Order, and shall be exercisable, during the life of the Stock Appreciation Right Holder, only by the Stock Appreciation Right Holder or an alternate payee designated pursuant to such a Qualified Domestic Relations Order; *provided, however,* that a Participant may, at any time at or after the grant of a Stock Appreciation Right under the Plan, apply to the Committee for approval to transfer all or any portion of such Stock Appreciation Right which is then unexercised to such Participant's Family Member. The Committee may approve or withhold approval of such transfer in its sole and absolute discretion. If such transfer is approved, it shall be effected by written notice to the Company given in such form and manner as the Committee may prescribe and actually received by the Company prior to the death of the person giving it. Thereafter, the transferee shall have, with respect to such Stock Appreciation Right, all of the rights, privileges and obligations which would attach thereunder to the Participant. If a privilege of the Stock Appreciation Right depends on the life, Service or other status of the Participant, such privilege of the Stock Appreciation Right for the transferee shall continue to depend upon the life, Service or other status of the Participant. The Committee shall have full and exclusive authority to interpret and apply the provisions of the Plan to transferees to the extent not specifically addressed herein.

(b) The Company's obligation to deliver Shares with respect to a Stock Appreciation Right shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Stock Appreciation Right Holder to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of applicable federal, state or local law. It may be provided that any such representation shall become inoperative upon a registration of the Shares or upon the occurrence of any other event eliminating the necessity of such representation. The Company shall not be required to deliver any Shares under the Plan prior to:

(i) the admission of such Shares to listing on any stock exchange or trading on any automated quotation system on which Shares may then be listed or traded; or

(ii) the completion of such registration or other qualification under any state or federal law, rule or regulation as the Committee shall determine to be necessary or advisable.

(c) A Stock Appreciation Right Holder may designate a Beneficiary to receive any Stock Appreciation Right that may be exercised after his death. Such designation and any change or revocation of such designation shall be made in writing in the form and manner prescribed by the Committee. In the event that the designated Beneficiary dies prior to the Stock Appreciation Right Holder, or in the event that no Beneficiary has been designated, any Stock Appreciation Rights that may be exercised following the Stock Appreciation Right Holder's death shall be transferred to the Stock Appreciation Right Holder's estate. If the Stock Appreciation Right Holder and his or her Beneficiary shall die in circumstances that cause the Committee, in its discretion, to be uncertain which shall have been the first to die, the Stock Appreciation Right Holder shall be deemed to have survived the Beneficiary.

Section 6.8 Prohibition Against Stock Appreciation Right Repricing.

Except as provided in Section 9.3, neither the Committee nor the Board shall have the right or authority following the grant of a Stock Appreciation Right pursuant to the Plan to amend or modify the Exercise Price of any such Stock Appreciation Right or to cancel the Stock Appreciation Right at a time when the Exercise Price is less than the Fair Market Value of the Shares, in exchange for another Stock Appreciation Right or Award.

ARTICLE VII
RESTRICTED STOCK AWARDS

Section 7.1 In General.

(a) Each Restricted Stock Award shall be evidenced by an Award Agreement which shall specify, subject to the limitations of the Plan, including Section 3.4 above:

(i) the number of Shares or Share Units covered by the Restricted Stock Award;

(ii) the amount, if any, which the Participant shall be required to pay to the Company in consideration for the issuance of such Shares or Share Units;

(iii) the date of grant of the Restricted Stock Award;

(iv) the Vesting Date for the Restricted Stock Award;

(v) as to Restricted Stock Awards awarding Shares, the rights of the Participant with respect to dividends, voting rights and other rights and preferences associated with such Shares; and

(vi) as to Restricted Stock Awards awarding Share Units, the rights of the Participant with respect to attributes of the Share Units which are the equivalent of dividends and other rights and preferences associated with Shares and the circumstances, if any, prior to the Vesting Date pursuant to which Share Units shall be converted to Shares;

and contain such other terms and conditions not inconsistent with the Plan as the Committee may, in its discretion, prescribe.

(b) All Restricted Stock Awards consisting of Shares shall be in the form of issued and outstanding Shares that shall be registered in the name of the Participant and held by the Committee, together with an irrevocable stock power executed by the Participant in favor of the Committee or its designee, pending the vesting or forfeiture of the Restricted Stock Award. The certificates evidencing the Shares shall at all times prior to the applicable Vesting Date bear the following legend:

> The common stock evidenced hereby is subject to the terms of an Award Agreement between Sound Financial, Inc. and [Name of Participant] dated [Award Date] made pursuant to the terms of the Sound Financial, Inc. 2008 Equity Incentive Plan, copies of which are on file at the executive offices of Sound Financial, Inc. and may not be sold, encumbered, hypothecated or otherwise transferred, except in accordance with the terms of such Plan and Award Agreement.

or such other restrictive legend as the Committee, in its discretion, may specify.

(c) Unless otherwise set forth in the Award Agreement, a Restricted Stock Award by its terms shall not be transferable by the Participant other than by will or by the laws of descent and distribution, and the Shares distributed pursuant to such Award shall be distributable, during the lifetime of the Participant, only to the Participant.

Section 7.2 Vesting Date.

(a) The Vesting Date for each Restricted Stock Award shall be determined by the Committee and specified in the Award Agreement.

(b) Unless otherwise determined by the Committee and specified in the Award Agreement:

(i) if the Participant of a Restricted Stock Award terminates Service prior to the Vesting Date for any reason other than death or Disability, any unvested Shares or Share Units shall be forfeited without consideration;

(ii) if the Participant of a Restricted Stock Award terminates Service prior to the Vesting Date on account of death or Disability, the Vesting Date shall be accelerated to the date of termination of the Participant's Service with the Company; and

(iii) if a Change in Control occurs prior to the Vesting Date of a Restricted Stock Award that is outstanding on the date of the Change in Control, the Vesting Date shall be accelerated to the earliest date of the Change in Control.

Section 7.3 Dividend Rights.

Unless otherwise set forth in the Award Agreement, any dividends or distributions declared and paid with respect to Shares subject to a Restricted Stock Award, whether or not in cash, or an equivalent amount in the case of a Restricted Stock Award awarding Share Units, shall be paid to the Participant at the same time they are paid to all other shareholders of the Company.

Section 7.4 Voting Rights.

Unless otherwise set forth in the Award Agreement, voting rights appurtenant to the Shares subject to the Restricted Stock Award shall be exercised by the Participant.

Section 7.5 Designation of Beneficiary.

A Participant who has received a Restricted Stock Award may designate a Beneficiary to receive any unvested Shares or Shares distributed in satisfaction of any unvested Share Units that become vested on the date of the Participant's death. Such designation (and any change or revocation of such designation) shall be made in writing in the form and manner prescribed by the Committee. In the event that the Beneficiary designated by a Participant dies prior to the Participant, or in the event that no Beneficiary has been designated, any vested Shares that become available for distribution on the Participant's death shall be paid to the executor or administrator of the Participant's estate.

Section 7.6 Manner of Distribution of Awards.

The Company's obligation to deliver Shares with respect to a Restricted Stock Award shall, if the Committee so requests, be conditioned upon the receipt of a representation as to the investment intention of the Participant or Beneficiary to whom such Shares are to be delivered, in such form as the Committee shall determine to be necessary or advisable to comply with the provisions of applicable federal, state or local law. It may be provided that any such representation shall become inoperative upon a registration of the Shares or upon the occurrence of any other event eliminating the necessity of such representation. The Company shall not be required to deliver any Shares under the Plan prior to (i) the admission of such Shares to listing on any stock exchange or trading on any automated quotation system on which Shares may then be listed or traded, or (ii) the completion of such registration or other qualification under any state or federal law, rule or regulation as the Committee shall determine to be necessary or advisable.

ARTICLE VIII
SPECIAL TAX PROVISION

Section 8.1 Tax Withholding Rights.

Where any Person is entitled to receive Shares, the Company shall have the right to require such Person to pay to the Company the amount of any tax which the Company is required to withhold with respect to such Shares, or, in lieu thereof, to retain, or to sell without notice, a sufficient number of Shares to cover the minimum amount required to be withheld.

ARTICLE IX
AMENDMENT AND TERMINATION

Section 9.1 Termination

The Board may suspend or terminate the Plan in whole or in part at any time prior to the tenth anniversary of the Effective Date by giving written notice of such suspension or termination to the Committee. Unless sooner terminated, the Plan shall terminate automatically on the tenth anniversary of the Effective Date. In the event of any suspension or termination of the Plan, all Awards previously granted under the Plan that are outstanding on the date of such suspension or termination of the Plan shall remain outstanding and exercisable for the period and on the terms and conditions set forth in the Award Agreements evidencing such Awards.

Section 9.2 Amendment.

The Board may amend or revise the Plan in whole or in part at any time; provided, however, that, to the extent required to comply with Section 162(m) of the Code or the corporate governance standards imposed under the listing or trading requirements imposed by any national securities exchange or automated quotation system on which the Company lists or seeks to list or trade Shares, no such amendment or revision shall be effective if it amends a material term of the Plan unless approved by the holders of a majority of the votes cast on a proposal to approve such amendment or revision. To the extent OTS regulations are changed subsequent to the Effective Date, the Board shall have the right but not the obligation, to amend or revise the Plan without shareholder approval to conform to the revised regulations.

Section 9.3 Adjustments in the Event of Business Reorganization.

In the event any recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, exchange of Shares or other securities, stock dividend or other special and nonrecurring dividend or distribution (whether in the form of cash, securities or other property), liquidation, dissolution, or other similar corporate transaction or event, affects the Shares such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan, then the Committee shall, in such manner as it may deem equitable, adjust any or all of:

(i) the number and kind of securities deemed to be available thereafter for grants of Awards in the aggregate to all Participants;

(ii) the number and kind of securities that may be delivered or deliverable in respect of outstanding Awards; and

(iii) the Exercise Price of Options and Stock Appreciation Rights.

In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including, without limitation, cancellation of Awards in exchange for the in-the-money value, if any, of the vested portion thereof, or substitution of Awards using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence) affecting the Company or any Affiliate or the financial statements of the Company or any Affiliate, or in response to changes in applicable laws, regulations, or accounting principles.

ARTICLE X
MISCELLANEOUS

Section 10.1 Status as an Employee Benefit Plan.

This Plan is not intended to satisfy the requirements for qualification under Section 401(a) of the Code or to satisfy the definitional requirements for an "employee benefit plan" under Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended. It is intended to be a non-qualified incentive compensation program that is exempt from the regulatory requirements of the Employee Retirement Income Security Act of 1974, as amended. The Plan shall be construed and administered so as to effectuate this intent.

Section 10.2 No Right to Continued Employment.

Neither the establishment of the Plan nor any provisions of the Plan nor any action of the Board or Committee with respect to the Plan shall be held or construed to confer upon any Participant any right to a continuation of his or her position as a director, advisory director or employee of the Company. The Company reserves the right to remove any participating member of the Board or dismiss any Participant or otherwise deal with any Participant to the same extent as though the Plan had not been adopted.

Section 10.3 Construction of Language.

Whenever appropriate in the Plan, words used in the singular may be read in the plural, words used in the plural may be read in the singular, and words importing the masculine gender may be read as referring equally to the feminine or the neuter. Any reference to an Article or Section number shall refer to an Article or Section of this Plan unless otherwise indicated.

Section 10.4 Governing Law.

The Plan shall be construed, administered and enforced according to the laws of the State of Washington without giving effect to the conflict of laws principles thereof, except to the extent that such laws are preempted by federal law. The federal and state courts located in the County or contiguous counties in which the Company's headquarters are located shall have exclusive jurisdiction over any claim, action, complaint or lawsuit brought under the terms of the Plan. By accepting any Award granted under this Plan, the Participant, and any other person claiming any rights under the Plan, agrees to submit himself, and any such legal action as he shall bring under the Plan, to the sole jurisdiction of such courts for the adjudication and resolution of any such disputes.

Section 10.5 Headings.

The headings of Articles and Sections are included solely for convenience of reference. If there is any conflict between such headings and the text of the Plan, the text shall control.

Section 10.6 Non-Alienation of Benefits.

The right to receive a benefit under the Plan shall not be subject in any manner to anticipation, alienation or assignment, nor shall such right be liable for or subject to debts, contracts, liabilities, engagements or torts.

Section 10.7 Notices.

Any communication required or permitted to be given under the Plan, including any notice, direction, designation, comment, instruction, objection or waiver, shall be in writing and shall be deemed to have been given at such time as it is delivered personally or three (3) days after mailing if mailed, postage prepaid, by registered or certified mail, return receipt requested, addressed to such party at the address listed below, or at such other address as one such party may by written notice specify to the other party:

(a) If to the Committee:

Sound Financial, Inc.
2005 5th Avenue, Suite 200
Seattle, Washington 98121
Attention: Corporate Secretary

(b) If to a Participant, to such person's address as shown in the Company's records.

Section 10.8 Approval of Shareholders.

The Plan shall be subject to approval by the Company's shareholders within twelve (12) months before or after the date the Board adopts the Plan.

EXHIBIT 31.1

RULE 13(a)-14(a) CERTIFICATION
(CHIEF EXECUTIVE OFFICER)

EXHIBIT 31.1

CERTIFICATION

I, Laura Lee Stewart, certify that:

1. I have reviewed this annual report on Form 10-K of Sound Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2009

By: /s/ Laura Lee Stewart
Laura Lee Stewart
President and Chief Executive Officer

EXHIBIT 31.2

RULE 13(a)-14(a) CERTIFICATION
(CHIEF FINANCIAL OFFICER)

EXHIBIT 31.2

CERTIFICATION

I, Matthew P. Deines, certify that:

1. I have reviewed this annual report on Form 10-K of Sound Financial, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2009

By: /s/ Matthew P. Deines
Matthew P. Deines
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT 32

SECTION 1350 CERTIFICATION

EXHIBIT 32

SECTION 1350 CERTIFICATION

Each of the undersigned hereby certifies in his capacity as an officer of Sound Financial, Inc. (the "Registrant") that the Annual Report of the Registrant on Form 10-K for the period ended December 31, 2008 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the consolidated financial condition of the Registrant at the end of such period and the results of operations of the Registrant for such period.

Date: March 30, 2009

By: /s/ Laura Lee Stewart
Laura Lee Stewart
President and Chief Executive Officer

Date: March 30, 2009

By: /s/ Matthew P. Deines
Matthew P. Deines
Executive Vice President and Chief Financial Officer

SOUND FINANCIAL INC. IMPORTANT INFORMATION

Independent Auditors

Moss Adams LLP
2707 Colby Avenue
Suite 801
Everett, Washington 98201-3510

Special Counsel

Silver, Freedman & Taff, L.L.P.
3299 K Street, N.W., Suite 100
Washington, D.C. 20007

Transfer Agent

Shareholders should direct inquiries concerning their stock, change of name, address or ownership; report lost certificates or consolidate accounts to our transfer agent at 800-368-5948 or write:

Registrar and Transfer Co.
10 Commerce Drive
Cranford, NJ 07016
1-(800) 368-5948

SOUND
FINANCIAL, INC.
2005 Fifth Avenue, Suite 200
Seattle, Washington 98121